     As Filed with the Securities and Exchange Commission on April 5, 1999

                                                  Registration No. 333-
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                           DOMINION RESOURCES, INC.
            (Exact name of registrant as specified in its charter)

         Virginia                    4911                    54-1229715
      (State or other    (Primary Standard Industrial     (I.R.S. Employer
       jurisdiction       Classification Code Number)  Identification Number)
    of incorporation or
       organization)

                              120 Tredegar Street
                           Richmond, Virginia 23219
                                (804) 819-2000
  (Address, including Zip Code, and telephone number, including area code, of registrant's principal executive offices)

                             Patricia A. Wilkerson
                               W. H. Riggs, Jr.
                           Dominion Resources, Inc.
                              120 Tredegar Street
                              Richmond, VA 23219
                                (804) 819-2000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                With a copy to:
      James F. Stutts, Esquire               Robert L. Burrus, Jr., Esquire
      Dominion Resources, Inc.             McGuire, Woods, Battle & Boothe LLP
         120 Tredegar Street                       901 E. Cary Street
         Richmond, VA 23219                        Richmond, VA 23219
           (804) 819-2000                            (804) 775-7700
        (804) 819-2233 (Fax)                      (804) 698-2023 (Fax)

  Approximate date of commencement of proposed sale of the securities to the public:
  As soon as practicable after this registration statement becomes effective.

  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

                        CALCULATION OF REGISTRATION FEE

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
 Title of Each Class of                    Proposed Maximum  Proposed Maximum
    Securities to be       Amounts to be    Offering Price       Aggregate         Amount of
       Registered           Registered        Per Share *     Offering Price*  Registration Fee
-----------------------------------------------------------------------------------------------
Common stock, without       148,500,000
 par value..............      shares           $   37.25      $ 5,531,625,000   $ 1,537,791.75
-----------------------------------------------------------------------------------------------

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*The estimated registration fee has been computed pursuant to Rule 457(c) as of March 31, 1999.

                               ----------------

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this joint proxy statement/prospectus is not complete and  +
+may be changed. We may not sell these securities until the registration       +
+statement filed with the Securities and Exchange Commission is effective.     +
+This joint proxy statement/prospectus is not an offer to sell these           +
+securities and is not soliciting an offer to buy these securities in any      +
+state where the offer or sale is not permitted.                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             Subject to Completion
                           Dated as of April 5, 1999
                  Proxies are not being solicited at this time



Dear Shareholder:

  We are very pleased to offer this joint proxy statement/prospectus to you. As you know from our 1998 Annual Reports, we are merging. Both of our Boards have unanimously approved this merger, which is explained in detail on page 25.

  This is an exciting and important event in each of our company's history. It is also an important decision for you as a shareholder. Therefore, we urge you to read the attached materials thoroughly. We have made every effort to present this information so that it is easy to read and understand.

  Once you have read these materials, please vote your shares.

  You do not have to take any other actions at this time. When we have received all the necessary approvals, CNG shareholders will receive instructions from an Exchange Agent regarding the exchange of their shares. Dominion Resources shareholders will not need to take any other action.

Sincerely,                Sincerely,


Thos. E. Capps            George A. Davidson, Jr.
Chairman, President and   Chairman of the Board and
Chief Executive Officer   Chief Executive Officer
Dominion Resources, Inc.  Consolidated Natural Gas Company

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities to be issued under this joint proxy statement/prospectus or determined if this joint proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

DOMINION RESOURCES NOTICE OF SPECIAL MEETING

[Date]

Dear Shareholder:

  On    , 1999, Dominion Resources, Inc. will hold a special meeting of
shareholders in [          ]. The meeting will begin at [9:30 a.m.] Eastern
Daylight Time.

  Only shareholders who owned stock at the close of business on [     , 1999]
may vote at this meeting or any adjournments that may take place. At the meeting we propose to:

  . Approve the merger with Consolidated Natural Gas Company and the related issuance of shares; and

  . Amend the Articles of Incorporation to increase the number of authorized shares of Dominion Resources common stock from 300,000,000 to 500,000,000.

  These items of business are described in the attached joint proxy statement/prospectus. The approximate date of mailing this joint proxy
statement/prospectus and card is [     , 1999]. I hope you will be able to
attend the meeting, but even if you cannot, please vote your shares as soon as possible.

                                          By order of the Board of Directors,

                                          Patricia A. Wilkerson
                                          Corporate Secretary

  Dominion Resources shareholders do not need to do anything with respect to their stock certificates for this merger.

CNG NOTICE OF SPECIAL MEETING

[Date]

Dear Shareholder:

  On [    , 1999], Consolidated Natural Gas Company will hold a special
meeting of shareholders in [          ]. The meeting will begin at [9:30 a.m.]
Eastern Daylight Time.

  Only shareholders who owned stock at the close of business on [      , 1999]
may vote at this meeting or any adjournments that may take place. At the meeting we propose to:

  .Approve the merger of the company pursuant to the merger agreement with Dominion Resources, Inc.

  This item of business is described in the attached joint proxy statement/prospectus. The approximate date of mailing this joint proxy
statement/prospectus and card is [       , 1999]. I hope you will be able to
attend the meeting, but even if you cannot, please vote your shares as soon as possible.

                                          By order of the Board of Directors,

                                          E. J. Marks, III
                                          Corporate Secretary

          ATTENTION: Shareholders Participating in the Dividend
                            Reinvestment Plan

        The accompanying proxy card reflects the total shares of
      common stock registered in your name directly, as well as any full shares credited to your Dividend Reinvestment Plan
                                account.

            Shareholders should not send in their CNG common stock certificates until they receive instructions to do so.

                               TABLE OF CONTENTS

JOINT PROXY STATEMENT/PROSPECTUS SUMMARY..................................   1
COMPARATIVE PER SHARE DATA................................................   8
COMPARATIVE MARKET PRICE INFORMATION
  Dominion Resources......................................................   9
  CNG.....................................................................   9
  Equivalent Per Share Data...............................................  10
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA...........................  11
  Dominion Resources......................................................  11
  CNG.....................................................................  12
SELECTED UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL
 DATA.....................................................................  13
NOTES TO SELECTED HISTORICAL AND UNAUDITED PRO FORMA COMBINED CONDENSED
 CONSOLIDATED FINANCIAL DATA..............................................  14
FORWARD-LOOKING STATEMENTS................................................  16
THE SPECIAL MEETINGS OF DOMINION RESOURCES AND CNG SHAREHOLDERS...........  17
  Dominion Resources Special Meeting......................................  17
  CNG Special Meeting.....................................................  18
  Solicitation............................................................  20
  No Appraisal Rights.....................................................  20
THE MERGER................................................................  21
  Background to Merger....................................................  21
  Reasons for the Merger..................................................  23
  Recommendations of the Boards of Directors..............................  25
  What Shareholders Will Receive in the Merger............................  27
  Dividends...............................................................  28
  Management of Dominion Resources Following the Merger...................  28
  Opinion of Dominion Resources' Financial Advisor........................  29
  Opinion of CNG's Financial Advisor......................................  35
  Material U.S. Federal Income Tax Consequences...........................  41
  Interest of Certain Persons in the Merger...............................  42
  Accounting Treatment....................................................  44
  Resales of Dominion Resources Common Stock..............................  45
  Stock Exchange Listing..................................................  45
THE MERGER AGREEMENT......................................................  46
  The Merger..............................................................  46
  Representations and Warranties..........................................  47
  Conduct of Business Pending the Merger..................................  47
  No Solicitation of Transactions.........................................  49
  Conditions to the Merger................................................  50
  Benefit Plans...........................................................  51
  Treatment of CNG Stock Options and Stock Awards.........................  51
  Termination.............................................................  52
  Termination Fees........................................................  53
  Expenses................................................................  54
  Amendment and Waiver....................................................  54

REGULATORY
 MATTERS...........   55
  Antitrust
   Considerations..   55
  1935 Act.........   55
  Atomic Energy
   Act.............   56
  Federal Power
   Act.............   56
  Virginia
   Commission......   57
  North Carolina
   Commission......   57
  West Virginia
   Commission......   57
  Pennsylvania
   Commission......   57
  Ohio Commission..   58
  Affiliate
   Contracts and
   Arrangements....   58
  Other Regulatory
   Matters.........   58
THE COMPANIES......   59
  Dominion
   Resources ......   59
  CNG..............   60
DESCRIPTION OF
 DOMINION RESOURCES
 CAPITAL STOCK.....   61
  General..........   61
  Common Stock.....   61
  Preferred Stock..   61
COMPARATIVE RIGHTS
 OF SHAREHOLDERS...   61
  Board of
   Directors.......   62
  Payment of
   Dividends.......   62
  Cumulative
   Voting..........   62
  Preemptive
   Rights..........   62
  Removal of
   Directors.......   62
  Board of Director
   Vacancies.......   63
  Shareholder
   Proposals and
   Director
   Nominations.....   63
  Meetings of
   Shareholders....   64
  Shareholder
   Action Without a
   Meeting.........   64
  Shareholders'
   Inspection
   Rights..........   64
  Directors'
   Duties..........   64
  Limitations On
   Director and
   Officer
   Liability;
   Indemnification..  65
  Common Stock
   Purchase
   Rights..........   66
  Anti-takeover
   Statutes........   66
  Consolidation,
   Merger, Share
   Exchange and
   Transfer of
   Assets..........   67
  Shareholders'
   Rights In
   Certain
   Transactions....   68
  Anti-takeover
   Effects.........   68
  Amendment of
   Articles of
   Incorporation...   68
AMENDMENT TO THE
 DOMINION
 RESOURCES'
 ARTICLES OF
 INCORPORATION.....   69
UNAUDITED PRO FORMA
 COMBINED CONDENSED
 CONSOLIDATED
 FINANCIAL
 INFORMATION.......   70

  Dominion Resources and Subsidiary Companies Unaudited Pro Forma Combined
   Condensed Consolidated Statement of Income for the Years Ended December
   31, 1998, 1997 and 1996..................................................  71
  Dominion Resources and Subsidiary Companies Unaudited Pro Forma Combined
   Condensed Consolidated Balance Sheet at December 31, 1998................  74
  Consolidated National Gas Company Unaudited Reclassifying Condensed
   Consolidated Statement of Income for the Years Ended December 31, 1998,
   1997 and 1996............................................................  76
  Consolidated National Gas Company Unaudited Reclassifying Condensed
   Consolidated Balance Sheet at December 31, 1998..........................  79
  Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial
   Statements...............................................................  81
LEGAL MATTERS...............................................................  83
EXPERTS.....................................................................  83
SUBMISSION OF SHAREHOLDER PROPOSALS.........................................  83
WHERE YOU CAN FIND MORE INFORMATION.........................................  84
Annexes
A--Amended and Restated Agreement and Plan of Merger........................ A-1
B--Fairness Opinion of Lehman Brothers Inc. ................................ B-1
C--Fairness Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated... C-1

                   JOINT PROXY STATEMENT/PROSPECTUS SUMMARY

  This summary highlights selected information from this joint proxy statement/prospectus. It may not contain all of the information that is important to you. To better understand the merger of Dominion Resources, Inc. (Dominion Resources) and Consolidated Natural Gas Company (CNG), and for a more complete description of the merger and related transactions, we urge you to read this entire document carefully, including the annexes. Each item in this summary includes a page reference directing you to a more complete description of the item.

The Merger (page 21)

  The companies intend for CNG to be merged with a wholly-owned subsidiary of Dominion Resources, with CNG as the surviving company. This will result in CNG becoming a wholly-owned subsidiary of Dominion Resources. Alternatively, the companies may decide to merge CNG directly into Dominion Resources. In that case, Dominion Resources will be the surviving entity. In either event, the companies are sometimes referred to after the merger as the combined company.

What Shareholders Will Receive in the Merger (page 27)

  Each CNG shareholder will receive 1.52 shares of Dominion Resources common stock for each share of CNG common stock that he or she owns on the date the merger is completed. This exchange ratio will not change even if the market price of Dominion Resources or CNG common stock increases or decreases between now and the date of the merger.

  No fractional shares of Dominion Resources common stock will be issued in the merger. Instead, CNG shareholders will receive cash for any fractional share of Dominion Resources common stock due from the merger based on the market value of Dominion Resources common stock as of the trading day before the merger is completed. CNG shareholders should not send in their CNG common stock certificates until they receive further instructions.

  All outstanding shares of Dominion Resources common stock will remain outstanding after the merger. However, Dominion Resources shareholders will own shares of a larger, more diversified company. Dominion Resources shareholders do not need to do anything with their stock certificates.

  As of     there were            Dominion Resources shares and
CNG shares outstanding. Assuming the same number of shares are outstanding immediately before the closing of the merger, the number of Dominion Resources
shares to be issued in the merger would be             , which would represent
approximately        percent of the outstanding Dominion Resources shares
immediately after the closing of the merger.

The Companies (page 59)

 Dominion Resources

  Dominion Resources is a diversified utility holding company headquartered in Richmond, Virginia. Its principal subsidiary is Virginia Electric and Power Company (Virginia Power), a regulated public utility that generates, transmits, distributes and sells electric energy. Its principal service territory is Virginia and northeastern North Carolina. Dominion Resources' other major subsidiaries are Dominion Capital, Inc. (Dominion Capital), its diversified financial services subsidiary, and Dominion Energy, Inc. (Dominion Energy), its independent power and natural gas subsidiary.

  Dominion Resources' principal offices are located at 120 Tredegar Street, Richmond, Virginia 23219, telephone (804) 819-2000.

 CNG

  CNG is one of the nation's largest producers, transporters, distributors and retail marketers of natural gas. The company's natural gas transmission and distribution operations serve customers in Pennsylvania, Ohio, Virginia, West Virginia, New York and other states in the Northeast and Mid-Atlantic regions. CNG explores for and produces oil and natural gas in the United States and Canada. The company also selectively participates in energy businesses abroad.

  CNG's principal offices are located at CNG Tower, 625 Liberty Avenue, Pittsburgh, Pennsylvania 15222, telephone (412) 690-1000.

Reasons for the Merger (page 23)


  The merger will create the nation's fourth largest electric and natural gas utility, serving nearly four million retail customers in five states. Dominion Resources and CNG believe the merger will:

  . give the combined company the scale, scope and skills necessary to be successful in the competitive energy marketplace, allowing the combined company to offer a broad line of energy products as the gas and electric industries continue to converge;

  . create a platform for growth in a region that is rapidly deregulating and is the source of approximately 40 percent of the nation's demand for energy, allowing the combined company to market its portfolio of energy products to a broad customer base;

  . establish a company with combined storage, transportation and electric power production capability concentrated in the Northeast and Mid-Atlantic region; and

  . enable the combined company to realize cost savings from elimination of duplicate corporate and administrative programs, greater efficiencies in operations and business processes, and streamlined purchasing practices.

The Meetings (page 17)

 Dominion Resources Special Meeting

  Dominion Resources will hold its special meeting of shareholders at
a.m., on      , 1999 at    .

  Shareholders of Dominion Resources will be asked to approve:

  . the merger, including the issuance of the Dominion Resources common stock in connection with the merger; and

  . an amendment to the Dominion Resources Articles of Incorporation to increase the authorized common shares from 300,000,000 to 500,000,000 to have sufficient shares available to complete the merger.

  Both items require approval by a majority of the votes present at the special meeting.

  Each of your Dominion Resources shares held on         , 1999 will be
counted as one vote.


 CNG Special Meeting

  CNG will hold its special meeting of shareholders at      a.m., on      ,
1999 at    .

  Shareholders of CNG will be asked to approve the merger.

  Approval of the merger will require the affirmative vote of a majority of the outstanding shares of CNG common stock.

  You will have one vote for each share of CNG common stock held on     ,
1999.

Recommendations of the Boards of Directors (page 25)

 Dominion Resources

  The Dominion Resources Board of Directors, by unanimous vote, has approved and adopted the merger agreement, including the issuance of Dominion Resources common stock in accordance with the merger agreement, and determined that the merger is in the best interests of the company and its shareholders. The Board of Directors also, by unanimous vote, has approved the amendment to the Dominion Resources Articles of Incorporation. The Dominion Resources Board of Directors recommends that Dominion Resources shareholders vote FOR the merger and the issuance of the shares and FOR the amendment to the Articles of Incorporation. The Dominion Resources Board of Directors took these actions after consideration of a number of factors.

 CNG

  The CNG Board of Directors, by unanimous vote, has approved and adopted the merger agreement, believes the merger is fair and in the best interests of CNG and CNG shareholders and is advisable, and recommends that CNG shareholders vote FOR and approve the merger. The CNG Board of Directors approved and adopted the merger agreement after consideration of a number of factors described later.

Dividends (page 8)

  The merger agreement places restrictions on Dominion Resources' and CNG's ability to declare or pay dividends, split, combine or reclassify their capital stock or redeem, repurchase or otherwise acquire any shares of their capital stock other than in the ordinary course or according to previously announced plans pending closing of the merger. The merger agreement does not restrict Dominion Resources' and CNG's ability to declare or pay regular annual dividends of $2.58 per share of Dominion Resources common stock or $1.94 per share of CNG common stock with usual record and payment dates.

  The current annual dividend for Dominion Resources is $2.58 per share. Dominion Resources' targeted payout ratio of dividends to earnings is 70% to 75%. At present, the payout ratio is higher. Dominion Resources' business plan projects that the targeted ratio will be achieved within two years post closing through earnings growth. Therefore, Dominion Resources' dividend will be maintained at its current level.

Management of Dominion Resources Following the Merger (page 28)

  Thos. E. Capps will be the President and Chief Executive Officer of Dominion Resources after the merger, and George A. Davidson, Jr. will serve as Chairman of the Board of Directors until his previously announced retirement on August 1, 2000, at which time Mr. Capps will reassume his position as Chairman. The Board of Directors of Dominion Resources will have 17 members, 10 of whom will be designated by Dominion Resources and seven of whom will be designated by CNG. Dominion Resources will continue to use the name Dominion Resources and be headquartered in Richmond, Virginia. The combined company will continue to maintain significant operating offices in Pittsburgh, Pennsylvania.

Tax Consequences (page 41)

  CNG shareholders will not recognize a gain or loss for the Dominion Resources shares they receive from the merger. CNG shareholders will be taxed on the gain portion of any cash they receive in lieu of a fractional share if the cash received is more than their basis for the fractional share. CNG shareholders will recognize a taxable loss if the cash received is less than their basis for the fractional share.

Background to the Merger (page 21)

  For the past few years, both companies have considered a variety of strategic alternatives to enable each of them to better compete in the deregulating energy industry. Beginning in the fall of 1998, executive officers from both companies met informally on several occasions to discuss a possible combination. After conferring with their respective Boards of Directors and advisors in late 1998 and early 1999, the companies proceeded with merger negotiations that resulted in the merger agreement.

The Merger Agreement (page 46)

  The merger agreement is attached as Annex A to this joint proxy statement/prospectus. Your companies encourage you to read the merger agreement, as amended and restated, in its entirety.

Conditions to the Merger (page 50)

  The completion of the merger is subject to a number of conditions that must be completed or waived before the closing, including:

  . approval by the Dominion Resources shareholders and the CNG shareholders;

  . receipt by Dominion Resources and CNG of letters of their independent public accountants stating that the merger will qualify as a pooling-of-interests transaction;

  . receipt by Dominion Resources and CNG of opinions of counsel that the merger will be treated as a non-taxable transaction for U.S. federal income tax purposes, except with respect to any cash received instead of fractional shares of Dominion Resources common stock;

  . clearance under antitrust laws, approval by the Securities and Exchange
    Commission under the Public Utility Holding Company Act of 1935, and all other necessary federal and state regulatory approvals, with such approvals not having any terms or conditions attached that would have, or would be reasonably likely to have, a material adverse effect on Dominion Resources and CNG on a consolidated basis;

  . approval for listing on the New York Stock Exchange of the shares of Dominion Resources common stock to be issued in the merger;

  . each company's performance in all material respects of its obligations under the merger agreement;

  . each company's representations and warranties contained in the merger agreement being, and continuing to be, true and correct in all material respects;

  . no material adverse effect having occurred, or being reasonably likely to occur, with respect to either company and its subsidiaries taken as a whole or on the consummation of the merger agreement; and

  . no injunction that prohibits the merger.

Termination (page 52)

  The merger agreement allows for termination of the agreement:

  . by mutual consent;

  . by either company, if the closing does not occur on or before January 31, 2000 (provided that such date shall be extended to July 31, 2000 if all conditions are capable of being satisfied except for obtaining regulatory approvals);

  . by either company if the other company fails to obtain shareholder approval;

  . by either company, if any state or federal law or other action would prohibit the merger or cause a material adverse effect on either company;

  . by either company if, prior to receipt of its shareholders' approval, as a result of an acquisition proposal from another company, its board of directors determines in good faith (including receipt of a legal opinion) that its fiduciary duties require acceptance of the other proposal;

  . by either company based on an uncured material breach of the other; or

  . by either company if the Board of Directors of the other company withdraws its recommendation of the merger or recommends another transaction.

Termination Fees and Expenses (page 53)

  If the merger agreement is terminated because of a material breach or failure to comply with obligations under the merger agreement by either Dominion Resources or CNG, such party will be required to reimburse the other for its expenses up to $25 million. If the breach or failure is willful, however, Dominion Resources or CNG will also be responsible for actual damages incurred by the other party.

  Either Dominion Resources or CNG will be required to pay the other company a fee of $200 million plus expenses of up to $25 million if:

  . either company's Board of Directors, before shareholder approval, receives an acquisition proposal from another company that it determines, in good faith (including receipt of a legal opinion) and based on its fiduciary responsibility, it must accept, and it enters into an agreement with respect to such proposal (or another proposal in lieu thereof) within two years of the termination of the merger agreement between CNG and Dominion Resources; or

  . either company's Board of Directors withdraws its recommendation, fails to reaffirm its recommendation upon the other's request or approves or recommends an acquisition offer of a third party; or

  . either company's Board of Directors does not facilitate shareholder approval in the manner required by the merger agreement and at the time of termination, a third party offer is outstanding.

Regulatory Matters (page 55)

  Dominion Resources and CNG must receive the approvals of certain federal and state regulatory agencies before the merger can be completed. At the federal level, these approvals include approval of the Securities and Exchange Commission and the Federal Energy Regulatory Commission. Additionally, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act must have expired. At the state level, the parties expect to obtain approvals from regulators in Virginia, North Carolina, West Virginia and Pennsylvania.

  Upon consummation of the merger, Dominion Resources expects to register as a holding company under the 1935 Act. CNG, which is already registered as a 1935 Act holding company, will continue its registered status if it becomes a subsidiary of Dominion Resources following the merger. The 1935 Act imposes a number of restrictions on the operations of registered holding company systems. For example, the Securities and Exchange Commission must approve certain securities issuances as well as sales and acquisitions of assets or securities of utility companies or acquisitions of interests in any other business. The 1935 Act also limits the ability of registered holding companies to engage in activities unrelated to their utility operations and regulates holding company system service companies and the rendering of services by holding company affiliates to other companies in their system. Dominion Resources and CNG believe they will be able to satisfy the Securities and Exchange Commission's requirements for a registered holding company system.

  The Securities and Exchange Commission may require as a condition to its approval of the merger under the 1935 Act that Dominion Resources divest certain of its activities which are unrelated to the utility or energy operations of the combined companies after the merger within a reasonable time after the merger. In several cases, the Securities and Exchange Commission has allowed the retention of non-utility related activities or deferred the question of divestiture for a substantial period of time. In those cases in which divestiture has taken place, the Securities and Exchange Commission has usually allowed enough time to complete the divestiture to allow the applicant to avoid a premature or untimely sale of the divested assets. Dominion Resources believes strong policy reasons and prior Securities and Exchange Commission decisions and policy statements support the retention of non-utility related investments or, alternatively, support deferring the question of divestiture for a substantial period of time. Accordingly, Dominion Resources will request in the 1935 Act application that it be allowed to retain its non-utility related investments or, in the alternative, that the question of divestiture be deferred.

Interest of Certain Persons in the Merger (page 42)

  In considering the CNG Board of Directors' recommendation that CNG shareholders vote in favor of the merger, shareholders should be aware that a number of CNG's executive officers have severance agreements or participate in benefit plans that give them interests in the merger that are different from, or in addition to, other CNG shareholders. The total amount that may be payable to CNG's executive officers in connection with the merger due to severance arrangements and benefit plans is expected to be material. Since it is not known which, if any, individuals will receive payments under these arrangements, the amount cannot presently be determined. In addition, under the merger agreement, Dominion Resources may elect to, and presently expects to, convert all awards under CNG stock incentive plans outstanding at the time the merger takes place into Dominion Resources common stock based on a fair value model. The estimated value of the Dominion Resources common stock which would be issued to CNG executive officers in connection with such a conversion is estimated to be $14 million.

Accounting Treatment (page 44)

  Dominion Resources and CNG intend for the merger to be accounted for as a pooling-of-interests, which means that for accounting and financial purposes, the combined company will be treated as though it had always been combined.

Amendment to the Dominion Resources Articles of Incorporation (page 68)

  Dominion Resources shareholders are being asked to approve an amendment to the Dominion Resources Articles of Incorporation to increase the authorized shares of common stock from 300,000,000 to 500,000,000. This amendment will provide Dominion Resources with the shares it needs for issuance under the merger agreement and to maintain a reserve of shares for general corporate purposes. After the merger, Dominion Resources will have approximately authorized but unissued shares for use in connection with its Dominion Direct Investment stock purchase program, compensation and benefit programs for its officers, directors and employees, and for other general corporate purposes.

Listing of Dominion Resources Common Stock (page 61)

  Dominion Resources common stock trades on the New York Stock Exchange under the symbol "D". Dominion Resources will obtain approval from the New York Stock Exchange for listing of additional shares of Dominion Resources common stock to be issued as a result of the merger.

  If the merger is completed, the CNG common stock will be delisted from the New York Stock Exchange.

Comparison of Shareholder Rights (page 61)

  Holders of CNG common stock who receive Dominion Resources common stock in the merger will become holders of Dominion Resources common stock and will have rights as Dominion Resources shareholders that are different from rights they had as CNG shareholders.

Resales of Dominion Resources Common Stock (page 45)

  Shares of Dominion Resources common stock received in the merger will be freely transferable by the holders thereof except for those shares held by holders who may be deemed to be "affiliates" (generally directors, certain executive officers and shareholders owning 10 percent or more) of CNG under applicable federal securities laws.

Opinions of Financial Advisors (page 29)

 Dominion Resources

  Dominion Resources' financial advisor, Lehman Brothers Inc., gave an opinion to the Dominion Resources Board of Directors as of February 19, 1999 that, based on Lehman Brothers' analysis, the exchange ratio was fair to Dominion Resources from a financial point of view. The opinion is attached as Annex B to this joint proxy statement/prospectus.

 CNG

  CNG's financial advisor, Merrill Lynch, Pierce, Fenner & Smith Incorporated gave an opinion to the CNG Board of Directors as of February 19, 1999 that, based on Merrill Lynch's analysis, the exchange ratio to be received by CNG shareholders was fair from a financial point of view to the holders of CNG common stock. The opinion is attached as Annex C to this joint proxy statement/prospectus.

No Appraisal Rights (page 20)

  Neither Dominion Resources shareholders nor CNG shareholders have dissenters' rights of appraisal in connection with the merger.

                          COMPARATIVE PER SHARE DATA

  The following table compares Dominion Resources and CNG earnings per share and book value per common share on both a historical and a pro forma combined basis. Pro forma combined earnings per share is derived from the UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS presented later in this document. Those statements under the pooling of interests method of accounting present earnings per share as if the merger had occurred at the beginning of the periods presented. The equivalent pro forma combined data for CNG is calculated by multiplying the respective pro forma combined amounts by the exchange ratio. Book values per share for CNG and for the pro forma combined presentation are based upon outstanding common shares as of the date presented, adjusted in the case of the pro forma combined presentation to include shares of Dominion Resources common stock to be issued in the merger. The information set forth below should be read in conjunction with the respective audited consolidated financial statements of Dominion Resources and CNG incorporated by reference in this joint proxy statement/prospectus and those presented in this document under the heading UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS. The unaudited pro forma combined per share data is not necessarily indicative of the earnings per share or book value per share that would have been achieved had the merger been consummated as of the beginning of the periods presented and should not be construed as representative of such amounts for any future dates or periods.

                                                         Pro Forma   Pro Forma
                                   Dominion             Combined per Equivalent
                                  Resources     CNG       Dominion    Combined
                                  Historical Historical  Resources    per CNG
                                  ---------- ---------- ------------ ----------
Book value per share
  Year ended December 31, 1998..    $27.33     $25.14      $22.47      $34.15
Cash dividends declared per
 share
  Year ended December 31, 1996..    $ 2.58     $ 1.94         (*)         (*)
  Year ended December 31, 1997..    $ 2.58     $ 1.94         (*)         (*)
  Year ended December 31, 1998..    $ 2.58     $ 1.94         (*)         (*)
Income per share from continuing
 operations--basic
  Year ended December 31, 1996..    $ 2.65     $ 3.29      $ 2.40      $ 3.65
  Year ended December 31, 1997..    $ 2.15     $ 3.36      $ 2.14      $ 3.26
  Year ended December 31, 1998..    $ 2.75     $ 3.03      $ 2.30      $ 3.50
Income per share from continuing
 operations--diluted
  Year ended December 31, 1996..    $ 2.65     $ 3.24      $ 2.35      $ 3.57
  Year ended December 31, 1997..    $ 2.15     $ 3.30      $ 2.09      $ 3.18
  Year ended December 31, 1998..    $ 2.75     $ 3.00      $ 2.29      $ 3.48
Dividend payout ratio
  Year ended December 31, 1998..      93.8%      77.0%        (*)         (*)

--------
(*) The current annual dividend for Dominion Resources is $2.58 per share.
    Dominion Resources' targeted payout ratio of dividends to earnings is 70% to 75%. At present, the payout ratio is higher. Dominion Resources' business plan projects that the targeted ratio will be achieved within two years post closing through earnings growth. Therefore, Dominion Resources' dividend will be maintained at its current level. Based on a Dominion Resources dividend of $2.58 per share, the pro forma equivalent combined dividend per CNG share would be $2.58 per share multiplied by the exchange ratio of 1.52 or $3.92 per share for each of the years presented.

  See Notes to Selected Historical and Unaudited Pro Forma Combined Condensed
                         Consolidated Financial Data.

                     COMPARATIVE MARKET PRICE INFORMATION

 Dominion Resources

  The Dominion Resources shares are listed for trading on the New York Stock Exchange under the symbol "D". The following table sets forth, for the fiscal quarters indicated, the dividends paid and the high and low sales prices of Dominion Resources shares as reported under the New York Stock Exchange Composite Transactions Reports in The Wall Street Journal.

                                                     Dominion Resources
                                                     ----------------------------
                                                     High      Low      Dividends
                                                     ----      ---      ---------
      1996
        First Quarter............................... 44 3/8    37 5/8    $0.645
        Second Quarter.............................. 40 1/4     37       $0.645
        Third Quarter...............................  40       36 7/8    $0.645
        Fourth Quarter..............................  41       37 1/8    $0.645
      1997
        First Quarter............................... 41 3/8    35 1/2    $0.645
        Second Quarter.............................. 36 3/4    33 1/4    $0.645
        Third Quarter............................... 38 1/4    35 5/16   $0.645
        Fourth Quarter.............................. 42 7/8    34 7/8    $0.645
      1998
        First Quarter............................... 42 15/16  39 3/8    $0.645
        Second Quarter.............................. 42 1/16   37 13/16  $0.645
        Third Quarter............................... 44 15/16  39 5/16   $0.645
        Fourth Quarter.............................. 48 15/16  44 3/8    $0.645

 CNG

  The CNG shares are listed for trading on the New York Stock Exchange under the symbol "CNG". The following table sets forth, for the fiscal quarters indicated, the dividends paid and the high and low sales prices of CNG shares as reported under the New York Stock Exchange Composite Transactions Reports in The Wall Street Journal.

                                                            CNG
                                                     ----------------------------
                                                     High      Low      Dividends
                                                     ----      ---      ---------
      1996
        First Quarter............................... 47 1/8    41 1/2    $0.485
        Second Quarter.............................. 52 1/4    43 1/2    $0.485
        Third Quarter............................... 57 1/8     49       $0.485
        Fourth Quarter.............................. 59 5/8    51 1/8    $0.485
      1997
        First Quarter............................... 57 3/4    49 5/8    $0.485
        Second Quarter.............................. 54 7/8    47 3/8    $0.485
        Third Quarter............................... 60 11/16  53 9/16   $0.485
        Fourth Quarter.............................. 60 15/16  52 5/16   $0.485
      1998
        First Quarter............................... 60 1/2    53 1/4    $0.485
        Second Quarter.............................. 60 1/8    54 15/16  $0.485
        Third Quarter...............................  59       41 11/16  $0.485
        Fourth Quarter.............................. 55 15/16  50 7/16   $0.485

 Equivalent Per Share Data

  The information presented in the table below represents closing sale prices reported under the New York Stock Exchange Composite Transaction Reports in The Wall Street Journal for both Dominion Resources shares and CNG shares, on February 19, 1999, the last trading day immediately preceding the public
announcement of the proposed merger, and on [     , 1999], the last
practicable day for which closing sale prices were available at the time of the mailing of this joint proxy statement/prospectus, as well as the "equivalent per share price" of CNG shares on such dates. Dominion Resources and CNG shareholders should obtain current market quotations for the Dominion Resources shares and the CNG shares. The "equivalent per share price" of CNG shares represents the closing sale price per share reported under the New York Stock Exchange Composite Transaction Reports in The Wall Street Journal for Dominion Resources shares at such specified date, multiplied by the exchange ratio of 1.52.

                                                                          CNG
                                                  Dominion    CNG     Equivalent
                                                 Resources   Shares       Per
                                                Shares Price Price    Share Price
                                                ------------ ------   -----------
      February 19, 1999........................     42 1/4    56 1/4      64 7/32
         , 1999................................

  Following the consummation of the merger, CNG shares will cease to be traded on the New York Stock Exchange.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

  Dominion Resources and CNG are providing the following financial information to aid you in your analysis of the financial aspects of the merger. This information is only a summary and you should read it in conjunction with the historical consolidated financial statements of Dominion Resources and CNG and the related notes contained in the annual reports and other information that Dominion Resources and CNG have previously filed with the Securities and
Exchange Commission. See WHERE YOU CAN FIND MORE INFORMATION on page    .

Selected Historical Consolidated Financial Data of Dominion Resources

                                                Year Ended December 31,
                                        ---------------------------------------
                                         1994    1995    1996    1997    1998
                                        ------- ------- ------- ------- -------
                                        (in millions--except per share amounts)
Income Statement Data
Operating Revenues..................... $ 4,491 $ 4,633 $ 4,815 $ 7,262 $ 6,086
Operating Expenses.....................   3,453   3,607   3,716   5,789   4,995
                                        ------- ------- ------- ------- -------
Operating Income....................... $ 1,038 $ 1,026 $ 1,099 $ 1,473 $ 1,091
                                        ======= ======= ======= ======= =======
Net Income............................. $   478 $   425 $   472 $   399 $   536
                                        ======= ======= ======= ======= =======
Earnings per share (basic and
 diluted).............................. $  2.81 $  2.45 $  2.65 $  2.15 $  2.75
                                        ======= ======= ======= ======= =======
Dividends Declared per Share........... $  2.55 $  2.58 $  2.58 $  2.58 $  2.58
                                        ======= ======= ======= ======= =======
Balance Sheet Data
Total Assets........................... $13,562 $13,903 $14,896 $20,165 $17,517
                                        ======= ======= ======= ======= =======
Capitalization:
  Long-term Debt(*).................... $ 5,110 $ 5,033 $ 5,478 $ 8,810 $ 6,694
  Obligated Mandatorily Redeemable
  Preferred Securities of Subsidiary
   Trusts..............................             135     135     385     385
  Preferred Stocks of Subsidiary:
    Subject to Mandatory Redemption....     222     180     180     180     180
    Not Subject to Mandatory
     Redemption........................     594     509     509     509     509
  Common Shareholders' Equity..........   4,586   4,742   4,915   5,041   5,315
                                        ------- ------- ------- ------- -------
Total Capitalization................... $10,512 $10,599 $11,217 $14,925 $13,083
                                        ======= ======= ======= ======= =======
Obligations Under Capital Leases....... $     4 $     3 $     2 $    10 $    17
                                        ======= ======= ======= ======= =======
Book Value per Share................... $ 26.60 $ 26.88 $ 27.13 $ 26.84 $ 27.33
                                        ======= ======= ======= ======= =======

--------
(*) Including portion due within one year.

  See Notes to Selected Historical and Unaudited Pro Forma Combined Condensed
                         Consolidated Financial Data.

Selected Historical Consolidated Financial Data of CNG

                                              Year Ended December 31,
                                        --------------------------------------
                                         1994   1995    1996    1997     1998
                                        ------ ------  ------  -------  ------
                                          (in millions--except per share
                                                     amounts)
Income Statement Data
Operating Revenues..................... $3,036 $2,504  $2,955  $ 3,177  $2,760
Operating Expenses(*)..................  2,775  2,352   2,555    2,767   2,393
                                        ------ ------  ------  -------  ------
Operating Income....................... $  261 $  152  $  400  $   410  $  367
                                        ====== ======  ======  =======  ======
Income from Continuing Operations......    183     29     309      319     288
Discontinued Operations................            (8)    (11)     (15)    (49)
                                        ------ ------  ------  -------  ------
Net Income............................. $  183 $   21  $  298  $   304  $  239
                                        ====== ======  ======  =======  ======
Earnings per Share (basic):
  Continuing Operations................ $ 1.97 $ 0.31  $ 3.29  $  3.36  $ 3.03
  Discontinued Operations..............         (0.08)  (0.12)   (0.15)  (0.51)
                                        ------ ------  ------  -------  ------
  Net Income........................... $ 1.97 $ 0.23  $ 3.17  $  3.21  $ 2.52
                                        ====== ======  ======  =======  ======
Earnings per Share (diluted):
  Continuing Operations................ $ 1.97 $ 0.31  $ 3.24  $  3.30  $ 3.00
  Discontinued Operations..............         (0.08)  (0.11)   (0.15)  (0.51)
                                        ------ ------  ------  -------  ------
  Net Income........................... $ 1.97 $ 0.23  $ 3.13  $  3.15  $ 2.49
                                        ====== ======  ======  =======  ======
Dividends Declared per Share........... $ 1.94 $ 1.94  $ 1.94  $  1.94  $ 1.94
                                        ====== ======  ======  =======  ======
Balance Sheet Data
Total Assets........................... $5,519 $5,418  $6,001  $ 6,314  $6,362
                                        ====== ======  ======  =======  ======
Capitalization:
  Long-term Debt(**)................... $1,156 $1,302  $1,530   $1,707  $1,491
  Common Shareholders' Equity..........  2,184  2,046   2,205    2,358   2,400
                                        ------ ------  ------  -------  ------
Total Capitalization................... $3,340 $3,348  $3,735  $ 4,065  $3,891
                                        ====== ======  ======  =======  ======
Book Value per Share................... $23.48 $21.86  $23.23  $ 24.66  $25.14
                                        ====== ======  ======  =======  ======

--------
 (*) Including provision for income taxes.
(**) Including portion due within one year.


  See Notes to Selected Historical and Unaudited Pro Forma Combined Condensed
                          Consolidated Financial Data.

                     SELECTED UNAUDITED PRO FORMA COMBINED
                     CONDENSED CONSOLIDATED FINANCIAL DATA

  The following selected unaudited pro forma combined condensed consolidated financial data have been presented to reflect the pro forma effect of the merger accounted for as a pooling-of-interests. Accordingly, the consolidated financial statements of Dominion Resources have been restated for all periods presented to include the assets, liabilities, shareholders' equity and results of operations of CNG. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable. The selected unaudited pro forma combined condensed consolidated financial data are presented for illustrative purposes only and are not necessarily indicative of the operating results or financial condition of the combined company that would have occurred had the merger occurred at the beginning of the periods presented, nor are the selected unaudited pro forma combined condensed consolidated financial data necessarily indicative of future operating results or financial position of the combined company. The selected unaudited pro forma combined condensed consolidated financial data (i) have been derived from and should be read in conjunction with the UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS and the related notes included elsewhere in this joint proxy statement/prospectus and (ii) should be read in conjunction with the consolidated financial statements of Dominion Resources and CNG incorporated by reference in this joint proxy statement/prospectus.

                                                           Year Ended December
                                                                   31,
                                                          ---------------------
                                                           1996   1997    1998
                                                          ------ ------- ------
                                                          (in millions--except
                                                           per share amounts)
Income Statement Data
Operating Revenues....................................... $7,789 $10,467 $8,831
Operating Expenses.......................................  6,129   8,435  7,313
                                                          ------ ------- ------
Operating Income.........................................  1,660   2,032  1,518
                                                          ------ ------- ------
Net Income............................................... $  778 $   712 $  786
                                                          ====== ======= ======
Earnings per Share--basic ............................... $ 2.40 $  2.14 $ 2.30
                                                          ====== ======= ======
Earnings per Share--diluted ............................. $ 2.35 $  2.09 $ 2.29
                                                          ====== ======= ======


Balance Sheet Data
Total Assets                                                            $23,920
                                                                        =======
Capitalization
  Long-term Debt(*).................................................... $ 8,202
  Preferred Securities of Subsidiary Trusts............................     385
  Preferred Stocks of Subsidiary:
    Subject to Mandatory Redemption....................................     180
    Not Subject to Mandatory Redemption................................     509
  Common Shareholders' Equity..........................................   7,696
                                                                        -------
Total Capitalization................................................... $16,972
                                                                        =======
Book Value per Share................................................... $ 22.47
                                                                        =======

--------
(*) Including portion due within one year and capital lease obligations.

  See Notes to Selected Historical and Unaudited Pro Forma Combined Condensed
                         Consolidated Financial Data.

             NOTES TO SELECTED HISTORICAL AND UNAUDITED PRO FORMA
                COMBINED CONDENSED CONSOLIDATED FINANCIAL DATA

  1. The data assumes the business combination was accounted for as a pooling-of-interests and was completed prior to the periods presented. Pro forma equivalent amounts give effect to the conversion of each outstanding CNG share into 1.52 shares of Dominion Resources common stock. The pro forma statements reflect the issuance of Dominion Resources shares in exchange for all outstanding CNG stock options and performance shares (Stock Out) based on a fair value model.

  The pro forma combined dividends per share were based on the sum of the historical dividends declared by Dominion Resources and CNG divided by the pro forma average number of Dominion Resources shares outstanding. The pro forma average number of Dominion Resources shares was calculated by multiplying the average number of CNG shares during the year by the exchange ratio and adding the result to the average number of outstanding Dominion Resources shares during the year and shares related to the Stock Out. The pro forma combined dividends per share are not necessarily indicative of the level of dividends after the consummation of the merger. The current annual dividend for Dominion Resources is $2.58 per share. Dominion Resources' targeted payout ratio of dividends to earnings is 70% to 75%. At present, the payout ratio is higher. Dominion Resources' business plan projects that the targeted ratio will be achieved within two years post closing through earnings growth. Therefore, Dominion Resources' dividend will be maintained at its current level. If the pro forma combined dividends per share were based on Dominion Resources' current annual dividend rate of $2.58 per share, the pro forma combined dividends per Dominion Resources share would be $2.58 for each of the years ended December 31, 1996, 1997 and 1998 and the pro forma equivalent combined dividend per CNG share would be $3.92 for each of the years ended December 31, 1996, 1997 and 1998.

  2. Certain revenues, expenses, assets and liabilities of CNG have been reclassified to conform with Dominion Resources' presentation. The effects of accounting policy differences are limited to Dominion Resources' change from the successful efforts method to the full cost method of accounting for oil and gas properties which resulted in a $11 million, $9 million and $8 million increase in earnings in the income statement for the years ended December 31, 1998, 1997 and 1996, respectively and a $7 million increase in total assets in the balance sheet data as of December 31, 1998.

  3. Dominion Resources announced in November 1996 that its indirect subsidiary, DR Investments (UK) PLC, had made an offer to purchase East Midlands Electricity plc (East Midlands) for approximately $2.2 billion. East Midlands is a regional electricity company based in the Nottingham area of the United Kingdom (UK). The acquisition was accounted for as a purchase and East Midlands was included in Dominion Resources consolidated financial information until it was sold in July 1998.

  In the third quarter of 1997, East Midlands recorded a liability of approximately $157 million to reflect the one-time windfall tax levied by the UK government. The tax was levied on regional electric companies in the UK and was based on the privatized utilities' excess profits.

  In July 1998, Dominion Resources sold East Midlands in a transaction valued at $3.2 billion. The sale resulted in a gain of $332.2 million or $200.7 million, net of tax.

  4. In August 1998, the Virginia State Corporation Commission approved a settlement by Order which resolved Virginia Power's outstanding base rate proceedings. Virginia Power is Dominion Resources' regulated electric utility. The settlement defines a new regulatory framework for Virginia Power's transition to a competitive environment. The Order included rate refunds and the write-off of regulatory assets which reduced after-tax earnings by $201 million.

  5. During 1998, CNG discontinued its wholesale trading and marketing of natural gas and electricity, including integrated energy management. On July 31, 1998, CNG's sale of the capital stock of CNG Energy Services Corporation, formerly a wholly-owned subsidiary, to Sempra Energy Trading, a subsidiary of Sempra

Energy, was finalized. Proceeds of $37.4 million were received from the sale of the stock, as adjusted for working capital items. CNG's transition out of the wholesale gas business was substantially complete at December 31, 1998. CNG recognized losses from discontinued operations, net of applicable tax benefits, of $11.1 million, $14.5 million and $17.2 million for the years 1996, 1997 and 1998, respectively. In addition, during 1998 CNG recognized a loss on disposal of the discontinued operations, including a provision for operating losses during the phase out period, of $31.7 million, net of applicable tax benefit. These amounts are reflected in CNG's historical condensed consolidated financial statements and data included elsewhere in this joint proxy statement/prospectus.

  For purposes of the proforma combined condensed consolidated financial data, the results of CNG's discontinued operations have been reclassified to continuing operations because on a combined basis the discontinuation of these operations would not qualify as a disposal of a segment of a business.

                          FORWARD-LOOKING STATEMENTS

  This joint proxy statement/prospectus, and the documents which are incorporated in it by reference (see WHERE YOU CAN FIND MORE INFORMATION), include various forward-looking statements about Dominion Resources, CNG and the combined company that are subject to risks and uncertainties. Forward-looking statements include the information concerning future financial performance, business strategy, projected costs and plans and objectives of Dominion Resources, CNG and the combined company set forth under JOINT PROXY STATEMENT/PROSPECTUS SUMMARY and THE MERGER. Statements preceded by, followed by or that otherwise include the words "believes," "expects," "anticipates," "intends," "estimates," "plans" or similar expressions are generally forward-looking in nature and not historical facts.

  Actual future results for Dominion Resources, CNG and the combined company could differ materially from those expressed in the forward-looking statements. This is particularly true because Dominion Resources and CNG participate in an industry that is in transition. It is characterized by increasing consolidation, growing deregulation and heightened competition. In addition, the following important factors, as well as others discussed elsewhere in this joint proxy statement/prospectus and the documents incorporated by reference, are among those that could cause the actual results to differ from the forward-looking statements:

  . the effect of the merger on earnings and cash flow;

  . the combined company's ability to successfully operate its electric and gas distribution operations;

  . electric load and customer growth;

  . abnormal weather conditions;

  . available sources and cost of fuel and generating capacity;

  . the speed and degree to which competition enters the power generation, wholesale and retail sectors of the electric utility industry;

  . the year 2000 technology issues and costs;

  . state and federal regulatory and/or legislative initiatives;

  . the economic climate and growth in the service territories of Dominion
    Resources and CNG following the merger;

  . inflationary trends, capital market conditions and interest rates;

  . leverage and holding company issues;

  . rate, environmental, energy and other regulatory developments;

  . uncertainties related to doing business outside the U.S.;

  . exploration, development and operating uncertainties of geothermal and gas resources;

  . deregulation and natural gas and electric industry restructuring issues;
    and

  . a significant delay in the expected completion of, and unexpected consequences resulting from, the merger.

  Most of these factors are difficult to accurately predict and are generally beyond the control of Dominion Resources and CNG.

  The areas of risk described above should be considered in connection with any written or oral forward-looking statements that may be made after the date of this joint proxy statement/prospectus by Dominion Resources or CNG or anyone acting for either or both of them. Except for their ongoing obligations to disclose material information under the federal securities laws, neither Dominion Resources or CNG undertakes any obligation to release publicly any revisions to any forward-looking statements to report events or circumstances after the date of the joint proxy statement/prospectus or the occurrence of unanticipated events.

        THE SPECIAL MEETINGS OF DOMINION RESOURCES AND CNG SHAREHOLDERS

Dominion Resources Special Meeting

  The Board of Directors of Dominion Resources is soliciting your proxy for a special shareholders meeting to approve the merger between Dominion Resources and CNG including the issuance of Dominion Resources common stock under the merger agreement. Dominion Resources common stock will be issued in exchange for the outstanding CNG shares and may also be issued to certain CNG employees. See THE MERGER AGREEMENT--Treatment of CNG Stock Options and Stock Awards. At the meeting, shareholders also will be asked to approve an amendment to the Dominion Resources Articles of Incorporation to increase the number of authorized shares of common stock outstanding from 300,000,000 to
500,000,000. The meeting will be held on      at 9:30 a.m. at the      ,
Richmond, Virginia.

 Record Date

  All shareholders that owned stock at the close of business on May  , 1999
are entitled to vote at the special meeting. There were     shares of Dominion
Resources common stock outstanding on that date.

 Quorum

  A majority of the shares outstanding on May , 1999 constitutes a quorum for this meeting. Abstentions and shares held by a broker or nominee (Broker Shares) that are voted on any matter are included in determining a quorum.

 Required Vote

  Approval of the merger, including the share issuance, and the amendment to the Articles of Incorporation, requires that a majority of the shares represented at the meeting vote in favor of both items. Abstentions, failures to vote and broker non-votes will have the same effect as a vote against approval of the merger and the amendment to the Articles of Incorporation.

 How to Vote

  You may vote in person at the special meeting or by proxy. You have three ways to vote by proxy:

  . connect to the Internet at www.   .com*;

  . call 1-800-   *; or

  . complete the proxy card and mail it back to us.

  *Not for Beneficial Owners

  Complete instructions for voting your proxy can be found on your proxy card included with this joint proxy statement/prospectus.

 Rights; Revocation of Proxies

  Each of your shares will be counted as one vote. If you vote your proxy properly, we will follow your instructions. We urge you to mark the boxes on your proxy to indicate how to vote your shares. If no instructions are indicated on a properly executed proxy, the shares will be voted FOR approval of the merger including the share issuance and FOR the amendment to the Articles of Incorporation. If you vote and change your mind on any issue, you may revoke your proxy at any time before the close of voting at the special meeting in any of the following four ways:

  . connect to the Internet at www.   .com*;

  . call 800-   *;

  . write to our Corporate Secretary; or

  . vote your shares at the special meeting.

  *Not for Beneficial Owners

 Registered Shareholders and Dominion Direct Participants

  Your proxy card shows the number of full and fractional shares you own. If you are a participant in our Dominion Direct Investment stock purchase plan, the number includes shares we hold in your Dominion Direct Investment account. All shares will be voted according to your instructions if you properly vote your proxy by one of the methods listed above. If you sign your proxy and do not make a selection, it will be voted as recommended by the Board of Directors. If you are a Dominion Direct Investment participant and do not vote your proxy, we will vote all shares held in that account according to the Board of Directors' recommendations.

 Employee Savings Plan Participants

  You will receive a request for voting instructions from Mellon Bank, N.A., the Employee Savings Plan trustee. The share amounts listed on that form include the full and fractional shares in your Employee Savings Plan account. You may instruct Mellon Bank by:

  . connecting to the Internet at www.   .com;

  . calling 1-800-        ; or

  . returning your Voting Instructions in the enclosed envelope (not to Dominion Resources).

  Complete instructions can be found on the Voting Instruction Card included with the joint proxy statement/prospectus.

  Whichever method you choose, Mellon Bank will vote according to your instructions and will keep your vote confidential. If you do not vote your Employee Savings Plan shares, Mellon Bank generally will vote your shares according to the Board of Directors' recommendations.

 Beneficial Owners (Broker Shares)

  If your shares are held in street name with your broker, please follow the instructions found on the Voting Instruction Card enclosed with this joint proxy statement/prospectus.

 Tabulation

  Dominion Resources has retained Corporate Election Services, Inc. to tabulate the proxies and to assist with the Special Meeting.

DOMINION RESOURCES SHAREHOLDERS DO NOT NEED TO DO ANYTHING WITH RESPECT TO THEIR STOCK CERTIFICATES FOR THIS MERGER.

CNG Special Meeting

  The Board of Directors of CNG is soliciting your proxy for a special shareholders meeting to approve the merger with Dominion Resources. The
meeting will be held on      at 9:30 a.m. at the       .

 Record Date

  All shareholders that owned stock at the close of business on May  , 1999
are entitled to vote at the special meeting. There were     shares of CNG
common stock outstanding on that date.

 Quorum

  A majority of the shares outstanding on May , 1999 constitutes a quorum for this meeting. Abstentions and shares held by a broker or nominee (broker shares) that are voted on any matter are included in determining a quorum.

 Required Vote

  Approval of the merger requires the affirmative vote of a majority of the outstanding shares. Broker shares not voted and votes withheld will not be considered to be voted in favor of the merger.

 How to Vote

  You may vote in person at the special meeting or by proxy. You have two ways to vote by proxy:

  . call 1-800-        *; or

  . complete the proxy card and mail it back to us.

  *Not for Beneficial Owners

  Complete instructions for voting your proxy can be found on your proxy card included with this joint proxy statement/prospectus.

 Rights; Revocation of Proxies

  You will have one vote for each share of CNG common stock. If you vote your proxy properly, we will follow your instructions. We urge you to mark the box on your proxy to indicate how to vote your shares. If no instructions are indicated on a properly executed proxy, the shares will be voted FOR approval of the merger. If you vote and change your mind, you may revoke your proxy at any time before the close of voting at the special meeting. There are three ways to revoke your proxy:

  . call the 1-800 number listed above*;

  . write to our Corporate Secretary; or

  . vote your shares at the special meeting.

  *Not for Beneficial Owners

 Registered Shareholders and Dividend Reinvestment Plan Participants

  Your proxy card shows the number of full and fractional shares you own. If you are a participant in the CNG Dividend Reinvestment Plan, the number also includes shares we hold in your Plan account. All shares will be voted according to your instructions if you properly vote your proxy by one of the methods listed above. If you sign your proxy and do not make a selection, it will be voted as recommended by the Board of Directors.

 Employee Thrift Plan Participants

  You will receive a proxy card and instructions from Mellon Bank, N.A, the Thrift Plan Trustee. The share amounts listed on that form include the full shares in your Thrift Plan account. You may instruct the Trustee by:

  . calling 1-800-        ; or

  . returning your proxy card in the enclosed envelope (not to CNG).

  Complete instructions can be found on the proxy card included with this joint proxy statement/prospectus.

  Whichever method you choose, the Trustee will vote according to your instructions and will keep your vote confidential. In the absence of instructions, the Trustee will vote unvoted shares in the same proportion as shares voted pursuant to confidential instructions.

 Tabulation

  CNG has retained First Chicago Trust Company to tabulate the proxies and to assist with the special meeting.

  HOLDERS OF CNG SHARES SHOULD NOT SEND STOCK CERTIFICATES WITH THEIR PROXY CARDS. IF THE MERGER IS CONSUMMATED, CNG SHAREHOLDERS WILL BE FURNISHED WITH INSTRUCTIONS FOR EXCHANGING THEIR CNG STOCK CERTIFICATES FOR DOMINION RESOURCES STOCK CERTIFICATES AT THAT TIME.

Solicitation

  We will equally share the expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus. Each company has retained Georgeson & Co., Inc., a proxy solicitation firm, at a total estimated cost of $28,000 plus reimbursement of expenses, to assist in the solicitation of proxies. In addition, Dominion Resources and CNG employees may telephone shareholders of their respective companies after the initial solicitation. We will also request banks, brokers and other intermediaries holding shares beneficially owned by others to send this joint proxy statement/prospectus to and obtain proxies from the beneficial owners and will reimburse the holders for their reasonable expenses in so doing.

No Appraisal Rights

  Under Delaware law, CNG shareholders will not be entitled to appraisal rights. Under certain circumstances, the Delaware General Corporation Law entitles a shareholder to exercise appraisal rights upon a merger or consolidation. Appraisal rights would be available under Delaware law if the CNG shareholders were required by the terms of the merger to accept consideration other than, among other things, shares of stock of any corporation listed on a national securities exchange or cash in lieu of fractional shares. Since holders of CNG common stock will receive only shares of Dominion Resources common stock, which are listed on the New York Stock Exchange, and cash in lieu of fractional shares under the terms of the merger agreement, they are not entitled to appraisal rights under the Delaware law.

  Under Virginia law, Dominion Resources shareholders will not be entitled to appraisal rights.

                                  THE MERGER

Background to Merger

  During late 1997 and early 1998, CNG reassessed its strategic plan in response to business changes caused by slower than expected unbundling of the gas and electric distribution businesses at the retail level and the company's decision to exit the wholesale energy business. Management then discussed and explored alternatives for increasing shareholder value with the CNG Board of Directors at its meetings throughout 1998.

  Throughout 1997 and the first half of 1998, Dominion Resources engaged in a number of acquisition transactions and considered a variety of strategic alternatives to enable it to compete and grow in the deregulating energy industry. Among the strategic alternatives Dominion Resources considered was the acquisition of regional gas or other electric utility companies. Dominion Resources' growth strategy and specific possible acquisition candidates were reviewed by the Dominion Resources Board of Directors at several meetings during this period. The Dominion Resources Board of Directors encouraged management to pursue a number of different strategic alternatives, including investigating the desirability of a transaction with CNG.

  During the fall of 1998, CNG conferred with Merrill Lynch on an ongoing basis as one of its principal investment advisors. During that same period, Dominion Resources was using Lehman Brothers informally to assist it in identifying and evaluating opportunities in the industry. Both companies were also consulting with their legal advisors during the fall of 1998 and early 1999 with respect to matters covered in this discussion. CNG's principal legal advisor was Cahill Gordon & Reindel (Cahill) and Dominion Resources' principal legal advisor was LeBoeuf, Lamb, Greene & MacRae, L.L.P. (LLG&M).

  George A. Davidson, Jr., Chairman and Chief Executive Officer of CNG, routinely met informally with leading industry executives throughout the summer and fall of 1998 to exchange views on energy industry trends. At one such dinner engagement, on September 8, 1998, Mr. Davidson and Thos. E. Capps, Chairman and Chief Executive Officer of Dominion Resources, included a discussion of their companies' respective business strategies in their conversation.

  The September 8, 1998 meeting was followed by several telephone conversations between Mr. Davidson and Mr. Capps. On October 8, 1998, Mr. Davidson and Mr. Capps met jointly with selected senior management and operating and marketing personnel from both companies in Pittsburgh, Pennsylvania to discuss the feasibility of locating new power generating facilities along CNG's pipeline system. The discussion led to other examples of how synergy might be developed between the two companies. On October 16, 1998, Dominion Resources' management reviewed a possible business combination with CNG with its Organization, Compensation and Nominating Committee (OC&N Committee) and the OC&N Committee agreed that management should begin discussions with CNG.

  On October 20, 1998, Stephen E. Williams, Senior Vice President and General Counsel, and David M. Westfall, Senior Vice President and Chief Financial Officer, of CNG met with Edgar M. Roach, Jr., Executive Vice President and Chief Financial Officer, and Thomas F. Farrell, II, Executive Vice President-- Corporate Affairs, of Dominion Resources. At this meeting, Dominion Resources presented its views on the business rationale for a combination of the two companies. Following this meeting, Dominion Resources management conferred with its legal and investment banking advisors and, on October 27, 1998, Dominion Resources sent a letter to CNG expressing its interest in exploring a business combination with CNG.

  On November 9 and 10, 1998, CNG management presented information to the CNG Board of Directors related to strategic issues and the possibility of a merger or other combination with a variety of energy companies, including Dominion Resources. Following those meetings, CNG informed Dominion Resources that it was not prepared to consider a transaction with Dominion Resources at that time because it was still in the process of considering other strategic alternatives.

  An Ad Hoc Committee of the CNG Board of Directors, consisting of Richard P. Simmons, Paul E. Lego, Steven A. Minter, and J. Y. Connolly as an advisor, was formed on November 10, 1998, to review business matters of the company. CNG management, along with representatives of Merrill Lynch, met with the Ad Hoc Committee on November 23, 1998, to review strategic alternatives available to CNG. At that meeting, Merrill Lynch was asked to provide further analysis on a possible combination of CNG with two gas and two electric companies, including Dominion Resources.

  On December 7, 1998, CNG management and the Ad Hoc Committee received a presentation by Merrill Lynch regarding four potential merger partners which represented different strategies. On December 8, 1998, the CNG Board agreed that management ought to have additional discussions with Dominion Resources to begin exploring a possible business combination. It was also considered appropriate for Mr. Davidson to contact Mr. Capps to schedule further discussions. On December 8, 1998, Mr. Davidson informed Mr. Capps of CNG's willingness to have further discussions, and meetings were scheduled for January 5, 1999. On December 17, 1998, Dominion Resources management updated the Dominion Resources OC&N Committee on the status of the possible merger.

  On January 5, 1999, CNG retained Merrill Lynch to act as its financial advisor in connection with the proposed business combination with Dominion Resources. Also on January 5, Mr. Capps and other senior Dominion Resources executives, Mr. Davidson and Mr. Westfall and representatives from Lehman Brothers and Merrill Lynch met in New York to discuss the potential benefits of a business combination of CNG and Dominion Resources. On January 11, 1999, the Dominion Resources OC&N Committee met and received a report on the January 5 meetings. Following review of the report, the OC&N Committee supported management's continued discussion with CNG. On January 5, both companies entered into confidentiality agreements with each other.

  Dominion Resources formally engaged Lehman Brothers on January 11, 1999, with respect to the merger with CNG. Also on January 11, 1999, Dominion Resources' representatives, CNG's representatives and representatives of Lehman Brothers and Merrill Lynch met in New York to review the potential business plan of a combined entity.

  During the period January 11, 1999, through January 15, 1999, representatives of both companies met to gain a better understanding of their respective business strategies and financial information and to begin negotiation of a merger transaction.

  On January 19, 1999, the CNG Board of Directors met to review data presented by Merrill Lynch. The Board expressed concerns about a merger transaction with Dominion Resources at that time, and asked management to gather additional information. Dominion Resources was informed that CNG wished to defer further merger discussions pending the receipt and analysis of additional information. On January 21, 1999, Dominion Resources management updated the OC&N Committee on these developments.

  On January 25, 1999, discussions were resumed among the companies' senior management with more detailed information exchanged between CNG and Dominion Resources concerning their respective plans for their unregulated businesses and the details in their financial information. On February 4, 1999, CNG management and Merrill Lynch met with the Ad Hoc Committee of the CNG Board plus two other Board members, William S. Barrack and Raymond E. Galvin.

  On February 9, 1999, the CNG Board of Directors met to discuss the merits of the proposed transaction with Dominion Resources in general terms. Following that discussion, Mr. Davidson and Mr. Simmons, Chairman of the Ad Hoc Committee, were directed to meet with Mr. Capps, Mr. Farrell and Mr. Roach to define the parameters of the merger. The Dominion Resources Board met on February 11, 1999 and received presentations from management and Lehman Brothers. The Dominion Resources Board of Directors endorsed going forward with the merger discussions with CNG. Representatives of the companies met again on February 12, 1999, and held discussions on the terms of the merger agreement.

  During the period February 15, 1999 through February 21, 1999, representatives of the companies and their financial and legal advisors held numerous meetings to conduct due diligence and negotiate the terms of the merger. On February 18, 1999, Dominion Resources management met with the OC&N Committee to discuss the proposed merger. The merger was approved by the Dominion Resources Board of Directors on February 19, 1999, and, on that date, Dominion Resources submitted a written offer to CNG.

  On February 19, 1999, after receiving the Dominion Resources offer, the CNG Board of Directors approved the merger subject to satisfaction on the part of Mr. Davidson with respect to certain outstanding pooling-of-interest accounting issues. The CNG Board meeting was recessed in anticipation of continuing on February 21, 1999.

  On February 20, 1999, Mr. Davidson received a letter from one of the gas utilities that the CNG Board of Directors had considered at its meeting on November 23, 1998, expressing interest in a business combination which would either take the form of an acquisition of CNG for predominantly cash or a merger of equals on undefined terms. This proposal was subject to due diligence, financing and other substantial contingencies. On February 21, 1999, the CNG Board reconvened its meeting of February 19, was informed that Mr. Davidson was satisfied with respect to the pooling-of-interest accounting issues and received the report of Merrill Lynch on the possible transaction proposed by the other gas utility as compared to the transaction with Dominion Resources. The CNG Board unanimously reaffirmed its determination to accept the Dominion Resources proposal. The merger agreement was executed and delivered by both companies following the meeting of the CNG Board of Directors.

  The merger was announced on February 22, 1999.

Reasons for the Merger

  The merger of Dominion Resources and CNG will result in an integrated electric and natural gas company, serving nearly four million retail customers in five states. Your companies believe the combined company will be well positioned to be successful in the increasingly competitive energy marketplace, in particular in the Northeast quadrant of the United States. We expect the merger to enhance shareholder value more than either company could do on its own. The combined company should have three elements key to success in the competitive energy marketplace--size; geographic focus in strong regional markets; and efficient assets in the right locations.

   .Increase in Scale, Scope and Skills

    The merger will result in the combined company having pro forma 1998 assets of $23.9 billion and revenues of $8.8 billion. Dominion Resources and CNG believe that the combined company's increased size and scope will improve its opportunities for expansion, allowing the company to offer a broad line of energy products. The combination will expand and diversify Dominion Resources' core customer base from approximately two million retail customers in two states to four million retail customers in five states. The merger aligns successful leaders with seasoned managers proven in the competitive marketplace.

    As a result, the combined company should have the scale, scope and skills to be successful in the competitive energy marketplace.

   .Compatible Geographic Markets

    The proposed merger is consistent with Dominion Resources' previously announced strategy of growing in the Northeast quadrant of the U.S.-- covering the Midwest, Mid-Atlantic and Northeast portions of the U.S. This region is referred to as MAIN-to-Maine. The first MAIN refers to the Mid-America Interconnected Network. It covers the states of Missouri, Illinois, Wisconsin, Michigan and Indiana. The reference to the State of Maine designates the northeast end of this region. Virginia represents the southern boundary of this region. This area is the source of approximately 40 percent of the nation's demand for energy.

    Dominion Resources and CNG believe that the merger will give the combined company the platform it needs for growth in a region that is rapidly deregulating, allowing the company to market its portfolio of

  0energy products to a broad customer base. In the states where our companies already have operations, there are an estimated 16 million power customers not currently serviced by Virginia Power. There are an estimated 8 million additional natural gas customers not currently served by CNG. Millions of prospective customers live in adjoining states. Your companies intend to seek out these prospective customers.

    Dominion Resources has most of its electric power assets in several of the region's states and has gas reserves located within, or transportable to, the region. The proposed merger gives it a strong platform for growth, allowing it to more rapidly and effectively compete in the emerging electric retail competition markets in states where CNG currently has facilities. Pennsylvania and Ohio, especially, have strong policies encouraging new competition. For CNG, the merger gives it a broader platform in Virginia and North Carolina, the primary service area of Dominion Resources' principal subsidiary, Virginia Power.

   .Efficient and Well Located Assets

    Dominion Resources and CNG combined will have storage, transportation and electric power production capability concentrated in the Northeast and Mid-Atlantic region.

    The combined company will have an energy portfolio (including purchased power) of nearly 20,000 megawatts, 2.9 trillion cubic feet equivalent in natural gas and oil reserves producing over 300 billion cubic feet equivalent annually. It will operate a major interstate gas pipeline system and the largest natural gas storage system in North America with almost 900 Bcfe of storage. The combined company will rank as the eleventh largest independent oil and gas producer in the United States measured by reserves. The combined company will have more than 5,000 miles of electric transmission lines. These power lines are well located to transmit power from low-cost producers in the Southeast, including Virginia Power, into higher-cost markets in the Northeast and Midwest, including CNG's service territory. The combined company's assets are well positioned to serve the MAIN to Maine region.

    Your companies believe a strategic advantage of the merger is a better positioned exploration and production portfolio. After the merger, the combined company will have a well balanced mix of offshore and onshore properties. This should reduce the risk profile of the exploration and production operations.

Other Reasons For The Merger

  When the merger is complete your companies expect to enhance revenues through integration of our complementary businesses. Our combined company will have the following primary businesses:

  . retail natural gas and electricity sales;

  . wholesale natural gas and electricity sales;

  . natural gas exploration and production activities;

  . electric generation; and

  . international operations.

  We intend to integrate these complementary businesses. We will not only serve our existing retail customers and wholesale customers, but will reach out to new customers as a full-service energy provider as deregulation proceeds.

  In addition, the merger will enable the combined company to realize cost savings from elimination of duplicate corporate and administrative programs, greater efficiencies in operations and business processes, and streamlined purchasing practices.

Recommendations of the Boards of Directors

 Dominion Resources

  The Dominion Resources Board of Directors, by unanimous vote, approved and adopted the merger agreement, including the issuance of Dominion Resources common stock in accordance with the merger agreement, and determined that the merger is in the best interests of the company and its shareholders. The Board of Directors also, by unanimous vote, has approved the amendment to the Dominion Resources Articles of Incorporation. The Dominion Resources Board of Directors recommends that Dominion Resources shareholders vote FOR the merger and the issuance of the shares and FOR the amendment to the Articles of Incorporation.

  Dominion Resources has been developing a strategy to compete in the deregulating energy industry. As part of that strategy, the Board of Directors believes that to be successful going forward, the company must have a broad scale and scope, must focus on strong energy markets and must have efficient and well-located assets. When considering whether to approve and recommend the merger with CNG, the Board felt that CNG contributed to all of these factors.

  In its review of the proposed transaction, the Dominion Resources Board of Directors was assisted by management and by its financial, investment banking and legal advisors. In addition to considering the guidance it received from its advisors, the Dominion Resources Board of Directors took into account various strategic, financial, legal and tax factors, including those described above in THE MERGER--Reasons for the Merger.

  Over time, the Board compared the merger and other strategic growth alternatives and other similar gas and electric utility mergers that have begun a trend in the increasingly competitive energy industry. By diversifying the product offered (gas or electricity) and spreading assets geographically, the Board believes this type of business combination can ease the risks of the changing energy industry. The Board also feels that the combined company will be financially stronger and will have broader opportunities than the company could have access to on its own.

  The Board also analyzed various risks of the merger, including:

  .whether the benefits sought from the merger would be realized;

  . whether the amount of work required by the merger would divert management's attention and increase expenses;

  . whether the regulatory approvals would be obtained;

  . whether the difficulties of integrating two large and geographically and operationally distinct companies could be overcome; and

  . whether the issuance of the company's stock to CNG shareholders would dilute the value of the company's stock.

  After considering these and other risks, the Board concluded that the potential benefits of the proposed merger outweighed the risks and any disadvantages.

  It is important to note that no one factor was the reason for any individual director's decision and that each director attached his or her own weights to the many factors considered. However, based on the total mix of information available to them, all directors determined to approve and recommend the merger to Dominion Resources shareholders. They felt that the strategic, operational and financial opportunities the transaction presents will enhance Dominion Resources shareholder value and that shareholders should stand to benefit in the future by holding ownership interests in the combined entity.

 CNG

  The CNG Board of Directors, by unanimous vote, has approved and adopted the merger agreement, believes the merger is fair and in the best interests of CNG and CNG shareholders and is advisable, and recommends that CNG shareholders vote FOR and approve the merger.

  In considering the recommendation of the CNG Board of Directors with respect to the merger agreement, CNG shareholders should be aware that certain members of the CNG Board of Directors and CNG employees have interests in the merger that are different than, or in addition to, the interests of shareholders of CNG generally. The CNG Board of Directors was aware of these interests and considered them, among other matters, in approving the merger agreement. See Interest of Certain Persons in the Merger.

  In engaging in the process of screening and evaluating potential strategic merger candidates and in reaching its determination to approve and recommend the merger agreement, the CNG Board of Directors was motivated in its desire to position CNG to meet the challenges of the changing energy industry environment and thereby to assist the holders of CNG common stock to realize the benefits of the opportunities, and to avoid the risks, presented by such changing environment.

  In its deliberations with respect to the merger and the merger agreement, the CNG Board of Directors consulted with CNG management and the financial and legal advisors to CNG. The factors considered by the CNG Board of Directors include those enumerated below. While all of these factors were considered by the CNG Board of Directors, the CNG Board of Directors did not make determinations with respect to each such factor. Rather, the CNG Board of Directors made its judgment with respect to the merger and the merger agreement based on the total mix of information available to it, and the judgments of individual directors may have been influenced to a greater or lesser degree by their individual views with respect to different factors.

  The factors considered by the CNG Board of Directors in evaluating the merger and the merger agreement included the following:

  . its knowledge of the business, operations, assets, properties, operating results and financial condition of CNG;

  . CNG's strategic alternatives, including the prospects of positioning CNG for the future and enhancing long-term shareholder value by remaining an independent company or by effecting a strategic business combination with another party;

  . information concerning CNG's prospects as an independent company;

  . information concerning the financial position, results of operations, businesses, competitive position and prospects of a business combination with Dominion Resources, including the amount of stranded investment;

  . the philosophy of the management of Dominion Resources, especially as it relates to the means of meeting the challenges of industry change and compatibility with that of CNG management;

  . the prospects of regulatory approval, at each level of regulation, of a combination with Dominion Resources;

  . the opportunities for cost savings as a result of a business combination with Dominion Resources;

  . the extensive information developed during the period of the screening process discussed under Background of the Merger with respect to Dominion Resources as well as the extensive and inclusive nature of the screening process itself;

  . the comparative market capitalization, debt-to-equity ratio and financial strength of CNG as an independent company and a combination of CNG with Dominion Resources;

  . the effects of the changing regulatory environment and increased competition in the energy industry;

  . the recent trend in the utility industry toward consolidation and strategic partnerships that create larger, stronger companies made to face an increasingly competitive environment;

  . specifically, with respect to a business combination with Dominion
    Resources:

    (a) the exchange ratio and recent trading prices for CNG common stock and Dominion Resources common stock;

    (b) the opportunity for the shareholders of CNG to receive a premium over the market price for their CNG common stock immediately prior to announcement of the merger agreement;

    (c) the anticipated positive effects of the merger on CNG shareholders;

    (d) the terms of the merger agreement, which provide for reciprocal representations and warranties, conditions to closing and rights to termination, balanced rights and obligations and protection for employees of CNG (as discussed under THE MERGER AGREEMENT);

    (e) the tax and accounting treatment for the merger; and

    (f) the presentations made by Merrill Lynch to the CNG Board of Directors during the screening process, including information regarding CNG as an independent entity and CNG in combination with Dominion Resources (as well as others) and the opinion of Merrill Lynch rendered to CNG Board of Directors on February 19, 1999 that, as of such date, the exchange ratio was fair, from a financial point of view, to CNG shareholders. See Opinion of CNG's Financial Advisors.


  During its deliberations regarding the merger and the merger agreement (and, indeed, during the screening process), the CNG Board of Directors also analyzed certain risks associated with the merger. The CNG Board of Directors was advised regarding the risks of obtaining regulatory approval for the merger at all levels of regulation and the potential for a negative effect on its credit rating following the merger. After reviewing these matters thoroughly the CNG Board of Directors determined that the benefits of the merger outweighed any risks entailed in these matters.

  CNG believes that the merger will provide strategic and operational opportunities that would be unavailable to CNG as an independent company and will enable CNG and its shareholders to participate in a significantly larger and more diverse company. Through the pooling of common stock equity, management, human resources and technical expertise and coordination in the use of the facilities of CNG and Dominion Resources, CNG believes the combined company will be better able to meet the competitive environment for the delivery of energy and services then would CNG as a stand-alone enterprise. CNG believes that the combined entity will be better able, in the long term, to achieve benefits of increased financial stability and strength, improved and unified management and efficiencies of operations than would CNG as an independent company.

What Shareholders Will Receive in the Merger

  If the merger is completed, CNG shareholders will receive 1.52 shares of Dominion Resources common stock for each share of CNG common stock. This exchange ratio will not change even if the market price of Dominion Resources or CNG common stock increases or decreases between now and the date of the merger. Therefore, if there is a change in the value of either company's stock, the Dominion Resources shares that CNG shareholders receive may be worth less or more than they anticipated.

  As soon as practical after the closing of the merger, an exchange agent selected by Dominion Resources will mail instructions to each record holder of CNG common stock with instructions on the procedures for exchanging shares of CNG common stock for shares of Dominion Resources common stock.

  Dominion Resources will not issue fractional shares in the merger. Instead, CNG shareholders will receive cash for any fractional share of Dominion Resources common stock due from the merger, CNG shareholders should not send in their CNG common stock certificates until they receive further instructions.

  Dominion Resources shareholders will not receive anything in the merger. All outstanding shares of Dominion Resources common stock will remain outstanding after the merger.

  As of     there were      Dominion Resources shares and      CNG shares
outstanding. Assuming the same number of shares are outstanding immediately before the closing of the merger, the number of Dominion Resources shares to
be issued in the merger would be     . This would represent approximately
percent of the outstanding Dominion Resources shares immediately after the closing of the merger.

Dividends

  The merger agreement places restrictions on Dominion Resources' and CNG's ability to declare or pay dividends, split, combine or reclassify their capital stock or redeem, repurchase or otherwise acquire any shares of their capital stock other than in the ordinary course or according to previously announced plans pending closing of the merger. The merger agreement does not restrict Dominion Resources' and CNG's ability to declare or pay regular annual dividends of $2.58 per share of Dominion Resources common stock or $1.94 per share of CNG common stock with usual record and payment dates.

  The current annual dividend for Dominion Resources is $2.58 per share. Dominion Resources' targeted payout ratio of dividends to earnings is 70% to 75%. At present, the payout ratio is higher. Dominion Resources' business plan projects that the targeted ratio will be achieved within two years post closing through earnings growth. Therefore, Dominion Resources' dividend will be maintained at its current level.

Management of Dominion Resources Following the Merger

 Chief Executive Officer

  If the merger becomes effective before August 1, 2000, George A. Davidson, Jr. will be Chairman of the Board of Directors and Thos. E. Capps will be Vice-Chairman and President and Chief Executive Officer of Dominion Resources. Mr. Davidson will serve as Chairman of the Board of Directors until his previously announced retirement on August 1, 2000. Mr. Capps will reassume his position as Chairman of the Board of Directors upon the earlier of Mr. Davidson's retirement or August 1, 2000.

 Other Management

  Other than the positions of Mr. Capps and Mr. Davidson, the remaining executive positions have not been determined, but decisions will be made before the consummation of the merger. The executive officers will consist of certain members of Dominion Resources' senior management and certain members of CNG's senior management.

 Board of Directors

  After the merger, the Dominion Resources Board of Directors will have 17 members, 10 of whom will be designated by Dominion Resources and seven of whom will be designated by CNG. Dominion Resources expects to name Mr. Capps as one of its designees, and if the merger becomes effective before August 1, 2000, CNG plans on naming Mr. Davidson as one of its designees. Each of CNG and Dominion Resources intends to designate the remaining board members prior to the consummation of the merger.

 Committees

  The Board of Directors of Dominion Resources will have at least three committees:

  . Audit;

  . Organization, Compensation and Nominating; and

  . Finance.

  CNG designated directors will have a proportionate number of representatives on each committee. A director nominated by CNG will chair the finance committee.

 Operations

  Dominion Resources will continue to use the name Dominion Resources and be headquartered in Richmond, Virginia. The combined company will continue to maintain significant operating offices in Pittsburgh, Pennsylvania.

Opinion of Dominion Resources' Financial Advisor

  Dominion Resources engaged Lehman Brothers Inc. (Lehman Brothers) to act as Dominion Resources' financial advisor in connection with the merger. On February 19, 1999, Lehman Brothers delivered its opinion to the Dominion Resources Board of Directors to the effect that as of such date and based upon and subject to certain matters stated therein, from a financial point of view, the exchange ratio was fair to Dominion Resources.

  The full text of the written opinion of Lehman Brothers is included as Appendix B to this document. Holders of Dominion Resources common stock may read such opinion for a discussion of the assumptions made, factors considered and limitations upon the review undertaken by Lehman Brothers in rendering its opinion. The following is a summary of Lehman Brothers' opinion.

  In arriving at its opinion, Lehman Brothers did not ascribe a specific range of values to Dominion Resources or CNG but made its determination as to the fairness of the exchange ratio on the basis of the financial and comparative analyses described below. Lehman Brothers' advisory services and opinion were provided for the use and benefit of the Dominion Resources Board of Directors and were rendered to the Dominion Resources Board of Directors in connection with its consideration of the merger. Lehman Brothers' opinion does not constitute a recommendation to any holder of Dominion Resources common stock as to how such holder should vote with respect to the merger. Lehman Brothers was not requested to opine as to, and its opinion does not address, Dominion Resources' underlying business decision to proceed with or effect the merger.

  In arriving at its opinion, Lehman Brothers reviewed and analyzed:

    (1) the merger agreement and the specific terms of the merger, including provisions therein relating to corporate governance and management of Dominion Resources following the merger;

    (2) such publicly available information concerning Dominion Resources and CNG that Lehman Brothers believed to be relevant to its analysis, including their respective Annual Reports on Form 10-K for the fiscal year ended 1997 and Quarterly Reports on Form 10-Q for each quarter in 1998;

    (3) financial and operating information with respect to the businesses, operations and prospects of Dominion Resources and CNG as furnished to Lehman Brothers by Dominion Resources and CNG, respectively;

    (4) a trading history of Dominion Resources common stock from January 1, 1994 to February 18, 1999 and a comparison of that trading history with those of other companies that Lehman Brothers deemed relevant, including CNG;

    (5) a trading history of the CNG common stock from January 1, 1994 to February 18, 1999 and a comparison of that trading history with those of other companies that Lehman Brothers deemed relevant, including Dominion Resources;

    (6) a comparison of the historical financial results and present financial condition of Dominion Resources with those of other companies that Lehman Brothers deemed relevant;

    (7) a comparison of the financial terms of the merger agreement with the financial terms of certain other recent transactions that Lehman Brothers deemed relevant;

    (8) the relative pro forma financial contributions of Dominion Resources and CNG to the combined company upon consummation of the merger;

    (9) the potential pro forma impact of the merger on Dominion Resources (including the cost savings, operating synergies and strategic benefits expected by the management of Dominion Resources and CNG to result from the merger); and

    (10) certain estimates of oil and natural gas reserves and production provided by Dominion Resources and CNG.

  In addition, Lehman Brothers had discussions with the management of Dominion Resources and CNG concerning their respective businesses, operations, assets, financial conditions, reserves, production profiles, exploration programs and prospects (including the cost savings, operating synergies and strategic benefits expected by the management of Dominion Resources and CNG to result from a combination of the businesses of Dominion Resources and CNG) and undertook such other studies, analyses and investigations as Lehman Brothers deemed appropriate.

  In arriving at its opinion, Lehman Brothers assumed and relied upon the accuracy and completeness of the financial and other information used by Lehman Brothers without assuming any responsibility for independent verification of such information and further relied upon the assurances of the management of Dominion Resources and CNG that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of Dominion Resources, CNG and the combined company, upon advice of the management of Dominion Resources and CNG, Lehman Brothers assumed that such projections had been reasonably prepared on a basis reflecting the then best currently available estimates and judgments of the management of Dominion Resources and CNG, as the case may be, as to their respective future financial performance and that Dominion Resources and CNG will perform in accordance with such projections. With respect to the cost savings, operating synergies, and strategic benefits projected by the management of Dominion Resources and CNG to result from the merger, Lehman Brothers assumed that such cost savings, operating synergies and strategic benefits will be realized substantially in accordance with such projections. In arriving at its opinion, Lehman Brothers did not conduct a physical inspection of the properties and facilities of Dominion Resources or CNG and did not make or obtain from third parties any evaluations or appraisals of the assets or liabilities of Dominion Resources or CNG. Upon the advice of Dominion Resources, Lehman Brothers assumed that the merger will qualify for pooling-of-interests accounting treatment. Lehman Brothers' opinion necessarily is based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion letter.

  In connection with rendering its opinion, Lehman Brothers performed certain financial, comparative and other analyses as described below. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its fairness opinion, Lehman Brothers did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Lehman Brothers believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the opinion. In its analyses, Lehman Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Dominion Resources or CNG. Any estimates contained in the analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

 Valuation Analyses

  Lehman Brothers prepared separate valuations of Dominion Resources and CNG before considering the pro forma impact of any cost savings, operating synergies or strategic benefits resulting from the merger. In determining valuation, Lehman Brothers used the following methodologies: discounted cash flow analysis, comparable transaction analysis and comparable company trading analysis. In applying these methodologies to the valuation of both companies, Lehman Brothers utilized a segment approach and a whole company approach. The segment approach involved valuing each company's individual business units separately (by applying appropriate discount rates and multiples to each business unit). For Dominion Resources, relevant business units were electric utility, unregulated power production (IPP), exploration and production (E&P) and finance

(Dominion Capital). For CNG, relevant business units were natural gas transmission, natural gas distribution, E&P and other operations, such as international. The whole company approach involved valuing each company as one entity (by applying to consolidated financial data of each company a range of discount rates and terminal value multiples based on the composition of the respective businesses). The whole company and segment valuation approaches were used to generate a reference enterprise value range for each of Dominion Resources and CNG. For each valuation methodology, where relevant, the reference enterprise value range for each company was adjusted for appropriate on- and off-balance sheet assets and liabilities, such as debt, cash (including options proceeds) and indicative values for other operations (such as international) that were based upon book value, in order to arrive at a common equity value range (in aggregate dollars and dollars per common share) for each company. The per share equity value ranges were then used to evaluate the merger exchange ratio. The implied exchange ratios derived using the various valuation methodologies listed above all supported the conclusion that the merger exchange ratio is fair to Dominion Resources from a financial point of view. These various valuation analyses are summarized below.

  Certain of the analyses include information presented in tabular format. In order to fully understand the financial analyses used by Lehman Brothers, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. In addition, considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Lehman Brothers' opinion.

 Discounted Cash Flow Analysis

  Lehman Brothers prepared after-tax cash flow models for the period from January 1, 1999 through December 31, 2004 for both Dominion Resources and CNG based on information provided by both companies and utilizing whole company and segment approaches described above. Terminal values reflect ranges of multiples of earnings before interest, taxes, depreciation and amortization (EBITDA) in the year 2004. The summary of the discounted cash flow analysis assumptions is provided below.

                                Dominion Resources               CNG
                             ------------------------ -------------------------
                             Discount  Terminal Value            Terminal Value
                               Rate        EBITDA      Discount      EBITDA
                               Range   Multiple Range Rate Range Multiple Range
                             --------- -------------- ---------- --------------
Whole Company Analysis...... 7.0%-8.0%  7.00x-8.25x   8.0%- 8.5%  8.00x-9.00x
Segment Analysis
  Electric Utility.......... 6.5%-7.0%  7.50x-8.50x           --           --
  Dominion Resources
   Capital.................. 8.0%-8.5%  9.00x-9.50x           --           --
  IPP....................... 8.0%-8.5%  8.50x-9.00x           --           --
  E&P....................... 8.0%-8.5%  7.00x-7.50x   9.5%-11.0%  5.50x-7.00x
  Natural Gas Transmission..        --           --   8.0%- 9.0%  9.00x-9.50x
  Natural Gas Distribution..        --           --   8.5%- 9.0%  7.50x-9.00x

  Based on the above discount rates and terminal value multiples, Lehman Brothers obtained enterprise value ranges for each of Dominion Resources and CNG. Where appropriate, Lehman Brothers adjusted these enterprise value ranges for appropriate on- and off-balance sheet items, such as debt, cash (including options proceeds) and indicative values for other operations (such as international) that were based upon book value, in order to arrive at a common equity value range (in aggregate dollars and dollars per common shares) for each company.

  The discounted cash flow analysis based on the whole company approach yielded valuations for Dominion Resources and CNG that imply a range of exchange ratios of 1.27 to 1.56 shares of Dominion Resources common stock per share of CNG common stock. The discounted cash flow analysis based on the segment approach yielded valuations for Dominion Resources and CNG that imply a range of exchange ratios of 1.12 to 1.53 shares of Dominion Resources common stock per share of CNG common stock. The exchange ratio of 1.52 falls within each range.

 Comparable Transactions Analysis

   Lehman Brothers reviewed certain publicly available information on selected transactions which were announced or took place over the last several years for each of the relevant business segments. Such data included projected financial criteria based on published estimates of various third-company equity research analysts. For each transaction, relevant transaction multiples were analyzed and applied to Dominion Resources and CNG business segments. With respect to Dominion Resources, Lehman Brothers reviewed selected transactions involving electric utility companies, specialty finance and capital companies, IPP companies and E&P companies. With respect to CNG, Lehman Brothers reviewed selected transactions involving natural gas transmission companies, local natural gas distribution companies and E&P companies. For the whole company approach, Lehman Brothers applied multiples applicable to transactions involving electric utility companies, as adjusted using a weighting of other businesses for Dominion Resources, and multiples applicable to natural gas transmission companies, as adjusted using a weighting of other businesses for CNG. Multiples used to determine enterprise values included projected EBITDA, earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation, depletion, amortization and exploration expenses (EBITDE) as well as estimated proved oil and gas reserves on a billion cubic feet equivalent (Bcfe) basis and the standardized measure of discounted future net after-tax cash flows (After-tax SEC-10 Value). Multiples used to determine equity values included book value and projected net income. These multiples are summarized in the following table.

                                                       Dominion
                                                       Resources        CNG
                                                     ------------- -------------
Whole Company Analysis
 Enterprise Value/
  EBITDA (LTM-2000E)................................  7.00x- 7.75x  8.00x-10.00x
 Equity Value/
  Net Income (LTM-1999E)............................ 16.00x-20.00x 18.00x-22.00x

Segment Analysis
 Electric Utility
  Enterprise value/
   EBITDA (1998E-1999E).............................  7.25x- 8.00x            --
   EBIT (1998E-1999E)............................... 11.25x-12.00x            --
 Capital
  Equity Value/
   Net Income (1998E)............................... 14.00x-18.00x            --
 IPP
  Enterprise Value/
   EBITDA (1998E-1999E).............................  8.00x- 9.50x            --
 E&P
  Enterprise value/
   EBITDE (1998E)...................................  6.50x- 7.50x  7.50x- 8.50x
   Proved Reservers (Bcfe 6:1)......................   $1.00-$1.25   $1.25-$1.50
   After-tax SEC-10 Value...........................  1.10x- 1.40x  1.10x- 1.40x
 Natural Gas Transmission
  Enterprise value/
   EBITDA (LTM-2000E)...............................            --  8.00x-10.00x
 Natural Gas Distribution
  Enterprise value/
   EBITDA (1998E-1999E).............................            --  8.00x- 9.25x

  Where appropriate, Lehman Brothers adjusted enterprise value ranges for certain on- and off-balance sheet items, such as debt, cash (including options proceeds) and indicative values for other operations (such as international) that were based upon book value, in order to arrive at a common equity value range for each company.

  Based on the whole company approach, the comparable transactions analysis yielded valuations for Dominion Resources and CNG that imply a range of exchange ratios of 1.28 to 1.60 shares of Dominion Resources common stock per share of CNG common stock. Based on the segment approach, the comparable transactions analysis yielded valuations for Dominion Resources and CNG that imply a range of exchange ratios of 1.12 to 1.54 shares of Dominion Resources common stock per share of CNG common stock. The exchange ratio of 1.52 falls within these ranges.

  Because the market conditions, rationale and circumstances surrounding each of the transactions analyzed were specific to each transaction and because of the inherent differences between the businesses, operations and prospects of Dominion Resources and CNG and the acquired businesses analyzed, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis and, accordingly, also made qualitative judgments concerning differences between the characteristics of these transactions and the merger that would affect the acquisition values of Dominion Resources and CNG and such acquired companies.

 Comparable Company Trading Analysis

  With respect to Dominion Resources, Lehman Brothers reviewed the public stock market trading multiples for selected large capitalization public electric utility companies, selected specialty finance and capital companies, selected IPP companies and selected E&P companies. With respect to CNG, Lehman Brothers reviewed the public stock market trading multiples for selected large capitalization natural gas transmission companies, selected large capitalization local natural gas distribution companies and selected E&P companies. For the whole company approach, Lehman Brothers applied multiples applicable to selected large capitalization electric utility companies as adjusted using a weighting of other businesses for Dominion Resources and multiples applicable to natural gas transmission companies as adjusted using a weighting of other businesses for CNG. Lehman Brothers calculated and analyzed enterprise and common equity market value multiples based upon certain relevant historical publicly available data and upon projected financial criteria as published by various third-company equity research analysts. These multiples are summarized below.

                                                       Dominion
                                                       Resources        CNG
                                                     ------------- -------------
Whole Company Analysis
 Enterprise Value/
  EBITDA (LTM-2000E)................................  6.75x- 7.50x  7.00x-10.00x
 Equity Value/
  Net Income (LTM-1999E)............................ 14.00x-18.00x 16.00x-20.00x

Segment Analysis
 Electric Utility
  Enterprise Value/
   EBITDA (1998E-1999E).............................  6.75x- 7.75x            --
   EBIT (1998E-1999E)............................... 10.75x-11.75x            --
 Capital
  Equity Value/
   Net Income (1998E-1999E).........................  7.00x-12.00x            --
   Book Value (LTM).................................  1.00x- 1.20x            --
 IPP
  Enterprise Value/
   EBITDA (1998E-1999E).............................  8.50x-11.00x            --
   EBIT (1998E-1999E)............................... 13.00x-15.50x            --

                                                       Dominion
                                                       Resources        CNG
                                                     ------------- -------------
 E&P
  Enterprise Value/
   EBITDE (LTM-2000E)...............................  4.00x- 6.00x  4.50x- 6.50x
   Proved Reserves (Bcfe 6:1).......................   $1.00-$1.25   $1.25-$1.50
   After-tax SEC-10 Value...........................            --  1.60x- 1.80x
 Natural Gas Transmission
  Enterprise Value/
   EBITDA (LTM-2000E)...............................            --  7.00x- 9.50x
 Natural Gas Distribution
  Enterprise Value/
   EBITDA (1998E-1999E).............................            --  7.00x- 8.50x
   EBIT (1998E-1999E)...............................            -- 11.00x-12.50x

  Where appropriate, Lehman Brothers adjusted enterprise value ranges for certain on- and off-balance sheet items, such as debt, cash (including options proceeds) and indicative values for other operations (such as international) that were based upon book value, in order to arrive at a common equity value range for each company.

  Based on the whole company approach, the comparable company trading analysis yielded valuations for Dominion Resources and CNG that imply a range of exchange ratios of 1.12 to 1.53 shares of Dominion Resources common stock per share of CNG common stock. Based on the segment approach, the comparable company trading analysis yielded valuations for Dominion Resources and CNG that imply a range of exchange ratios of 1.13 to 1.55 shares of Dominion Resources common stock per share of CNG common stock. The exchange ratio of
1.52 falls within these ranges.

  Because of the inherent differences between the businesses, operations and prospects of Dominion Resources and CNG and the businesses, operations and prospects of the companies included in the comparable company groups, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis and, accordingly, also made qualitative judgments concerning differences between the financial and operating characteristics of Dominion Resources and CNG and companies in the comparable company groups that would affect the public trading values of Dominion Resources and CNG and such comparable companies.

 Premiums Paid Analysis

  Lehman Brothers conducted an analysis of premiums paid in selected relevant convergence (combinations between electric and gas utilities), natural gas distribution and electric utility transactions. In addition, Lehman Brothers separately analyzed premiums paid in the Duke/PanEnergy transaction. Premiums for these analyses were calculated based upon the implied price on the date of the announced transaction relative to the target company's closing stock prices 1 day, 1 week and 4 weeks prior to transaction announcement. The results of these analyses are summarized below.

                                                          1 Day 1 Week 4 Weeks
                                                          ----- ------ -------
      Average of premiums for convergence companies......   30%   32%     34%
      Average of premiums for natural gas distribution
       companies.........................................   34    34      35
      Average of premiums for electric utilities.........   25    24      26
      Duke/PanEnergy transaction premiums................   18    23      30

  Based on closing prices as of February 18, 1999 and the exchange ratio of 1.52, the implied premiums paid for CNG stock would have been 26%, 30% and 28% for the periods of 1 day, 1 week and 4 weeks, respectively. These premiums are within the range of the premiums paid in comparable transactions.

 Pro Forma Merger Consequences Analysis

  Lehman Brothers also prepared a pro forma merger model based upon Dominion Resources' and CNG's estimates of future cost savings, operating synergies and strategic benefits expected to result from the merger. Lehman Brothers then compared the earnings per share of Dominion Resources on a stand-alone basis to the earnings per share of the pro forma combined company. In addition, Lehman Brothers prepared a pro forma merger model based on Wall Street consensus earnings estimates for the years 2000 through 2002. Lehman Brothers noted that, assuming a closing by December 31, 1999, the merger will be neutral or accretive to Dominion Resources' pro forma earnings per share by 2002.

  Lehman Brothers is an internationally recognized investment banking firm engaged in, among other things, the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Dominion Resources selected Lehman Brothers because of its expertise, reputation and familiarity with Dominion Resources and because its investment banking professionals have substantial experience in transactions comparable to the merger.

  Lehman Brothers has previously rendered certain financial advisory and investment banking services to Dominion Resources, for which it has received customary compensation. Pursuant to the terms of an engagement letter between Lehman Brothers and Dominion Resources, Dominion Resources will pay Lehman Brothers a financial advisory fee of up to $12 million. In addition, Dominion Resources has agreed to reimburse Lehman Brothers for its reasonable expenses incurred in connection with its engagement, and to indemnify Lehman Brothers and certain related persons against certain liabilities in connection with its engagement, including certain liabilities which may arise under federal securities laws.

  In the ordinary course of its business, Lehman Brothers actively trades in the debt and equity securities of Dominion Resources and CNG for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Opinion of CNG's Financial Advisor

 Merrill Lynch

  Merrill Lynch has acted as financial advisor to CNG in connection with the merger and has assisted the CNG Board of Directors in its examination of the fairness to the holders of CNG common stock, from a financial point of view, of the exchange ratio. As described herein, Merrill Lynch's opinion dated February 19, 1999 (together with the related presentations) to the CNG Board of Directors was only one of the many factors taken into consideration by the CNG Board of Directors in making its determination to approve the merger agreement.

  On February 19, 1999, Merrill Lynch delivered its oral opinion to the CNG Board of Directors subsequently confirmed in writing in the Merrill Lynch fairness opinion letter, to the effect that as of such date and based upon and subject to certain matters stated therein, the exchange ratio was fair to the holders of CNG common stock from a financial point of view.

  The full text of Merrill Lynch's written opinion, which sets forth the assumptions made, matters considered and limitations on review undertaken, is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference. Merrill Lynch's opinion is directed to the CNG Board of Directors and addresses the fairness to the holders of CNG common stock of the exchange ratio from a financial point of view. It does not address any other aspect of the merger or any related transaction and does not constitute a recommendation to any holder of CNG common stock as to how such holder should vote at the CNG meeting. The summary of the opinion of Merrill Lynch set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion.

  In connection with its opinion, Merrill Lynch reviewed drafts of the merger agreement and certain publicly available business, stock market and financial information relating to CNG and Dominion Resources. Merrill Lynch also reviewed certain other information, including financial forecasts, provided to Merrill Lynch by CNG and Dominion Resources and met with the respective managements of CNG and Dominion Resources to discuss the businesses and prospects of CNG and Dominion Resources. Merrill Lynch also considered certain financial and stock market data of CNG and Dominion Resources and compared that data with similar data for other publicly held companies in businesses similar to those of CNG and Dominion Resources and considered, to the extent publicly available, the financial terms of certain other business combinations that recently have been proposed or effected. Merrill Lynch also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that Merrill Lynch deemed relevant.

  In connection with its review, Merrill Lynch did not assume any responsibility for independent verification of any of the information provided to or otherwise reviewed by Merrill Lynch and assumed and relied upon the accuracy and completeness of all such information. With respect to the financial forecasts, Merrill Lynch assumed that such forecasts were reasonably prepared and reflect the best currently available estimates and judgments of the managements of CNG and Dominion Resources as to the future financial performance of CNG and Dominion Resources, respectively. In addition, Merrill Lynch did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of CNG or Dominion Resources, nor was Merrill Lynch furnished with any such evaluations, appraisals or actuarial analyses. In addition, Merrill Lynch has not assumed any obligation to conduct, nor has it conducted any physical inspection of the properties or facilities of the Company or Dominion Resources. Merrill Lynch assumed that the merger will qualify for pooling of interests accounting treatment and as a tax-free transaction to the shareholders of CNG and Dominion Resources. With respect to the estimates of potential synergies furnished by CNG, Merrill Lynch assumed that such estimates have been reasonably prepared and reflect the best currently available estimates and judgments of the management of CNG as to the expected synergies of the merger that the shareholders of the combined entity will be allowed to retain. Merrill Lynch also assumed that the final form of the merger agreement did not differ materially from the drafts reviewed by Merrill Lynch. Merrill Lynch's opinion was necessarily based on information available to it and on general economic, financial, stock market, monetary and other conditions as they existed and could be evaluated on the date of its opinion. Merrill Lynch expressed no opinion as to what the value of the Dominion Resources common stock actually would be when issued to the holders of CNG common stock pursuant to the merger or the prices at which the Dominion Resources common stock would trade subsequent to the merger. Although Merrill Lynch evaluated the consideration to be received by the holders of CNG common stock from a financial point of view, Merrill Lynch was not requested to, and did not, recommend the specific consideration payable in the merger. In connection with the preparation of its opinion, Merrill Lynch was not authorized by CNG or the CNG Board of Directors to solicit, and did not solicit third-company indications of interest for an acquisition of all or any part of CNG.

  In preparing its opinion for the CNG Board of Directors, Merrill Lynch performed a variety of financial and comparative analyses, including those described below. The summary of analyses performed by Merrill Lynch, as set forth below does not purport to be a complete description of the analyses underlying Merrill Lynch's opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial or summary description. No company, business or transaction used in such analyses as a comparison is identical to Dominion Resources, CNG or the merger, nor is an evaluation of the results of such analyses entirely mathematical; rather, it involves complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions being analyzed. The estimates contained in such analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses, companies or securities actually may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty.

  In arriving at its opinion, Merrill Lynch made qualitative judgments as to the significance and relevance of each analysis and factor considered by it. Accordingly, Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create an incomplete view of the processes underlying such analyses and its opinion. In its analyses, Merrill Lynch made numerous assumptions with respect to Dominion Resources, CNG, industry performance, and with respect to regulatory, general business, economic, market and financial conditions. These and other matters, many of which are beyond the control of Dominion Resources and CNG, involve the application of complex methodologies and educated judgments.

  The following is a summary of certain financial and comparative analyses performed by Merrill Lynch in arriving at its February 19, 1999 opinion and presented to the CNG Board of Directors. Merrill Lynch derived implied exchange ratios for the common stock of CNG and Dominion Resources based upon the relative values suggested by these analyses, in light of the judgment and experience of Merrill Lynch. The Merrill Lynch opinion is based upon Merrill Lynch's consideration of the collective results of all such analyses, together with the other factors referred to in its opinion letter. In the merger, each issued and outstanding share of the common stock of CNG will be converted into the right to receive 1.52 shares of Dominion Resources common stock. In concluding that the exchange ratio was fair, from a financial point of view, to holders of the common stock of CNG and in its discussions with the CNG Board of Directors, Merrill Lynch compared the exchange ratio to each range of implied exchange ratios set forth below. These ratios, which were derived from the analyses performed by Merrill Lynch, and noted that the exchange ratio was higher than, or at the upper end of, the ranges of such implied exchange ratios. The implied exchange ratios derived by Merrill Lynch were as follows:
(i) contribution analysis (1.15 to 1.30); (ii) comparable transactions analysis (1.30 to 1.50); (iii) comparable company trading analysis (1.20 to 1.40); (iv) discounted cash flow analysis (1.40 to 1.50); and (v) merger premium analysis (1.45 to 1.55). Certain of the implied exchange ratios were computed using $43.8125 as the price per share of Dominion Resources common stock, which was the closing price of the Dominion Resources common stock on February 18, 1999.

 Contribution Analysis

  In order to determine an implied exchange ratio range based upon contribution analysis, Merrill Lynch calculated the contribution of each of CNG and Dominion Resources to the net income to common shareholders of the pro forma combined company using projections provided by the respective managements of CNG and Dominion Resources for the twelve month periods ending December 31, 1999 and 2000. The analysis of net income to common shareholders yielded implied exchange ratios for CNG common stock to Dominion Resources common stock of 1.25 for 1999 and 1.22 for 2000. The analysis of EBITDA per share (adjusted for leverage) yielded implied exchange ratios for CNG common stock to Dominion Resources common stock of 1.28 for 1999 and 1.26 for 2000. The analysis of EBIT per share (adjusted for leverage) yielded exchange ratios for CNG common stock to Dominion Resources common stock of 1.20 for 1999 and
1.16 for 2000.

  Utilizing the contribution analysis, Merrill Lynch calculated an implied exchange ratio range of 1.15 to 1.30.

 Analysis of Selected Comparable Acquisitions

  Merrill Lynch also reviewed publicly available information relating to certain merger and acquisition transactions of companies with primarily natural gas and energy services operations. With respect to CNG, Merrill Lynch examined multiples of the consideration paid for the common equity and the value of the indebtedness assumed in each of the transactions to, among other measures, such acquired companies' EBITDA and EBIT, and examined multiples of the value of the common equity in each of the transactions to net income.

  The transactions in the natural gas and energy services industry that Merrill Lynch reviewed were the following (Comparable Transactions):

  . Transco Energy Company's acquisition of Texas Gas Transmission
    Corporation (December 1988);

  . Panhandle Eastern Corporation's acquisition of Texas Eastern Corporation
    (February 1989);

  . The Williams Companies, Inc.'s acquisition of Transco Energy Company
    (December 1994);

  . Texas Utilities Company's acquisition of ENSERCH Corporation (April
    1996);

  . El Paso Energy Corporation's acquisition of Tenneco Energy (July 1996);

  . Houston Industries Inc.'s acquisition of NorAm Energy Corp. (August
    1996);

  . Pacific Enterprises' acquisition of Enova Corporation (October 1996);

  . Duke Power Co.'s acquisition of PanEnergy Corp. (November 1996);

  . KN Energy, Inc.'s acquisition of Midcon Corp. (December 1997);

  . TransCanada Pipelines Limited's acquisition of NOVA Corporation (January
    1998); and

  . CMS Energy Corporation's acquisition of Duke Energy's Panhandle Eastern
    Pipeline Company and Trunkline Gas Company (November 1998).

  In order to determine an implied exchange ratio range based on Comparable Transactions analysis, Merrill Lynch (i) compared the offer value (defined to be consideration paid for the common equity) in each of the Comparable Transactions as a multiple of the then publicly available last twelve months
(LTM) net income to common shareholders (the Net Income Multiple) and (ii) compared the transaction value (defined to be the offer value plus the liquidation value of preferred stock plus the principal amount of debt less cash) for each of the Comparable Transactions as a multiple of the then publicly available (a) LTM EBITDA (the EBITDA Multiple) and (b) LTM EBIT (the EBIT Multiple), to the corresponding multiples for the merger. The results of the foregoing were: (i) the Net Income Multiple resulted in a range of implied exchange ratios of 1.30 to 1.51; (ii) the EBITDA Multiple resulted in a range of implied exchange ratios of 1.34 to 1.44; and (iii) the EBIT Multiple resulted in a range of implied exchange ratios of 1.22 to 1.48.

  Utilizing the Comparable Transactions analysis, Merrill Lynch calculated an implied exchange ratio range of 1.30 to 1.50.

  Because the reasons for, and circumstances surrounding, each of the transactions analyzed were so diverse and because of the inherent differences between the operations and financial conditions of CNG and the selected companies, Merrill Lynch believes that a purely quantitative comparable transaction analysis would not be dispositive in the context of the merger. Merrill Lynch further believes that an appropriate use of a comparable transaction analysis in this instance involves qualitative judgments concerning the differences between the characteristics of these transactions and the merger that would affect the value of the acquired companies and businesses and CNG, which judgments are reflected in Merrill Lynch's opinion.

 Analysis of Selected Publicly Traded Comparable Companies

  Using publicly available information, Merrill Lynch compared selected historical stock, financial and operating ratios for CNG with corresponding data and ratios of certain similar publicly traded companies. These companies were selected by Merrill Lynch based upon Merrill Lynch's views as to the comparability of financial and operating characteristics of these companies to CNG and Dominion Resources. With respect to each such analysis, Merrill Lynch made such comparisons among the following companies: The Coastal Corporation, Columbia Energy, El Paso Energy, Enron Corp., KN Energy, Inc., Questar Corporation, Sonat Inc. and The Williams Companies, Inc. (the Comparable Companies).

  In order to determine an implied exchange ratio range based upon an analysis of comparable publicly traded companies, Merrill Lynch compared the market value of CNG common stock as a multiple of (i) estimated 1999 EPS (the 1999 EPS Ratio) and (ii) estimated 2000 EPS (the 2000 EPS Ratio) to the corresponding ratios for each of the Comparable Companies. The earnings estimates were obtained from IBES and First Call, data services, which monitor and publish a compilation of earnings estimates produced by selected research analysts on companies of interest to investors. Additionally, Merrill Lynch compared the adjusted market capitalization of CNG as a multiple of estimated 1999 EBITDA (the 1999 EBITDA Ratio) and estimated 2000 EBITDA (the 2000 EBITDA Ratio) to the corresponding ratios for each of the Comparable Companies. Merrill Lynch determined that the appropriate trading multiples for the Comparable Companies were 13.5 to 14.5, 12.0 to 13.0, 7.0 to 7.5, and 6.5 to
7.0 for 1999 estimated net income, 2000 estimated net income, 1999 estimated EBITDA and 2000 estimated EBITDA, respectively. Such multiples were applied to CNG's forecast of each respective financial measure, providing the following implied exchange ratios: (i) the 1999 EPS Ratio resulted in a range of implied exchange ratios of 1.14 to 1.22; (ii) the 2000 EPS Ratio resulted in a range of implied exchange ratios of 1.11 to 1.20; (iii) the 1999 EBITDA Ratio resulted in a range of implied exchange ratios of 1.22 to 1.34; and (iv) the 2000 EBITDA Ratio resulted in a range of implied exchange ratios of 1.25 to 1.38.

  Utilizing the foregoing analysis, Merrill Lynch calculated an implied exchange ratio of 1.20 to 1.40.

  Because of the inherent differences among the operations of CNG and the selected Comparable Companies, Merrill Lynch believes that a purely quantitative comparable company analysis would not be dispositive in the context of the merger. Merrill Lynch further believes that an appropriate use of a comparable company analysis in this instance involves qualitative judgments concerning differences among the financial and operating characteristics of CNG and the selected Comparable Companies, which judgments are reflected in Merrill Lynch's opinion.

 Discounted Cash Flow Analysis

  In order to determine an implied exchange ratio range based upon discounted cash flow analysis (DCF Analysis), Merrill Lynch performed DCF Analyses for each of CNG and Dominion Resources using projections provided to Merrill Lynch by the respective managements of CNG and Dominion Resources and calculated ranges of value per share for CNG common stock and Dominion Resources common stock.

  The CNG and Dominion Resources DCF Analyses were based upon the discount to present value, assuming discount rates ranging from 7.5% to 8.5% for CNG and 6.5% to 7.5% for Dominion Resources of (i) their respective projected free cash flows for the years 1999 through 2003 and (ii) their respective adjusted market capitalization values in 2003 based upon a range of multiples for CNG from 6.75 to 7.25 times projected 2003 EBITDA, and for Dominion Resources from
7.00 to 7.50 times projected 2003 EBITDA. Based on these analyses, Merrill Lynch calculated a range of value for CNG common stock of $55.50 per share to $63.35 per share and for Dominion Resources common stock of $36.33 per share to $45.36 per share.

  Utilizing DCF Analysis, Merrill Lynch calculated an implied exchange ratio range of 1.40 to 1.50.

 Merger Premium Analysis

  In order to determine an implied exchange ratio range based upon merger premium analysis (merger premium analysis), Merrill Lynch examined the premiums paid for target company shares in certain mergers over the pre-announcement stock prices of such target companies.

  Merrill Lynch examined premiums paid for the target's equity over pre-announcement stock prices one day prior to announcement, one week prior to announcement and four weeks prior to announcement (i) in all U.S. public merger transactions with an enterprise value in excess of $5.0 billion for the periods of 1994 to present, 1995 to present, 1996 to present, 1997 to present and 1998 to present; (ii) all U.S. natural gas and electric transactions with an equity value in excess of $1.0 billion for the periods 1992 to present, 1993 to present, 1994 to present, 1995 to present, 1996 to present, 1997 to present and 1998 to present; and (iii) nine selected natural gas company transactions. Based on this analysis, Merrill Lynch calculated an implied exchange ratio of 1.45 to 1.55.

  Because the reasons for, and circumstances surrounding, each of the transactions analyzed were different, Merrill Lynch believes that a purely quantitative merger premium analysis would not be dispositive in the context of the merger. Merrill Lynch further believes that an appropriate use of a merger premium analysis in this instance involves quantitative judgments concerning the differences between the characteristics of these transactions and the merger that would affect the value of the acquired companies and businesses and CNG, which judgments are reflected in Merrill Lynch's opinion.

 Purchase Price Analysis and Stock Trading History

  Merrill Lynch performed analyses relating to the consideration to be received by the holders of the CNG common stock assuming various prices for the Dominion Resources common stock. Merrill Lynch also examined the history of trading prices and volume for the CNG common stock and the Dominion Resources common stock and various historical information relating to such common stocks.

 Pro Forma Merger Analysis

  Merrill Lynch analyzed certain pro forma effects which could result from the merger, based on financial forecasts provided by CNG's management for CNG's 1999, 2000, 2001, 2002 and 2003 fiscal years and financial forecasts provided by Dominion Resources' management for Dominion Resources' 1999, 2000, 2001, 2002 and 2003 fiscal years. Merrill Lynch was advised by the management of CNG that the merger will be accounted for as a "pooling-of-interests" under generally accepted accounting principles. Management of CNG also provided Merrill Lynch with projections of certain synergies estimated to result from the merger and to be retained by the shareholders of the combined entity. This analysis indicated that the merger would be dilutive to the forecasted earnings per share of Dominion Resources for its 2000 and 2001 fiscal years, and forecasted earnings would approach break-even for the full fiscal year ended December 31, 2002 following the merger's completion.

 Other Factors and Analyses

  In the course of preparing its opinion, Merrill Lynch performed certain other analyses and reviewed certain other matters, including, among other things, (i) historical and expected trading characteristics of the CNG common stock and the Dominion Resources common stock; (ii) financing considerations relating to the merger; and (iii) pro forma capitalization of the combined company.

  Merrill Lynch is an internationally recognized investment banking firm and, as a part of its investment banking business, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions. The CNG Board of Directors selected Merrill Lynch as its financial advisor because of Merrill Lynch's experience and expertise and because it is familiar with CNG and its business.

  Pursuant to the terms of Merrill Lynch's engagement, CNG has agreed to pay Merrill Lynch for its financial advisory services in connection with the merger a fee equal to 0.3% of the aggregate [purchase price], defined in Merrill Lynch's engagement letter as the amount equal to the sum of the aggregate fair market value of any securities issued and any other non-cash consideration delivered (including, without limitation, any joint venture interest delivered to, or retained by, CNG), and any cash consideration paid to CNG or its security holders in connection with a business combination. This fee is payable as follows: (i) a fee of $5,000,000, payable upon the execution of the merger agreement; (ii) a fee of $5,000,000, payable upon the approval of the merger agreement by the holders of CNG common stock; and (iii) any remaining unpaid portion of such fee, payable on closing of the merger. CNG also has agreed to reimburse Merrill Lynch for its out-of-pocket expenses, including the fees and expenses of legal counsel and any other advisor retained by Merrill Lynch, and to indemnify Merrill

Lynch against certain liabilities, including liabilities under the federal securities laws, or to contribute to payments Merrill Lynch may be required to make in respect thereof.

  In the ordinary course of business, Merrill Lynch and its affiliates may actively trade the equity securities of CNG and Dominion Resources for their own account and for accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Merrill Lynch has in the past provided financing and investment banking advisory services to CNG and Dominion Resources, for which it received customary compensation.

Material U.S. Federal Income Tax Consequences

  The following discussion describes the material United States federal income tax consequences of the merger to CNG shareholders and is based upon current provisions of the Internal Revenue Code, existing regulations thereunder and current administrative rulings and court decisions, all of which are subject to change at any time, possibly with retroactive effect, which change could affect the validity of this discussion. This discussion is included for general information only, and does not address all of the merger's United States federal income tax consequences that may be relevant to particular CNG shareholders, including CNG shareholders that are subject to special tax rules such as dealers in securities, foreign persons, mutual funds, insurance companies, tax-exempt entities and CNG shareholders who do not hold their shares as capital assets. CNG shareholders are urged to consult their own tax advisors regarding the United States federal income tax consequences of the merger in light of their personal circumstances and the consequences under state, local and foreign tax laws.

  The merger is intended to qualify as a reorganization under Section 368(a) of the Internal Revenue Code. Dominion Resources will receive from its counsel at closing an opinion to the effect that the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of
Section 368(a) of the Internal Revenue Code. CNG will receive from its counsel at closing an opinion to the effect that the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of
Section 368(a) of the Internal Revenue Code and that shareholders of CNG will not recognize any gain or loss upon the receipt of Dominion Resources shares for their CNG shares, other than with respect to cash received in lieu of fractional shares. Receipt of these opinions by Dominion Resources and CNG is a condition to consummation of the merger, although such condition may be waived by either company. Such opinions will be subject to certain assumptions and will be based on certain representations of Dominion Resources and CNG. CNG shareholders should be aware that such opinions are not binding on the Internal Revenue Service, and no assurance can be given that the Internal Revenue Service will not adopt a contrary position or that a contrary Internal Revenue Service position would not be sustained by a court.

  Since the merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code, the following United States federal income tax consequences will result:

  . no gain or loss will be recognized by Dominion Resources or CNG in connection with the merger;

  . no gain or loss will be recognized by a CNG shareholder upon the exchange of all such holder's shares of common stock solely for Dominion Resources common stock in the merger;

  . the aggregate basis of the Dominion Resources common stock received by a CNG shareholder in the merger (including any fractional share deemed received) will be the same as the aggregate basis of the CNG common stock surrendered in exchange therefor;

  . the holding period of the Dominion Resources common stock received by a CNG shareholder in the merger (including any fractional share deemed received) will include the holding period of the CNG common stock surrendered in exchange therefor; provided that such shares of CNG common stock are held as capital assets at the Effective Time; and

  . a CNG shareholder who receives cash in lieu of a fractional share of Dominion Resources common stock will recognize gain or loss equal to the difference, if any, between such shareholder's basis in such fractional share and the amount of cash received. Such gain or loss will be eligible for long-term capital gain or loss treatment if the shares of CNG common stock are held by such shareholder as a capital asset at the Effective Time, and the holding period for a fractional share (as described above) is more than one year at the Effective Time.

Interest of Certain Persons in the Merger

  Certain members of CNG's management and the CNG Board of Directors have interests in the merger that are in addition to their interests as holders of CNG common stock generally. These persons have participated in the negotiation of the terms of the merger agreement and the transactions it contemplates, including the merger. Certain CNG executive officers and members of the Dominion Resources Board of Directors and the CNG Board of Directors will be executive officers of Dominion Resources and/or members of the Dominion Resources Board of Directors after the Effective Time. It is possible that the combined company will enter into employment agreements with certain of such executive officers and directors. Certain CNG executive officers and members of the CNG Board of Directors may also be entitled to receive benefits as a result of the merger under the terms of benefit plans and agreements maintained by CNG. In addition, Dominion Resources has agreed to provide insurance and indemnification for executive officers and directors of CNG after the Effective Time. Both Boards of Directors were aware of the additional interests and took them into consideration at the time the merger was approved.

  Change of Control Agreements. CNG has Change of Control Agreements and Salary Continuation Agreements (collectively referred to as the Change of Control Agreements) with all CNG executive officers and certain other key employees. The purpose of the Change of Control Agreements is to assure the objective judgment and to retain the loyalty of these key employees in the event of a change of control (as defined) of CNG. For purposes of the Change of Control Agreements, a change of control includes, among other things, shareholder approval of any merger, acquisition or consolidation following which the former shareholders of CNG own less than 60 percent of the surviving entity. The approval by shareholders of the merger will constitute a change of control under the Change of Control Agreements.

  The exact terms of the Change of Control Agreements vary, and generally fit within four categories. Generally, the Change of Control Agreements entitle eligible employees, in certain circumstances, including but not limited to, a termination or constructive termination of the employee by CNG within two or three years after a Change of Control (and prior to the expiration of the Change of Control Agreements), to receive some or all of the following: (i) payment equal to one of the following: 12 months of salary continuation plus severance; 18 months of salary continuation plus severance; or a lump sum payment of two or three times the sum of their base salary plus target bonus,
(ii) enhanced non-qualified retirement benefits, (iii) payment for or continued health and other welfare benefits generally for up to three years (including a tax gross-up on lump sum payments for certain employees) but in certain instances, for life and (iv) various other benefits such as outplacement services (with a tax gross-up for certain employees). The eligible employees are also eligible for an additional payment, if required, to make them whole for any excise tax imposed by Section 4999 of the Internal Revenue Code. With respect to certain Change of Control Agreements, the employee can unilaterally trigger these payments by terminating his or her employment for any reason during the 30 day period following the first anniversary of the Change of Control.

  The total amount that may be payable upon termination or constructive termination to CNG's executive officers in connection with the merger pursuant to the Change of Control Agreements is expected to be material. Since it is not known which, if any, individuals will receive payments under the Change of Control Agreements, the amount cannot presently be determined.

  CNG Stock Based Incentive Plans; CNG Stock Options and Restricted
Stock. CNG's 1991, 1995 and 1997 Stock Incentive Plans (CNG Incentive Plans) provide for awards of stock options, stock appreciation rights, restricted stock, deferred stock, and performance awards to employees selected by the CNG Compensation Committee (Awards). The executive officers of CNG have received Awards. Upon a change of control (as defined in the CNG Incentive Plans), some or all of the Awards previously granted to those employees will become fully or partially exercisable, vested, or earned. For purposes of the CNG Incentive Plans a change of control includes, among other things, shareholder approval of any merger, acquisition or consolidation following which the shareholders of CNG own less than 60% of the surviving entity. Approval by shareholders of the merger will constitute a change of control under the CNG Incentive Plans. For 60 days after a change of control, the holders of Awards may elect to receive shares equal to the value of the Awards based on a share of CNG stock valued at the higher of (i) the highest price of CNG stock during the 30 days before a change of control or (ii) the amount paid to other CNG shareholders in the merger.

  Certain rights with respect to CNG common stock pursuant to Awards outstanding under the CNG Incentive Plans, which are not then vested or exercisable, will accelerate in whole or in part upon a change of control. As of the date of the merger agreement, executive officers held 877,755 outstanding and unvested stock options and 247,200 shares of unvested restricted stock that could vest as a result of the change of control.

  Under the merger agreement, Dominion Resources and CNG shall use their best efforts to take action to, and the companies presently expect to, convert all Awards under the CNG Incentive Plans outstanding at the Effective Time (including the Awards accelerated as a result of the change of control) into Dominion Resources common stock based on a fair value model. See THE MERGER AGREEMENT--Treatment of CNG Stock Options and Stock Awards. The value of the Dominion Resources common stock which would be issued to CNG executive officers in connection with such a conversion is estimated to be $14 million.

  Director Plans. The CNG Non-Employee Directors' Restricted Stock Plan provides for grants of restricted stock to CNG directors who are not CNG employees. As a result of the merger, all unvested awards under the CNG Non-Employee Directors' Restricted Stock Plan will vest.

  The Deferred Compensation Plan for Directors of CNG allows non-employee directors to defer income paid by CNG. Upon a change of control, the plan requires that CNG make an irrevocable contribution to an existing rabbi trust (Rabbi Trust) sufficient to pay the benefits to which participants are entitled as of the change of control. Since CNG funds deferred amounts under this plan on a current basis, no additional contributions will be required upon a change of control.

  Other Benefit Plans and Agreements. Except as provided below, a change of control will be deemed to have occurred under each of the following CNG employee benefit plans when CNG shareholders approve the merger. The cost, if any, of the benefits payable under these plans as a result of the change of control cannot presently be determined since it is not known which, if any, individuals will receive benefits.

  . The CNG Executive Incentive Deferral Plan covers most CNG executive officers. The plan provides for deferral of benefits under the CNG Annual Executive Incentive Program. Upon a change of control, future deferrals will not be permitted and, unless the CNG Board of Directors provides otherwise, participants' account balances (except the stock account balances of individuals required to report under Section 16 of the Securities Exchange Act of 1934) must be paid in full. A change of control under the CNG Executive Incentive Deferral Plan will occur when the merger is complete.

  . System Severance Pay Policy covers all non-union employees of CNG and certain of its affiliates. Upon certain terminations of employment as a result of job elimination, the policy currently would provide the terminated employee with a lump-sum benefit equal to two weeks of compensation for each year of service or part thereof (with a maximum benefit equal to one year's compensation) and additional COBRA-based payments.

  . Unfunded Supplemental Benefit Plan for Employees of CNG and Its
    Participating Subsidiaries who are not Represented by a Recognized Union (ERISA Excess Plan) covers employees whose compensation is greater than the limits provided in Section 401(a)(17) of the Internal Revenue Code or whose benefits exceed the limits of Section 415 of the Internal Revenue Code under the CNG pension plan or thrift plan. The ERISA Excess Plan provides benefits to participants in an amount they would receive under CNG's pension plan and/or thrift plan but for limits under the Internal Revenue Code. Under the ERISA Excess Plan following a change of control, benefits must be paid in a lump sum upon termination or upon reaching normal retirement age. In addition, CNG must establish an account for the ERISA Excess Plan under the Rabbi Trust and make an irrevocable contribution in an amount sufficient to pay benefits to which participants are entitled as of the change of control.

  . The System Short Service Supplemental Retirement Plan for Certain
    Management Employees of CNG and Its Participating Subsidiaries (Short Service Plan) compensates certain employees of CNG for loss of pension benefits that they would have accrued under their prior employment. Under the Short Service Plan, a change of control accelerates vesting to the later of the date of a change of control or five years of employment. CNG is also required to add an account under the Rabbi Trust and make an irrevocable contribution sufficient to pay benefits to which participants are entitled as of the change of control.

  . The Retirement and Post Retirement Benefit Plan for Certain Employees of
    CNG and its Participating Subsidiaries (Post Retirement Plan) covers substantially all CNG executive officers and other key employees of CNG. The Post Retirement Plan is the mechanism for payment of certain benefits which are payable under the change of control agreements. Funding under the Rabbi Trust is also required as a result of the merger for all benefits payable under the Post Retirement Plan.

  CNG Agreement With CEO. CNG and George A. Davidson, Jr. have entered into an employment agreement dated December 22, 1998, and related letters (Davidson Agreement). Pursuant to the Davidson Agreement, Mr. Davidson will function as Chairman of the Board and CEO of CNG until August 1, 2000. The Davidson Agreement further provides certain levels of compensation, participation in benefit and incentive programs. If Mr. Davidson is relieved of his duties as Chairman, or if the position ceases to exist, or if his responsibilities as CEO are reduced prior to August 1, 2000, Mr. Davidson may resign. In such a case, CNG will be responsible for the compensation and benefits which would have been payable had Mr. Davidson continued in his positions with CNG until August 1, 2000.

  Indemnification and Insurance. The merger agreement provides that, to the extent not prohibited by law, all rights of indemnification in favor of current or former directors or officers of CNG as provided in the CNG Certificate of Incorporation or the CNG Bylaws for acts or omissions occurring prior to the Effective Time will continue in full force and effect from the Effective Time. The merger agreement also provides that for a period not less than six years from the Effective Time, Dominion Resources will cause to be maintained CNG's directors and officers' insurance and indemnification policy to the extent that it provides coverage for events occurring prior to the Effective Time for directors and officers of CNG who were covered under such policy as in effect at the Effective Time so long as the annual premium would not be in excess of 200% of the last annual premium paid prior to the Effective Time (Maximum Premium). If the existing insurance expires, is terminated or is canceled during such six-year period, Dominion Resources, has agreed in the merger agreement to use all reasonable efforts to obtain as much insurance for the remaining period for an annualized premium not in excess of the Maximum Premium as may be obtained on terms no less advantageous to the covered persons than provided in the existing policy.

Accounting Treatment

  The merger is intended to qualify as a pooling-of-interests for accounting and financial reporting purposes. Under this method of accounting, the recorded assets and liabilities of Dominion Resources and CNG will be carried forward to the consolidated financial statements of Dominion Resources at their recorded amounts; income of Dominion Resources will include income of CNG for the entire fiscal year in which the merger occurs; and the reported income of the separate corporations will be combined and restated as income for prior periods of Dominion Resources. The receipt by Dominion Resources of a letter from Deloitte & Touche LLP and by

CNG of a letter from PricewaterhouseCoopers LLP, their respective independent accountants, dated as of the effective date of the registration statement and as of the closing date stating that the transaction will qualify as a pooling-of-interests, is a condition to the consummation of the merger.

Resales of Dominion Resources Common Stock

  The Dominion Resources common stock to be issued to CNG shareholders in connection with the merger has been registered under the Securities Act. All shares of Dominion Resources common stock received by CNG shareholders upon consummation of the merger will be freely transferable by those CNG shareholders who are not deemed to be "affiliates" (as defined under the Securities Act of 1933 but generally including executive officers, directors and shareholders owning ten percent or more) of CNG.

  CNG has agreed in the merger agreement to qualify the merger for pooling-of-interests accounting treatment and to use its best efforts to cause each person identified by CNG as an affiliate of CNG to deliver to Dominion Resources a written agreement to not sell, pledge, transfer or otherwise dispose of any Dominion Resources common stock issued to him or her pursuant to the merger except in accordance with the Securities Act of 1933. The affiliate will also agree in writing not to sell, transfer or otherwise dispose of any such Dominion Resources common stock or any other capital stock of Dominion Resources until after such time as financial results covering at least 30 days of post-merger operations of the combined entity have been published by Dominion Resources. The stock certificates representing Dominion Resources common stock issued to such affiliates in the merger will bear a legend with respect to the applicable restrictions.

Stock Exchange Listing

  The merger agreement provides for the filing of, and Dominion Resources will file, a listing application with the New York Stock Exchange covering the shares of Dominion Resources common stock to be issued pursuant to the merger. The obligations of Dominion Resources and CNG to effect the merger are subject to the condition that the shares of Dominion Resources common stock to be issued to CNG shareholders in connection with the merger be approved for listing on the New York Stock Exchange, subject only to official notice of issuance.

                             THE MERGER AGREEMENT

  The following is a brief summary of the material provisions of the merger agreement, which is attached as Annex A and is incorporated herein by reference. You should read the merger agreement in its entirety.

The Merger

  The companies intend for CNG to be merged with a wholly-owned subsidiary of Dominion Resources, with CNG as the surviving company. This will result in CNG becoming a wholly-owned subsidiary of Dominion Resources. Alternatively, the companies may decide to merge CNG directly into Dominion Resources. In that case, Dominion Resources will be the surviving entity. In either event, the companies are sometimes referred to after the merger as the combined company.

 Merger Consideration

  At the Effective Time, each issued and outstanding share of CNG common stock together with any outstanding rights to purchase CNG common stock (other than any such stock or rights owned by Dominion Resources or any of its subsidiaries, all of which will be canceled without consideration and will cease to exist) will be converted into the right to receive 1.52 shares of Dominion Resources common stock and cash in lieu of any fractional shares. No fractional shares of Dominion Resources common stock will be issued in the merger. Each holder of CNG common stock who would otherwise be entitled to receive a fractional Dominion Resources share will be paid an amount in cash equal to such fraction multiplied by the closing sales price of Dominion Resources common stock as reported under the New York Stock Exchange Composite Transaction Reports in The Wall Street Journal on the trading day immediately prior to the Effective Time.

 Conversion of CNG Common Stock

  As soon after the Effective Time as possible, the exchange agent will mail transmittal instructions to each CNG shareholder of record at the close of business on the day prior to the Effective Time. The transmittal instructions will explain exactly what CNG shareholders will need to do to convert their CNG common stock to Dominion Resources common stock, whether they are certificated shares and book-entry shares.

  Your CNG common stock certificates will be delivered, and risk of loss and title will pass to the exchange agent, only when the exchange agent receives your certificates of CNG common stock. We urge you to mail your certificates by certified mail or some other secure method. CNG shareholders should not send in their CNG common stock certificates until they receive instructions from the exchange agent.

  As soon as practical after the Effective Time, the exchange agent will also mail to record holders of CNG common stock held in book-entry form, instructions for converting such shares into shares of Dominion Resources common stock. After the Effective Time, CNG shareholders will have the right to receive Dominion Resources common stock, but will not receive Dominion Resources common stock until the exchange agent has received the documents described in the transmittal instructions and has converted the shares of CNG common stock. The exchange agent will not issue fractional shares that result from the conversion, but will issue a check in lieu of the fractional share.

  CNG shareholders that have not exchanged their CNG common stock for Dominion Resources common stock will not receive any dividends or other distributions declared or made after the Effective Time. Once a CNG shareholder has exchanged their shares, they will be entitled to receive, without interest:

  .  cash payable in lieu of a fractional share, and

  . dividends payable after the Effective Time on whole shares of Dominion Resources, but before their CNG shares were exchanged.

Representations and Warranties

  The merger agreement contains the following representations and warranties of Dominion Resources and CNG:

  . their respective due organization and qualification, the due organization and qualification of their respective significant subsidiaries and similar corporate matters;

  . their respective capital structures;

  . the authorization, execution, delivery, performance and enforceability of the merger agreement and related matters;

  . regulatory and statutory approvals;

  . compliance with applicable laws and agreements;

  . reports and financial statements have been filed with governmental authorities, complied in all material respects with all applicable requirements, and did not contain a material misrepresentation or omission;

  . the absence of material adverse changes;

  . the information supplied by each of Dominion Resources and CNG for use in the joint proxy statement/prospectus does not contain a material misrepresentation or omission;

  . certain employee matters;

  . the utility regulatory status of Dominion Resources and CNG and their respective subsidiaries;

  . the Dominion Resources and CNG shareholder vote required to approve the merger agreement;

  . the absence of actions that would prevent either Dominion Resources or CNG from accounting for the business combination to be effected by the merger as a pooling-of-interests for accounting purposes;

  . the receipt by Dominion Resources and CNG of opinions as to the fairness of the Exchange Ratio, from a financial point of view, of their respective financial advisors;

  . the ownership of each other's shares;

  . the non-applicability of certain statutory and company-specific anti-takeover provisions;

  . certain environmental matters;

  . the trading position risk management; and

  . the absence of litigation which would have a material adverse effect on either Dominion Resources or CNG.

  In addition, the merger agreement contains certain representations and warranties by Dominion Resources as to the nuclear operations of Dominion Resources and its subsidiaries and as to the Dominion Resources Board of Directors present intent to maintain the payment of dividends on the Dominion Resources common stock at its current rate and by CNG as to the non-applicability of certain provisions of its rights agreement to the merger.

Conduct of Business Pending the Merger

  The companies have agreed to carry on their respective businesses in the ordinary course until the merger is effective or terminated and to use all commercially reasonable efforts to preserve their current business organizations, goodwill and customer and supplier relationships. In addition, each company has agreed without prior written consent to:

  . not declare or pay any dividends or make any distributions, other than as provided in the merger agreement;

  . not change the capital structure of the company;

  . not redeem, repurchase or otherwise acquire its own stock, other than as provided in the merger agreement;

  . not issue or sell any stock or securities convertible into stock, other than as provided in the merger agreement;

  . not amend their respective articles of incorporation or by-laws other than as provided in the merger agreement;

  . not merge with, acquire a substantial equity interest in or acquire substantial assets of any other business entity, other than as provided in the merger agreement;

  . not sell, transfer, license or otherwise dispose of any assets that are material to the company as a whole, other than as provided in the merger agreement;

  . not incur or guarantee any indebtedness other than as provided in the merger agreement;

  . not make any capital expenditures, other than as provided in the merger agreement;

  . not engage in any activities that would change the status of the company or its subsidiaries under the Public Utility Holding Company Act of 1935;

  . not make any changes to accounting methods, except as required by law, rule, regulation or GAAP;

  . use their best efforts to ensure that the merger is accounted for as a pooling-of-interests for accounting purposes;

  . not take any action that would, or would be reasonably likely to, affect the merger's status under Section 368(a) of the Internal Revenue Code;

  . not pay, discharge or satisfy any material claims, liabilities or obligations, other than in the ordinary course or as provided in the merger agreement;

  . confer frequently with each other's representatives and promptly notify each other of any significant changes in operations;

  . consult with each other regarding regulated rates, charges or regulatory filings and not make any filing to change rates that would have a material adverse effect on the merger;

  . use commercially reasonable efforts to obtain required third-company consents and to notify the other company of any failures to obtain such consents;

  . not take any action that would breach the merger agreement or make any of the representations and warranties untrue as of the Closing Date;

  . not take any action that would likely jeopardize the qualification of outstanding revenue bonds for the benefit of CNG that qualify as exempt facility bonds or as tax-exempt industrial development bonds under
    Section 103(b)(4) of the Internal Revenue Code of 1954, as amended prior to the Tax Reform Act of 1986;

  . create a transition task force, headed by Thos. E. Capps, and two additional members of Dominion Resources and two additional members from CNG;

  . maintain insurance in such amounts and against such risks and losses as are customary in their respective industries; and

  . use commercially reasonable efforts to maintain existing permits.

  CNG has also agreed that, without the prior written consent of Dominion Resources, it shall not, nor shall it permit any of its subsidiaries to:

  . enter into, adopt or amend (except as may be required by applicable law) or increase the amount or accelerate the payment or vesting of any benefit or amount payable under any employee benefit plan or other contract, agreement, commitment, arrangement, plan or policy maintained by, contributed to or entered into by such company or any of its subsidiaries, or increase, or enter into any of the foregoing to increase in any manner, the compensation or fringe benefits, or otherwise to extend, expand or enhance the engagement, employment or any related rights, of any director, officer or other employee of CNG or its subsidiaries, except as otherwise expressly contemplated by the merger agreement; or

  . enter into or amend any employment, severance or special pay arrangements with respect to termination of employment or other similar contract, agreement or arrangement with any director or officer other than in the ordinary course of business consistent with past practice.

No Solicitation of Transactions

  The companies agreed that neither they, their subsidiaries nor any directors, officers, employees, agents or other representatives, directly or indirectly, would:

  . initiate, solicit or encourage, or take any action to facilitate the making of any offer or proposal that constitutes or is reasonably likely to lead to any tender or exchange offer, proposal for a merger, consolidation or other business combination involving Dominion Resources or CNG (or any of their material subsidiaries), or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, Dominion Resources or CNG (or any of their material subsidiaries), other than pursuant to transactions contemplated by the merger agreement; or

  . engage in negotiations or provide any confidential information or data to any person relating to any such business combination.

  Each company will notify the other orally and in writing of any such inquiries, offers or proposals including, without limitation, the terms and conditions of any such proposal and the identity of the person making it within 24 hours of the receipt thereof and will give the other five days advance notice of any agreement to be entered into with or any information to be supplied to any person making such inquiry, offer or proposal.

  The merger agreement requires each company immediately to cease and cause to be terminated all existing discussions and negotiations, if any, with any other persons conducted prior to the date of the merger agreement with respect to any such business combination.

  However, unless the shareholders of each of Dominion Resources and CNG have voted to approve the merger, either company may participate in discussions or negotiations with, furnish information to, and afford access to the properties, books and records of the company and its subsidiaries to any person in connection with an unsolicited offer to effect a business combination as described above, if and to the extent that:

  . the Board of Directors of the company has reasonably concluded in good faith (after consultation with its financial advisors) that the person or group making the unsolicited offer will have adequate sources of financing to consummate the transaction and that the unsolicited offer is more favorable to such company's shareholders than the merger;

  . the Board of Directors of such company is advised in a written, reasoned opinion of outside counsel that a failure to do so would result in a breach of its fiduciary duties under applicable law; and

  . such company has entered into a confidentiality agreement with the person or group making the unsolicited offer containing terms and conditions no less favorable to such company than the existing confidentiality agreement between Dominion Resources and CNG.

Conditions to the Merger

  Consummation of the merger is subject to a number of conditions, including:

  . the approval of the merger by the shareholders of Dominion Resources and CNG;

  . no temporary restraining order, preliminary or permanent injunction or other order by any federal or state court shall be in effect that prevents the consummation of the merger, and the merger and the other transactions contemplated thereby shall not have been prohibited under any applicable federal or state law or regulation;

  . the registration statement filed with this joint proxy statement/prospectus shall have become effective and no stop order suspending such effectiveness shall be in effect;

  . the shares of Dominion Resources common stock issuable in the merger shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance;

  . each of Dominion Resources and CNG shall have received letters from its independent public accountants, one dated the date of the effective date of the registration statement filed with this joint proxy statement/prospectus and the other dated at the closing, stating that the merger will qualify as a pooling of interests transaction for accounting purposes; and

  . all authorizations, consents, findings by or approvals of any governmental authority necessary for the execution and delivery of the merger agreement or the consummation of the transactions contemplated thereby shall have been obtained at or prior to the Effective Time and shall have become final orders and shall not impose terms or conditions that would have, or would be reasonably likely to have, a material adverse effect on the business, operations, properties, assets, condition (financial or otherwise), prospects or results of operations of Dominion Resources and CNG and their subsidiaries on a consolidated basis as if the merger had been consummated (but without giving effect to the impact of such material adverse effect).

  In addition, each company's obligation to effect the merger is subject to a number of additional conditions, including the following:

 CNG

  . the agreements and covenants required to be performed by Dominion
    Resources under the merger agreement shall have been performed in all material respects;

  . the representations and warranties of Dominion Resources shall be true and correct as of closing as if made on and as of closing except as expressly provided in the merger agreement;

  . CNG shall have received an officers' certificate from Dominion Resources stating that certain conditions set forth in the merger agreement have been satisfied;

  . no material adverse affect shall have occurred with respect to the business, operations, properties, assets or condition (financial or otherwise), prospects or results of operations of Dominion Resources and its subsidiaries taken as a whole or the consummation of the merger agreement;

  . CNG shall have received an opinion of counsel in form and substance satisfactory to CNG to the effect that the merger will be treated as a transaction described in Section 368(a) of the Internal Revenue Code and that no gain or loss will be recognized by the shareholders of CNG who exchange CNG common stock solely for Dominion Resources common stock pursuant to the merger (except with respect to cash received in lieu of fractional shares); and

  . the third party consents required by the merger agreement to be obtained with respect to Dominion Resources shall have been obtained.

 Dominion Resources

  . the agreements and covenants required to be performed by CNG under the merger agreement shall have been performed in all material respects;

  . the representations and warranties of CNG shall be true and correct as of closing as if made on and as of closing except as expressly provided in the merger agreement;

  . Dominion Resources shall have received an officers' certificate from CNG stating that certain conditions set forth in the merger agreement have been satisfied;

  . no material adverse affect shall have occurred with respect to the business, operations, properties, assets or condition (financial or otherwise), prospects or results of operations of CNG and its subsidiaries taken as a whole or the consummation of the merger agreement;

  . Dominion Resources shall have received an opinion of counsel in form and substance satisfactory to Dominion Resources to the effect that the merger will be treated as a transaction described in Section 368(a) of the Internal Revenue Code; and

  . the third party consents required by the merger agreement to be obtained with respect to CNG shall have been obtained.

Benefit Plans

  Following the Effective Time, Dominion Resources and its subsidiaries will honor, without modification, all prior contracts, agreements, collective bargaining agreements and commitments of CNG that apply to any current or former employees or current or former directors of CNG. This undertaking is not intended to prevent Dominion Resources from enforcing such contracts, agreements and commitments in accordance with their terms or from exercising any right to amend, modify, suspend, revoke or terminate any such contract, agreement, collective bargaining agreement or commitment.

  In addition, subject to applicable law and obligations under applicable collective bargaining agreements, Dominion Resources shall maintain for a period of at least two years after the closing, such employee compensation, welfare and benefit plans, programs, policies and fringe benefits as will, in the aggregate, provide benefits to the employees or former employees of CNG and its subsidiaries who were employees immediately prior to the closing that are no less favorable than those provided pursuant to such CNG plans, as in effect at closing.

Treatment of CNG Stock Options and Stock Awards

  With respect to certain CNG stock incentive plans and other employee benefit plans, programs and arrangements under which the delivery of CNG common stock is required to be used for payment, Dominion Resources may elect either to:

  . take such action with CNG, after the Effective Time, so that such stock plan provides for the issuance of only Dominion Resources common stock and, with respect to outstanding options or awards, provide that the holder shall be entitled to the equivalent number of shares of Dominion Resources common stock that the holder would have received if the option or award had been exercised prior to the Effective Time with appropriate adjustments to the exercise price; and

    take all corporate action necessary to obtain shareholder approval with respect to such plan to the extent required or to the extent Dominion Resources deems it advisable, to enable such plan to comply with applicable law and reserve for issuance or otherwise provide a sufficient number of shares of Dominion Resources common stock for delivery upon payment of benefits, grants, awards or exercise of options under such plan, and:

    as soon as practicable after the Effective Time, file a registration statement with the Securities and Exchange Commission with respect to the shares of Dominion Resources common stock subject to such stock plan and use its best efforts to maintain its effectiveness so long as the benefits, grants, and awards remain payable or options remain outstanding; or

  . with CNG, use their respective best efforts so that, after the Effective
    Time, all benefits, grants, awards and options are converted to the right to receive at the Effective Time the number of shares of Dominion Resources common stock having a value equal to the fair value of each such benefit, grant, award or option based on the closing sales price of Dominion Resources common stock as reported under the New York Stock Exchange Composite Transaction Reports in The Wall Street Journal on the trading day immediately prior to the Effective Time.

Termination

  The merger agreement may be terminated at any time prior to the closing, whether before or after approval by the shareholders of Dominion Resources and
CNG:

  . by mutual written consent of the Board of Directors of Dominion Resources and CNG;

  . by either Dominion Resources or CNG, by written notice to the other, if the Effective Time shall not have occurred on or before January 31, 2000 (or July 31, 2000 if all conditions are capable of being satisfied except for regulatory approvals having been obtained);

  . by either Dominion Resources or CNG, by written notice to the other, if any required shareholder approval shall not have been obtained at a duly held meeting of shareholders or at any adjournment thereof;

  . by either Dominion Resources or CNG, if any state or federal law, order, rule or regulation is adopted or issued, that has the effect, as supported by the written, reasoned opinion of outside counsel for such company, of prohibiting the merger or causing a material adverse effect on the business, operations, properties, assets or condition (financial or otherwise), prospects or results of operations of either company and its subsidiaries taken as a whole or the consummation of the merger agreement, or if any court of competent jurisdiction in the United States or any state shall have issued an order, judgment or decree permanently restraining, enjoining or otherwise prohibiting either the merger or causing a material adverse effect on the business, operations, properties, assets or condition (financial or otherwise), prospects or results of operations of either company and its subsidiaries taken as a whole or the consummation of the merger agreement, and such order, judgment or decree shall have become final and nonappealable;

  . by Dominion Resources or CNG, by written notice to the other, if there shall have been any material breach of any representation or warranty, or any material breach of any covenant or agreement of the other company under the merger agreement, and such breach shall not have been remedied within twenty days after receipt by the other company of notice in writing from the nonterminating company specifying the nature of such breach and requesting that it be remedied; or

  . if the Board of Directors of the nonterminating company or any committee of such company (1) shall withdraw or modify in any manner adverse to the terminating company its approval or recommendation of the merger agreement and the merger, (2) shall fail to reaffirm such approval or recommendation upon the request of the terminating company, (3) shall approve or recommend any acquisition of the nonterminating company or a material portion of such nonterminating company's assets or any tender offer for shares of capital stock of such nonterminating company, in each case, by a party other than the terminating company or any of its affiliates, or (4) shall resolve to take any of the actions specified above.

  In addition, either Dominion Resources or CNG, upon two days prior notice to the other, may terminate the merger agreement if as a result of a tender offer by a party other than Dominion Resources or CNG or any of their respective affiliates or any written offer or proposal with respect to a merger, sale of a material portion of the terminating company's assets or other business combination for the terminating company, in each case, by a party other than Dominion Resources or CNG or their respective affiliates, the Board of Directors of the terminating company, determines in good faith that its fiduciary obligations under applicable law require that such tender offer or other written offer or proposal be accepted; provided, however, that:

  . the Board of Directors of the terminating company has reasonably concluded in good faith (after consultation with its financial advisors) that the person or group proposing the business combination will have adequate sources of financing to consummate the business combination and that the business combination is more favorable to the terminating company's shareholders than the merger and shall have been advised in a written, reasoned opinion by outside counsel that, notwithstanding the binding commitment of the merger agreement, and notwithstanding all concessions that may be offered by the nonterminating company in the negotiations described below, the directors' fiduciary duties would require the directors to reconsider such commitment as a result of such tender offer or such written offer or proposal; and

  . prior to any such termination, the terminating company shall, and shall have caused its respective financial and legal advisors to, negotiate with the nonterminating company to make such adjustments in the terms and conditions of the merger agreement as would enable the terminating company to proceed with the merger.

  In the event of termination of the merger agreement by either Dominion Resources or CNG as provided above, there shall be no liability on the part of either Dominion Resources or CNG or their respective officers or directors under the merger agreement, other than:

  . the liabilities arising from certain specified provisions of the merger agreement described below under Termination Fees and Expenses; and

  . to hold in strict confidence all documents furnished in connection with the transactions contemplated by the merger agreement and in accordance with the existing confidentiality agreement between Dominion Resources and CNG.

Termination Fees

  If the merger agreement is terminated as a result of a material breach of any representation, warranty or covenant under the merger agreement, then the company receiving the notice of termination shall promptly (but not later than five business days after receipt of such notice) pay to the terminating company an amount equal to all documented out-of-pocket expenses and fees incurred by the terminating company in connection with the merger agreement up to $25 million.

  However, if the merger agreement is terminated by a company as a result of a willful breach or failure to perform or comply with the agreements and covenants by the nonterminating party, such nonterminating company shall in addition to the other expenses described above, be liable to the terminating company for such terminating company's actual damages as a result of such breach.

  If the merger agreement is terminated by either company as a result of the good faith determination that the fiduciary obligations of the directors of the terminating company under applicable law requires acceptance of a tender offer or other written offer or proposal and it enters into an agreement (whether or not such agreement is embodied in a definitive manner) to consummate a business combination with a third party within two years of such termination, then the terminating company shall promptly (but not later than five business days after receipt of notice), but prior to entering into such agreement with the third party, pay to the other company an amount equal to out-of-pocket expenses up to $25 million plus $200 million.

  If the merger agreement is terminated by Dominion Resources or CNG:

  . as a result of the board of directors of the other company:

    --withdrawing or modifying in any manner adverse to the party terminating its approval or recommendation of the merger agreement or the merger transaction;

    --failing to reaffirm such approval or recommendation upon the other party's request;

    --approving or recommending any acquisition of its company or a material portion of its assets or any tender offer for its capital stock by a party other than the other party to the merger agreement; or

    --resolving to take any of the above actions; or

  . as a result of the Effective Time not occurring on or before January 31, 2000 (or July 31, 2000, if all conditions are capable of being satisfied other than regulatory approvals having been obtained), following the failure of the shareholders of either Dominion Resources or CNG to grant the necessary approvals or as a result of a material breach of certain agreements in connection with obtaining such shareholder approvals and, at the time of termination, there shall have been a third-party tender offer for shares or a third-party offer or proposal with respect to a business combination involving either Dominion Resources or CNG which, at the time of such termination, shall not have been rejected by such target company and its Board of Directors and withdrawn by the third party then promptly (but not later than five business days after receipt of notice of the amount due from the other party) after the termination of the merger agreement, the party terminating the merger agreement shall be paid by the other party:

  . out-of-pocket expenses up to $25 million; and

  . a termination fee of $200 million

provided that no such amounts shall be payable if and to the extent the party to make such payment shall have paid such amounts pursuant to the paragraphs above.

Expenses

  The expenses incurred in connection with printing and filing of the joint proxy statement/prospectus will be shared equally by Dominion Resources and CNG. All other costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the company incurring such expenses.

Amendment and Waiver

  The merger agreement may be amended by the Board of Directors of Dominion Resources and CNG at any time before or after the shareholders of Dominion Resources and CNG approve the merger. However, no such amendment after shareholder approval shall alter or change:

  . the amount or kind of shares, rights or any of the proceedings of the exchange and/or conversion with respect to the shares of Dominion Resources stock to be issued under the merger agreement; or

  . any of the terms and conditions of the merger agreement that would materially and adversely affect the rights of holders of CNG common stock, except for alterations or changes that could otherwise be adopted by the Board of Directors of Dominion Resources and/or CNG, without the further approval of such shareholders.

  At any time prior to the Effective Time, the parties to the merger agreement may extend the time for the performance of any of the obligations or other acts of the other parties under the merger agreement, waive any inaccuracies in the representations and warranties contained therein or in any document delivered pursuant thereto and waive compliance with any of the agreements or conditions contained in the merger agreement.


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

                              REGULATORY MATTERS

  A summary of the material regulatory requirements affecting the merger is set forth below. Additional consents from or notifications to governmental agencies may be necessary or appropriate in connection with the merger.

  While the companies believe that they will receive the requisite regulatory approvals and clearances for the merger that are summarized below, there can be no assurance as to the timing of such approvals or clearances or the ability of the companies to obtain such approvals and clearances on satisfactory terms or otherwise. Consummation of the merger is conditioned upon receipt of final orders from the various federal and state commissions described below that do not impose terms or conditions that would have, or would be reasonably likely to have, a material adverse effect on the combined company. There can be no assurance that any such approvals will be obtained or, if obtained, will not contain terms, conditions or qualifications that cause such approvals to fail to satisfy such condition to the consummation of the merger or that such orders will not be appealed by intervenors to the appropriate courts.

Antitrust Considerations

  Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR Act), Dominion Resources and CNG cannot consummate the merger until each has submitted certain information to the Antitrust Division of the Department of Justice and the Federal Trade Commission. Additionally, each company must satisfy specified HSR Act waiting period requirements. The expiration or earlier termination of the HSR Act waiting period will not prevent the Department of Justice or the Federal Trade Commission from challenging the merger on antitrust grounds. Neither Dominion Resources nor CNG believes that the merger will violate federal antitrust laws. If the merger is not consummated within 12 months after the expiration or earlier termination of the HSR Act waiting period, Dominion Resources and CNG must submit new information to the Department of Justice and the Federal Trade Commission, and a new HSR Act waiting period will begin .

1935 Act

  Dominion Resources is a holding company exempt from most provisions of the Public Utility Holding Company Act of 1935 (1935 Act). CNG is a registered holding company subject to the provisions of the 1935 Act.

  In connection with the merger, Dominion Resources is required to obtain Securities and Exchange Commission approval under the 1935 Act to acquire the four public utilities owned by CNG. Dominion Resources and CNG will file an application with the Securities and Exchange Commission seeking the necessary approvals under the 1935 Act.

  If as a result of the merger CNG becomes a subsidiary of Dominion Resources, then CNG will continue to be a registered public utility holding company. In any event, Dominion Resources will become a public utility holding company and will register under the 1935 Act. Although CNG and Dominion Resources believe that SEC approval of the merger under the 1935 Act on terms acceptable to both parties will be obtained, it is not possible to predict with certainty the timing of such approval and whether the approval will be on terms acceptable to them.

  Under the standards applicable to transactions subject to approval pursuant to Sections 9(a) and 10 of the 1935 Act, the Securities and Exchange Commission is directed to approve the merger unless it finds that (i) the merger would tend towards detrimental interlocking relations or a detrimental concentration of control, (ii) the consideration to be paid in connection with the merger is not reasonable, or (iii) the merger would unduly complicate the capital structure of the holding company system or would be detrimental to the proper functioning of the applicant's holding company system. To approve the proposed merger, the Securities and Exchange Commission also must find that the merger would comply with applicable state law, tend towards the development of an integrated public utility system and would otherwise conform to the 1935 Act's integration and corporate simplification standards.

   The 1935 Act imposes a number of restrictions on the operations of registered holding company systems. Among these restrictions are requirements that certain securities issuances as well as sales and acquisitions of assets or securities of utility companies or acquisitions of interests in any other business must be approved by the Securities and Exchange Commission. The 1935 Act also limits the ability of registered holding companies to engage in activities unrelated to their utility operations and regulates holding company system service companies and the rendering of services by holding company affiliates to other companies in their system. Dominion Resources and CNG believe they will be able to satisfy the Securities and Exchange Commission's requirements for a registered holding company system.

  The Securities and Exchange Commission may require as a condition to its approval of the merger under the 1935 Act that Dominion Resources divest certain of its activities which are unrelated to the utility or energy operations of the combined companies after the merger within a reasonable time after the merger. In several cases, the Securities and Exchange Commission has allowed the retention of non-utility related activities or deferred the question of divestiture for a substantial period of time. In those cases in which divestiture has taken place, the Securities and Exchange Commission has usually allowed enough time to complete the divestiture to allow the applicant to avoid an untimely or premature sale of the divested assets. Dominion Resources believes strong policy reasons and prior Securities and Exchange Commission decisions and policy statements support the retention of its non-utility related investments or, alternatively, support deferring the question of divestiture for a substantial period of time. Accordingly, Dominion Resources will request in the 1935 Act application that it be allowed to retain its non-utility related investments or, in the alternative, that the question of divestiture be deferred.

Atomic Energy Act

  Dominion Resources holds various licenses issued by the Nuclear Regulatory Commission (NRC) to own and operate the North Anna and Surry nuclear generating stations. Under the Atomic Energy Act and NRC regulations, nuclear licensees must seek and obtain prior NRC consent for any changes that would constitute a transfer of an NRC license, directly or indirectly, through transfer of control of the license to any person. Dominion Resources does not believe that the merger will constitute a transfer of control of its NRC licenses or that the merger will affect the basis for prior NRC decisions relating to its financial qualifications as an NRC licensee. Dominion Resources will request confirmation that the NRC concurs with its belief.

Federal Power Act

  Section 203 of the Federal Power Act provides that no public utility may sell or otherwise dispose of its jurisdictional facilities, directly or indirectly merge or consolidate its facilities with those of any other person, or acquire any security of any other public utility, without first having obtained authorization from the Federal Energy Regulatory Commission (FERC). Because CNG has subsidiary power marketers that are considered to be "public utilities" and to own "jurisdictional facilities" under the Federal Power Act, FERC's approval under Section 203 is required before Dominion Resources and CNG may consummate the merger. Section 203 provides that FERC is required to grant its approval if the merger is found to be "consistent with the public interest."

  FERC has stated in its 1996 Utility Merger Policy Statement that, in analyzing a merger under Section 203, it will evaluate the following criteria:

  . the effect of the merger on competition in wholesale electric power markets, utilizing an initial screening approach derived from the Department of Justice/Federal Trade Commission-Initial Merger Guidelines to determine if a merger will result in an increase in an applicant's market power;

  . the effect of the merger on the applicants' FERC jurisdictional ratepayers; and

  . the effect of the merger on state and federal regulation of the applicants.

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

  Dominion Resources' power-marketing affiliates are authorized by FERC to sell electric power at wholesale in interstate commerce at market-based rates. CNG's power marketing affiliates have similar authorizations from FERC. These authorizations, which were obtained under Section 205 of the Federal Power Act, were predicated in part on FERC's finding that the power-marketing affiliates of Dominion Resources and CNG lack market power over the generation and transfer of electric energy and, therefore, could not sell electric power at prices above competitive levels. As a condition of the power marketer authorizations, the power marketing affiliates of Dominion Resources and CNG are required to report any changes in status that could result in a change in the facts FERC relied upon in approving market-based rates. Pursuant to this requirement, the power-marketing affiliates of Dominion Resources and CNG will file notifications of a "change in status" with FERC. These notifications will inform FERC of the merger agreement and will advise FERC that the power-marketing affiliates of both Dominion Resources and CNG would not deal with one another except under specified certain circumstances during the pendency of the merger.

  Pending FERC approval of the merger under Section 203 and related action under Section 205, the authorizations under which the power-marketing affiliates of both Dominion Resources and CNG engage in market-based sales are expected to remain effective. The necessary filings will be made with FERC to allow Dominion Resources and CNG power-marketing affiliates to continue to engage in wholesale power transactions at market-based rates.

Virginia Commission

  Dominion Resources' wholly-owned subsidiary, Virginia Power, and CNG's wholly-owned subsidiary, Virginia Natural Gas, Inc., are subject to the jurisdiction of the Virginia State Corporation Commission (Virginia Commission). The Virginia Commission must approve the acquisition of any Virginia public utility. The applicants must show that the provision of adequate service at just and reasonable rates will not be threatened or impaired as a result of the merger. Dominion Resources and CNG will seek Virginia Commission approval of the merger consistent with these requirements.

North Carolina Commission

  Virginia Power is subject to the jurisdiction of the North Carolina Utilities Commission (North Carolina Commission). The North Carolina Commission must approve any merger or combination affecting any public utility, whether made through acquisition or control by stock purchase or otherwise. Under this authority, the North Carolina Commission has advised that it will assert jurisdiction to approve the merger. The North Carolina Commission must give its approval if justified by the public convenience and necessity. Dominion Resources and CNG will seek the approval of the North Carolina Commission consistent with these requirements.

West Virginia Commission

  CNG's wholly-owned subsidiary, Hope Gas, Inc., is subject to the jurisdiction of the West Virginia Public Service Commission (West Virginia Commission). No person or corporation may acquire either directly or indirectly a majority of the common stock of any public utility organized and doing business in West Virginia without the approval of the West Virginia Commission. The West Virginia Commission may approve such a transaction upon proper showing that the terms and conditions are reasonable, that neither party to it is given an undue advantage over the other, and that it does not adversely affect the public in West Virginia. Dominion Resources and CNG will seek the approval of the West Virginia Commission consistent with these requirements.

Pennsylvania Commission

  CNG's wholly-owned subsidiary, The Peoples Natural Gas Company, is subject to the jurisdiction of the Pennsylvania Public Utility Commission (Pennsylvania Commission). The issuance of a certificate of public convenience and necessity may be required. The Pennsylvania Commission has advised that it will assert jurisdiction to approve the merger. The standard for approval is whether the transaction is necessary and proper for the service, accommodation, convenience, or safety of the public. This standard has been applied by the Pennsylvania Commission to require that the companies demonstrate that the transaction will affirmatively promote the service, accommodation, convenience or safety of the public in some substantial way. The Peoples Natural Gas Company will seek the approval of the Pennsylvania Commission consistent with these requirements.

Ohio Commission

  CNG's wholly-owned subsidiary, East Ohio Gas is subject to the jurisdiction of the Public Utilities Commission of the State of Ohio (Ohio Commission). The Ohio Commission does not have statutory jurisdiction over the transaction, but will be provided any relevant information for its review, and use in evaluating the impact of the merger, if any, on retail customers in Ohio.

Affiliate Contracts and Arrangements

  In connection with the merger, Dominion Resources and CNG and their subsidiaries may need to enter into or amend agreements related to the provision by affiliates of the combined companies of various services, including management, supervisory, construction, engineering, accounting, legal, financial or similar services. The approval or non-opposition of certain federal and state regulatory commissions is required with respect to the creation or amendment of certain inter-affiliate agreements. Dominion Resources, CNG and their subsidiaries will file such agreements with the appropriate federal and state regulatory commissions and seek such regulatory approvals as may be required by applicable law.

Other Regulatory Matters

  Dominion Resources and its subsidiaries and CNG and its subsidiaries have obtained from various regulatory authorities certain franchises, permits and licenses which may need to be renewed, replaced or transferred in connection with the merger, and approvals, consents or notifications may be required in connection with such renewals, replacements or transfers.

  Regulatory commissions of states where Dominion Resources' and CNG's utility subsidiaries operate may intervene in the federal regulatory proceedings. In addition, such regulatory commissions regulate the rates charged to utility customers within their jurisdictions. In approving rates, each state may take into account other affects of, including possible savings resulting from, the merger.

                                 THE COMPANIES

Dominion Resources, Inc.

  Dominion Resources, a diversified utility holding company, has its principal office at 120 Tredegar Street, Richmond, Virginia 23219, telephone (804) 819-2000. Its principal subsidiary is Virginia Power, a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy. The primary service area is in Virginia and northeastern North Carolina. Dominion Resources, other major subsidiaries are Dominion Capital, its diversified financial services company, and Dominion Energy, its independent power and natural gas subsidiary. Dominion Resources was incorporated in 1983 as a Virginia corporation. Dominion Resources and its subsidiaries had 11,033 full-time employees as of December 31, 1998. Dominion Resources is currently exempt from registration as a holding company under the Public Utility Holding Company Act of 1935. Dominion Resources also owns and operates a 365 Mw natural gas fired generating facility in the United Kingdom.

 Virginia Power

  Virginia Power is a public utility engaged in the generation, transmission, distribution and sale of electric energy within a 30,000 square-mile area in Virginia and northeastern North Carolina. Virginia Power operates nuclear, fossil fuel and hydroelectric generating units with an aggregate capability of 13,635Mw. It supplies energy at retail to approximately two million customers and sells electricity at wholesale to rural electric cooperatives, power marketers and certain municipalities. The term "Virginia Power" refers to the entirety of Virginia Electric and Power Company, including its Virginia and North Carolina operations and all of its subsidiaries. In Virginia it trades under the name "Virginia Power." The Virginia service area comprises about 65 percent of Virginia's total land area, but accounts for over 80 percent of its population. In North Carolina it trades under the name "North Carolina Power" and serves retail customers located in the northeastern region of the state, excluding certain municipalities. Virginia Power also engages in off-system wholesale purchases and sales of electricity and purchases and sales of natural gas, and is developing trading relationships beyond the geographic limits of its retail service territory.

 Dominion Capital

  Dominion Capital is a diversified financial services company with several operating subsidiaries in the commercial lending, merchant banking and residential lending business. Its principal subsidiaries are First Source Financial, LLP, First Dominion Capital LLC and Saxon Mortgage, Inc. Dominion Capital also owns a 46 percent interest in Cambrian Capital LLP. First Source Financial provides cash-flow and asset-based financing to middle-market companies seeking to expand, recapitalize or undertake buyouts. First Dominion Capital is an integrated merchant banking and asset management business located in New York. Saxon Mortgage and its affiliates originate and securitize home equity and mortgage loans to individuals. Cambrian Capital provides financing to small and mid-sized independent oil and natural gas producers undertaking acquisitions, refinancings and expansions.

 Dominion Energy

  Dominion Energy is active in the competitive electric power generation business and in the development, exploration and operation of natural gas and oil reserves. Dominion Energy is involved in power projects in five states, Argentina, Bolivia, Belize and Peru. Domestic power projects include the Kincaid Power Station, a 1,108 Mw coal fired station in Central Illinois; a 600Mw gas-fired peaking facility under construction in Central Illinois; two geothermal projects and one solar project in California; three small hydroelectric projects in New York; a waste coal-fueled project in West Virginia and a waste wood- and coal-fueled project in Maine. International power projects include one hydroelectric and one gas-fired project in Argentina, two hydroelectric projects in Bolivia, a run-of-river hydroelectric project in Belize and two hydroelectric projects and six diesel oil-fueled projects in Peru. Dominion Energy is also involved in natural gas and oil development, exploration and production in Canada, the Appalachian Basin, the Michigan Basin, the Illinois Basin, the Black Warrior Basin, the Uinta Basin, the San Juan Basin and owns net proved oil and natural gas reserves in key regions of the United States and Canada.

Consolidated Natural Gas Company

  CNG is a Delaware corporation organized on July 21, 1942, and a public utility holding company registered under the Public Utility Holding Company Act of 1935. It is engaged solely in the business of owning and holding all of the outstanding equity securities of nineteen directly owned subsidiary companies. CNG and its subsidiaries are engaged in all phases of the natural gas business--distribution, transmission and exploration and production. The company's principal subsidiaries are described below.

 Distribution

  Public utility subsidiaries of CNG are The East Ohio Gas Company, The Peoples Natural Gas Company, Virginia Natural Gas, Inc. and Hope Gas, Inc. Principal cities served at retail are: Cleveland, Akron, Youngstown, Canton, Warren, Lima, Ashtabula and Marietta in Ohio; Pittsburgh (a portion), Altoona and Johnstown in Pennsylvania; Norfolk, Newport News, Virginia Beach, Chesapeake, Hampton and Williamsburg in Virginia; and Clarksburg and Parkersburg in West Virginia. At December 31, 1998, CNG served at retail approximately two million residential, commercial and industrial gas sales and transportation customers.

 Transmission

  CNG Transmission Corporation operates a regional interstate pipeline system and provides gas transportation and storage services to each of CNG's public utility subsidiaries and to non-affiliated utilities, end-users and others in the Midwest, the Mid-Atlantic states and the Northeast. Through its wholly owned subsidiary, CNG Iroquois, Inc., CNG Transmission holds a 16 percent general partnership interest in the Iroquois Gas Transmission System, L.P., that owns and operates an interstate natural gas pipeline extending from the Canada-United States border near Iroquois, Ontario, to Long Island, New York. The Iroquois pipeline transports Canadian gas to utility and power generation customers in metropolitan New York and New England.

 Exploration and Production

  CNG Producing Company is CNG's exploration and production subsidiary. Its activities are conducted primarily in the Gulf of Mexico, the southern and western United States, the Appalachian region, and in Canada.

 Retail Marketing

  CNG Retail Services Corporation was created in 1997 to market natural gas, electricity and related products and services to residential, commercial and small industrial customers. CNG Products and Services, Inc. also provides energy-related services to customers of CNG's local distribution subsidiaries and others.

 International Activities

  CNG International Corporation was formed by CNG in 1996 to invest in foreign energy activities. CNG International currently owns interests in natural gas pipeline companies in Australia, and gas and electric utility companies in Argentina.

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

                DESCRIPTION OF DOMINION RESOURCES CAPITAL STOCK

General

  As of January 31, 1999, the authorized capital stock was 320,000,000 shares. Those shares consisted of: (a) 20,000,000 shares of preferred stock, none of which were outstanding; and (b) 300,000,000 shares of common stock, of which 193,962,097 shares were outstanding.

Common Stock

  Dominion Resources outstanding shares of common stock are listed on the New York Stock Exchange under the symbol "D". Any additional common stock issued will also be listed on the New York Stock Exchange. Common shareholders may receive dividends when declared by the Board of Directors. Dividends may be paid in cash, stock or other form. In certain cases, common shareholders may not receive dividends until obligations to any preferred shareholders have been satisfied. All outstanding shares of common stock are fully paid and non-assessable. Any additional common stock issued will also be fully paid and non-assessable. Each share of common stock is entitled to one vote in the election of directors and other matters. Common shareholders are not entitled to preemptive or cumulative voting rights. Common shareholders will be notified of any shareholders' meeting according to applicable law. If Dominion Resources liquidates, dissolves, or winds-up its business, either voluntarily or not, common shareholders will share equally in the assets remaining after creditors and preferred shareholders are paid.

Preferred Stock

  The following description of the terms of the preferred stock sets forth certain general terms and provisions of Dominion Resources authorized preferred stock. If preferred stock is offered, the specific designations and rights will be filed with the Securities and Exchange Commission.

  The Board of Directors can, without approval of shareholders, issue one or more series of preferred stock. The Board can also determine the number of shares of each series and the rights, preferences and limitations of each series including the dividend rights, voting rights, conversion rights, redemption rights and any liquidation preferences of any wholly unissued series of preferred stock, the number of shares constituting each series and the terms and conditions of issue. In some cases, the issuance of preferred stock could delay a change in control of the company and make it harder to remove present management. Under certain circumstances, preferred stock could also restrict dividend payments to holders of common stock.

  The preferred stock will, if issued, be fully paid and non-assessable.

                      COMPARATIVE RIGHTS OF SHAREHOLDERS

  Upon consummation of the merger, the company in which the present Dominion Resources shareholders and CNG shareholders will own stock will be governed by Virginia law and by the Articles of Incorporation and Bylaws of Dominion Resources. Significant provisions of the Articles of Incorporation and Bylaws of Dominion Resources and certain differences between these documents and the present charter documents of CNG are discussed below. Although it is impracticable to compare all of the aspects in which Virginia law and Delaware law differ, the following is a summary of certain significant differences between the provisions of these laws.

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

  The following discussion is a summary only. It is not intended to be a complete statement of the differences affecting the rights of shareholders. The discussion is qualified in its entirety by reference to the full text of the relevant documents and applicable state statutes. Dominion Resources and CNG have filed their charter documents as exhibits to the reports they file with the Securities and Exchange Commission. For information on obtaining those documents, see WHERE YOU CAN FIND MORE INFORMATION.

Board of Directors

  Members of the Dominion Resources Board of Directors currently serve staggered three-year terms. This means that only one-third of Dominion Resources' directors are elected each year. However, at the Dominion Resources April 16, 1999 Annual Meeting, shareholders are requested to approve an amendment to Dominion Resources Articles of Incorporation that will require the annual election of directors.

  Delaware law provides that a corporation's board of directors may be divided into various classes with staggered terms of office. The CNG Certificate of Incorporation provides for three classes of directors, as nearly equal in size as practicable.

Payment of Dividends

  After the merger, dividends paid by Dominion Resources on its capital stock will be governed by Virginia law. Under Virginia law, dividends may be declared and paid as determined by the board of directors, provided that no dividends may be paid if, after giving effect to the distribution (i) the company would not be able to pay its debts as they become due in the usual course of business, or (ii) the company's total assets would be less than the sum of its total liabilities plus any amount required to be paid to holders of preferred stock in the event of liquidation of the company.

  Under Delaware law, dividends are also declared and paid as determined by the board of directors. However, the ability of CNG to pay dividends on its capital stock is limited by certain restrictions imposed upon corporations under Delaware law. Under Delaware law, dividends may be declared and paid out of surplus, or, in case there is no surplus, out of the corporation's net profits for the fiscal year in which the dividend is declared and/or the net profits from the preceding fiscal year. The distribution of dividends is not permitted by a Delaware corporation in the event the capital of such corporation has been diminished by depreciation of property or losses to an amount less than the aggregate amount of the capital represented by issued and outstanding stock having a preference upon distribution of assets.

Cumulative Voting

  Neither the Articles of Incorporation and Bylaws of Dominion Resources nor the Certificate of Incorporation and Bylaws of CNG permit cumulative voting.

Preemptive Rights

  None of the shareholders of Dominion Resources or CNG has preemptive rights.

Removal of Directors

  The Dominion Resources Articles of Incorporation provide that directors may be removed by shareholders only for cause and with the affirmative vote of at least two-thirds of the outstanding shares entitled to vote. Under the Bylaws of Dominion Resources and Virginia law, a director may be removed only at a meeting called for such purpose.

  Under Delaware law, directors may be removed, with or without cause, by the vote of a majority of the outstanding shares of all classes of stock entitled to vote present at a meeting of shareholders. Unless the

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

certificate of incorporation otherwise provides, in the case of a corporation with a classified board, shareholders may effect such removal only for cause. The CNG certificate of incorporation for a classified board of directors does not override the Delaware law provision.

Board of Director Vacancies

  Under the Articles of Incorporation of Dominion Resources, any vacancies on the Board of Directors, however caused, and newly created directorships may be filled by a majority vote of the directors then in office, whether or not a quorum. Directors appointed in this manner hold office until the next annual meeting of shareholders.

  Delaware law provides that, unless otherwise provided in the certificate of incorporation or bylaws, vacancies, including those due to removal without cause, and newly created directorships may be filled by majority vote of the directors then in office, even if less than a quorum. If, at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board, the Delaware Court of Chancery has the authority, upon application of shareholders holding at least 10% of the shares outstanding at the time and entitled to vote, to order an election to be held to fill any such vacancies or new directorships, or to replace the directors chosen by the directors then in office.

Shareholder Proposals and Director Nominations

  Dominion Resources' shareholders can submit shareholder proposals and nominate candidates for the Board of Directors if the shareholders follow advance notice procedures described in the Dominion Resources Bylaws.

  To nominate directors, shareholders must submit a written notice to the corporate secretary at least 60 days before a scheduled meeting. The notice must include the name and address of the shareholder and of the nominee, a description of any arrangements between the shareholder and the nominee, information about the nominee required for proxy statements by the Securities and Exchange Commission, the written consent of the nominee to serve as a director and other information.

  Shareholder proposals must be submitted to the corporate secretary at least 90 days before the first anniversary of the date of Dominion Resources' last annual meeting. The notice must include a description of the proposal, the reasons for presenting the proposal at the annual meeting, the text of any resolutions to be presented, the shareholder's name and address and number of shares held, and any material interest of the shareholder in the proposal.

  Director nominations and shareholder proposals that are late or that do not include all required information may be rejected by Dominion Resources. This could prevent shareholders from bringing certain matters before an annual or special meeting, including making nominations for directors.

  CNG does not have special procedures for submission of shareholder proposals. CNG shareholders can nominate candidates for the CNG Board of Directors if the shareholders follow the advance notice procedures described in the CNG Bylaws. The CNG Bylaws require that shareholder nominations be in writing and be received by the secretary of CNG not less than thirty and not more than sixty calendar days before the date of the meeting at which the election is to take place. Such notice must set forth information about the nominee required for proxy statements by the Securities and Exchange Commission and other information. In addition, such notice must be signed by a shareholder duly qualified to attend and vote at the meeting (other than the person or persons nominated) and must contain a notice in writing signed by each nominee of his willingness to be elected and to serve as a director. If a nomination by a shareholder is not made in accordance with the foregoing procedures, the chairman of the meeting shall have the power to declare such nomination to be null, void and of no force or effect and to disregard such nomination in conducting the election of directors at such meeting.


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

Meetings of Shareholders

  Under the Dominion Resources Bylaws, meetings of the shareholders may be called only by the Chairman of the Board, the President or a majority of the Board of Directors. This provision could have the effect of delaying until the next annual shareholders' meeting shareholder actions which are favored by the holders of a majority of outstanding voting securities, because such person or entity, even if it acquired a majority of the outstanding voting securities of Dominion Resources, would be able to take action as a shareholder, such as electing new directors or approving a merger, only at a duly called shareholders' meeting.

  Under the CNG bylaws, meetings of shareholders may be called by the chairman of the board or at the request in writing of a majority of the board of directors or at the request in writing of the holders of 75 percent or more of the outstanding shares of CNG common stock.

Shareholder Action Without a Meeting

  Virginia law permits action by the shareholders of a public company such as Dominion Resources without a meeting, provided that all the shareholders consent in writing to the action taken.

  The Certificate of Incorporation of CNG provides for written action by shareholders without a meeting, provided that holders of 75 percent or more of the shares entitled to vote consent in writing to such action. Prompt notice of the taking of any action by less than unanimous consent must be given to shareholders who did not consent to such action and who, if the action had taken place at a meeting, would have been entitled to notice.

Shareholders' Inspection Rights

  Virginia law provides for shareholder inspection of the "corporate records" of Virginia corporations upon written demand at least five business days prior to such inspection, provided that the requesting shareholder (i) has been a shareholder of record for at least the six months preceding the written demand; (ii) makes a demand in good faith and for a proper purpose; (iii) describes, with particularity, the purpose and the records to be inspected; and (iv) requests records that are connected with the purpose. Under Virginia law, "corporate records" include the following: (a) excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of the shareholders, and records of action taken by shareholders or board of directors without a meeting, to the extent permitted under statute; (b) accounting records of the corporation; and (c) the record of shareholders.

  Under Delaware law, a shareholder may inspect a corporation's stock ledgers, the shareholders' list and its other books and records for any purpose reasonably related to such person's interest as a shareholder.

Directors' Duties

  The standard of conduct for directors of Virginia corporations are listed in
Section 13.1-690 of the Code of Virginia. Directors must discharge their duties in accordance with their "good faith business judgment of the best interest of the corporation." Directors may rely on the advice or acts of others, including officers, employees, attorneys, accountants and board committees if they have a good faith belief in their competence. Directors' actions are not subject to a "reasonableness" or "prudent person" standard. Virginia's federal courts have focused on the process involved with directors' decisionmaking and are generally supportive of directors if they have based their decision on an informed process. These elements of Virginia law could make it more difficult to take over a Virginia corporation than corporations in other states.

  There is no corresponding provision in the Delaware General Corporation Law. The Delaware standards of conduct for directors have developed through written opinions of the Delaware courts. Generally, directors of Delaware corporations are subject to a duty of loyalty and a duty of care. The duty of loyalty has been said to require directors to refrain from self-dealing. According to the Delaware Supreme Court, the duty of care requires

"directors . . . in managing the corporate affairs . . . to use that amount of care which ordinarily careful and prudent men would use in similar circumstances." Later case law has established "gross negligence" as the test for breach of the standard for the duty of care in the process of decision-making by directors of Delaware corporations. Delaware courts have also indicated that directors may consider the interests of various non-shareholder constituencies provided there exists some rationally related benefit to the shareholders.

Limitations on Director and Officer Liability; Indemnification

  Dominion Resources' Articles of Incorporation contain a provision that eliminates or limits a director's personal liability for monetary damages to Dominion Resources or its shareholders to the full extent permitted under Virginia law, as it may be amended from time to time. Under Virginia law, in any proceeding brought by or on behalf of a shareholder of the company or in the right of the company, the damages assessed against an officer or director arising out of a single transaction, occurrence or course of conduct, shall not exceed the lesser of: (1) the monetary amount, including the elimination of liability, specified in the articles of incorporation or, if approved by the shareholders, in the bylaws as a limitation on or elimination of the liability of the officer or director; or (2) the greater of (i) $100,000 or
(ii) the amount of cash compensation received by the officer or director from the company during the twelve months immediately preceding the act or omission for which liability was imposed. However, an officer or director will be liable without limitation if he or she engaged in willful misconduct, knowing violation of criminal law or any federal or state securities law, including, without limitation, any claim of unlawful insider trading or manipulation of the market of any security.

  As permitted by Delaware law, the Certificate of Incorporation of CNG provides that a director of the company shall not be liable for breach of his or her duty as a director, except for liability for: (i) any breach of the director's duty of loyalty to the company or its shareholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) under Section 174 of Delaware law which imposes liability on directors for unlawful payment of dividends or unlawful stock repurchases; or (iv) any transaction from which the director derived an improper personal benefit. The Certificate of Incorporation does not limit the personal liability of officers.

  Indemnification provisions contained in the Articles of Incorporation of Dominion Resources and the Bylaws of CNG as governed by Virginia law and Delaware law, respectively, are similar. Both provisions generally require indemnification of directors and officers to the full extent permitted by law. In general, Virginia law and Delaware law permit a corporation to provide indemnification for officers and directors (among such as employees or agents of the corporation or any such person serving in such capacities for another entity at the request of the company) who are parties or are threatened to be made parties to any threatened, pending, or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) against expenses, judgments, fines and amounts paid in settlement that are actually and reasonably incurred.

  Under Virginia law, indemnification is permitted, if so provided in the articles of incorporation, as is the case with Dominion Resources, in all instances, except indemnity against willful misconduct or knowing violation of the criminal law.

  Under Delaware law, indemnification is permitted if the indemnitee acted in good faith and in a manner the person reasonably believed to be in the corporation's best interest, and in a criminal proceeding, had no reasonable cause to believe that the conduct was unlawful.

  Under the Articles of Incorporation of Dominion Resources and the Bylaws of CNG and under Virginia law and Delaware law, prior approval of a majority of the company's Board of Directors is required before an officer or director may be indemnified. However, where there is not a quorum of the disinterested members of the Board of Directors, then such determination of indemnification may be made as otherwise provided under the respective statutes.

  Delaware law prohibits indemnification if the proposed indemnitee is adjudged liable to the corporation, except upon application to a court which determines such person is reasonably entitled to such indemnification. The limitation does not apply to directors of Dominion Resources. The rights of Dominion Resources' and CNG's directors and officers to indemnification are not exclusive of any other right which they may have or acquire under any statute, the Articles of Incorporation and Bylaws of Dominion Resources, the Certificate of Incorporation and Bylaws of CNG, any agreement, vote of shareholders or directors, or otherwise.

Common Stock Purchase Rights

  Dominion Resources does not have a shareholders rights plan.

  CNG is a party to a Rights Agreement, pursuant to which CNG common stock trades with the CNG Rights. The CNG Rights Agreement was amended to provide that none of the transactions contemplated by the merger agreement shall be a triggering event. The CNG Rights, which cannot be traded separately from CNG common stock, become exercisable upon the occurrence of certain triggering events, including the accumulation by a person or group of ten percent or more of CNG common stock. Upon the occurrence of a merger or other business combination in which the interests of the holders of CNG common stock are changed, holders of the rights, other than the "acquiring person," will be entitled to purchase CNG common stock or stock of the "acquiring person," at half its market value. In addition, any time after a person or group acquires ten percent or more of outstanding shares of CNG common stock, the CNG Board may, at its option, exchange part or all of the rights (other than rights held by the "acquiring person") for CNG common stock on a one-for-one basis. The CNG Rights could have the effect of delaying, deferring, or preventing a takeover or change of control of CNG under certain circumstances.

Anti-takeover Statutes

  Virginia law and Delaware law regulate transactions with major shareholders after they become major shareholders.

  Virginia law provides Virginia corporations with additional protections against hostile takeovers. The Virginia Affiliated Transactions Act restricts certain transactions between a Virginia corporation and a holder of 10 percent or more of the corporation's outstanding voting stock, together with affiliates or associates thereof (an "interested shareholder"). For a period of three years following the date that a shareholder becomes an interested shareholder, the Virginia Affiliated Transactions Act generally prohibits the following types of transactions between the corporation and the interested shareholder (unless certain conditions, described below, are met): (i) mergers; (ii) sales, leases, exchanges, mortgages, pledges, transfers or other dispositions (in one or a series of transactions) having a total market value in excess of five percent of the corporation's consolidated net worth; (iii) any guarantees of indebtedness of any interested shareholder in an amount in excess of five percent of the corporation's consolidated net worth; (iv) sales or other dispositions by the corporation or any subsidiary thereof of any voting shares of the corporation or any subsidiary thereof having a market value of five percent or more of the total market value of the outstanding voting shares of the corporation to any interested shareholder or affiliate of any interested shareholder other than pursuant to a stock dividend or the exercise of rights or warrants; (v) the dissolution of the corporation if proposed by or on behalf of an interested shareholder; (vi) any reclassification of securities, including any reverse stock split, or recapitalization of the corporation, or any merger of the corporation with any of its subsidiaries or any distribution or other transaction which has the effect directly or indirectly of increasing by more than 5 percent the percentage of the outstanding voting shares of the corporation or any of its subsidiaries beneficially owned by any interested shareholder; and (vii) any share exchange in which an interested shareholder acquires a class or series of the corporation's voting stock, unless the affiliated transaction is approved by (a) a majority of the disinterested directors, and (b) two-thirds of the disinterested voting shares. Additionally, after the three-year prohibition on affiliated transactions has expired, an affiliated transaction must be approved by two-thirds of the votes cast by disinterested shareholders.

  The foregoing voting requirements do not apply if the particular affiliated transaction (i) has been approved by a majority of the disinterested directors; (ii) meets the fair price requirements of the Virginia Affiliated Transactions Act; or (iii) qualifies for one of the statutory exemptions. A Virginia corporation may exempt itself from the requirements of the statute in its articles of incorporation. In this regard, the company has not exempted itself from the provisions of the Virginia Affiliated Transactions Act. Additionally, the Virginia Affiliated Transactions Act does not apply to corporations with less than 300 shareholders of record.

  Under Delaware law, a Delaware corporation is prohibited from engaging in mergers, dispositions of 10 percent or more of its assets, and issuances of stock and other transactions ("business combinations") with a person or group that owns 15 percent or more of the voting stock of the corporation (an "interested shareholder"), for a period of three years after the interested shareholder crosses the 15 percent threshold. These restrictions on transactions involving an interested shareholder do not apply in certain circumstances, including those transactions in which (i) prior to an interested shareholder owning 15 percent or more of the voting stock, the board of directors approved the business combination or the transaction that resulted in the person or group becoming an interested shareholder; (ii) in a transaction that resulted in a person or group becoming an interested shareholder, the person or group acquired at least 85 percent of the voting stock other than stock owned by inside directors and certain employee stock plans; (iii) after the person or group became an interested shareholder, the board of directors and at least 66 2/3 percent of the voting stock other than stock owned by the interested shareholder approved the business combination; or (iv) certain competitive bidding circumstances were present.

  Virginia law also contains the Virginia Control Share Acquisition Act, which requires an interested investor who acquires a threshold percentage of stock in a target corporation to obtain the approval of non-interested shareholders before it may exercise voting rights. Under the Virginia Control Share Acquisition Act, certain notice and informational filings and special shareholder meeting and voting procedures must be followed prior to consummation of a proposed "control share acquisition," which is generally defined as any acquisition of an issuer's shares which would entitle the acquiror, immediately after such acquisition, directly or indirectly, to exercise or direct the exercise of voting power of the issuer in the election of directors within any of the following ranges of such voting power: (i) one-fifth or more but less than one-third of such voting power; (ii) one-third or more but less than a majority of such voting power; or (iii) a majority or more of such voting power. Assuming compliance with the notice and information filings prescribed by statute, the proposed control share acquisition may be made only if the acquisition is approved by a majority of all votes entitled to be cast for the election of directors, excluding the combined voting power of the "interested shares" (generally, the shares held by the intended acquiror and the directors and officers of the issuer). A Virginia corporation may include a provision in its articles of incorporation or bylaws exempting the corporation from Virginia's Control Share Acquisitions Statute. Dominion Resources, however, has not exempted itself from the provisions of Virginia's Control Share Acquisitions Statute. Delaware law does not contain any similar type of statute.

  The Dominion Resources Bylaws give Dominion Resources the right to redeem the shares purchased by an acquiring person in a control share acquisition. Dominion Resources can call the shares for redemption if the acquiring person fails to deliver a statement to Dominion Resources listing information required by the Virginia Act or if Dominion Resources shareholders vote not to grant voting rights to the acquiring person.

Consolidation, Merger, Share Exchange and Transfer of Assets

  In addition to the anti-takeover provisions discussed above, Virginia law requires consolidations, mergers, share exchanges and certain asset transfers to be approved by shareholders. Under Virginia law and Dominion Resources' Articles of Incorporation, the vote required for approval is a majority of the votes cast on the transaction by each voting group entitled to vote, at a meeting at which a quorum of the voting group exists.

  Delaware law does not require shareholder approval in the case of asset and share acquisitions and, in general, requires approval of mergers and disposition of substantially all of a corporation's assets by a majority vote of the voting power of the corporation.

Shareholders' Rights in Certain Transactions

  Virginia law provides generally, with certain exceptions hereinafter described, that a shareholder of a Virginia corporation has the right to demand and receive payment of the fair value of the shareholder's stock from a successor corporation if: (i) the corporation merges or consolidates with another corporation; (ii) the shareholder's stock is to be acquired in a share exchange; (iii) the corporation transfers its assets other than in the ordinary course of business; or (iv) the corporation alters its charter in a way which alters contractual rights, as expressly set forth in the charter, of any outstanding stock and substantially adversely affects the shareholder's rights, unless the right to do so is reserved by the charter of the corporation.

  In order for a shareholder to perfect their dissenters rights, such shareholder must file with the corporation prior to the vote a demand in writing for the fair cash value of his shares of his or her intent to demand payment. Virginia law provides that the right to fair value does not apply, with certain exceptions, if (i) the stock is listed on a national securities exchange or the National Association of Securities Dealers Automated Quotation System or (ii) if the stock is held by at least 2,000 record shareholders.

  Delaware law provides similar rights in the context of a merger or consolidation only.

  Dominion Resources' shareholders will not have dissenters' rights in connection with the types of transactions as described under Virginia law above either before or after the merger since the company's stock is and will be held by at least 2,000 record shareholders.

  CNG shareholders will not have dissenters' rights under Delaware law in connection with the merger since they will receive only shares of Dominion Resources common stock which are listed on the New York Stock Exchange or cash in lieu of fractional shares.

Anti-takeover Effects

  Many of the provisions contained in the Articles of Incorporation and Bylaws of Dominion Resources and under Virginia law are similar to the provisions contained in the Certificate of Incorporation and Bylaws of CNG and under Delaware law. These provisions could have the effect of discouraging an acquisition of the company or stock purchases in furtherance of an acquisition, and could, under certain circumstances, discourage transactions which might otherwise have a favorable effect on the price of the company's common stock. These provisions may serve to make it more difficult to remove incumbent management and may also discourage all attempts to acquire control not approved by the Board of Directors for any reason. As a result, shareholders who might desire to participate in, or benefit from, such a transaction may not have an opportunity to do so.

Amendment of Articles of Incorporation

  Generally, the Dominion Resources Articles of Incorporation may be amended by a majority of the votes present by each voting group entitled to vote on a given matter. Some provisions of the Articles of Incorporation, however, may only be amended or repealed by a vote of at least two-thirds of the outstanding shares entitled to vote.

  Under Delaware law, amendments to the certificate of incorporation may be authorized by the vote of the holders of a majority of all outstanding shares entitled to vote thereon. The CNG Certificate of Incorporation provides that certain specified sections may only be amended by the affirmative vote of holders of 75 percent or more of the outstanding shares of CNG common stock.

        AMENDMENT TO THE DOMINION RESOURCES' ARTICLES OF INCORPORATION

  Dominion Resources' shareholders are being asked to vote on a proposed amendment to that company's Articles of Incorporation.

  Under Article III of its Articles of Incorporation Dominion Resources has authority to issue 300,000,000 shares of common stock. The Dominion Resources Board of Directors is recommending that this Article be revised to allow the company authority to issue 500,000,000 shares of common stock.

  This amendment will provide Dominion Resources with the shares it needs for issuance under the merger agreement. Under the terms of the merger, Dominion Resources will issue 1.52 shares of Dominion Resources common stock for each
share of CNG common stock. As of     there were            Dominion Resources
shares and              CNG shares outstanding. Assuming the same number of
shares is outstanding immediately before the closing of the merger, the number
of Dominion Resources shares to be issued in the merger would be             ,
which would represent approximately        percent of the outstanding Dominion
Resources shares immediately after the closing of the merger.

  Dominion Resources' intends to issue             shares of Dominion
Resources common stock in connection with the merger. If the amendment to increase the number of authorized shares is approved, but the merger fails,
Dominion Resources will have             authorized but unissued shares.

  These additional authorized shares will give Dominion Resources the ability to respond to future business needs and opportunities and, after the merger, will be available for issuance by Dominion Resources without further approval by the shareholders. Dominion Resources would be able to issue additional shares in connection with other acquisitions, investment opportunities or for other corporate purposes. Other corporate purposes might include a public offering to raise capital funds, debt or equity securities that would be convertible to common stock, and the issuance of common stock in connection with Dominion Resources' employee benefit and stock purchase plans. The percentage interest of current Dominion Resources shareholders could be reduced if these additional authorized shares were issued to new shareholders.

  The Board of Directors could use the additional shares of common stock to discourage an attempt to change control of Dominion Resources. However, the Board of Directors does not intend to issue common stock for that purposes and this proposal is not being recommended in response to any specific effort to obtain control of Dominion Resources.

  The Board of Directors has unanimously approved this amendment.

  The Board of Directors recommends that Dominion Resources shareholders vote FOR the proposed amendment to the Dominion Resources Articles of Incorporation.

              UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED
                             FINANCIAL INFORMATION

  The merger is to be accounted for in accordance with the pooling-of-interests method of accounting pursuant to APB Opinion No. 16. Accordingly, the accompanying unaudited pro forma combined condensed financial information gives effect to the transaction in accordance with the pooling-of-interests method of accounting. The unaudited pro forma combined condensed financial information should be read in conjunction with (i) Dominion Resources' audited consolidated financial statements and notes thereto included in Dominion Resources' 1998 Form 10-K and (ii) CNG's audited consolidated financial statements and notes thereto, included in Exhibit 99 to its 1998 Form 10-K each incorporated by reference in this document. See WHERE YOU CAN FIND MORE INFORMATION. The unaudited pro forma combined condensed financial information has been prepared in accordance with generally accepted accounting principles. These principles require management to make use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The unaudited pro forma combined condensed results of operations are not necessarily indicative of future operating results. The unaudited pro forma combined condensed balance sheet gives effect to the merger as if it had occurred on December 31, 1998, combining the balance sheets of Dominion Resources and CNG at December 31, 1998. The unaudited pro forma combined condensed statements of earnings give effect to the merger as if it had occurred on January 1, 1996. The unaudited pro forma combined condensed financial statements are not necessarily indicative of actual or future financial position or results of operations that would have or will occur upon consummation of the merger.

                  Dominion Resources and Subsidiary Companies

    Unaudited Pro Forma Combined Condensed Consolidated Statement of Income

                                      Year Ended December 31, 1998
                          -------------------------------------------------------
                            Dominion
                            Resources          CNG         Pro Forma    Pro Forma
                          (As Reported) (As Reclassified) Adjustments   Combined
                          ------------- ----------------- -----------   ---------
                                 (in millions--except per share amounts)
OPERATING REVENUES AND
 INCOME
  Virginia Power........     $4,285                                      $4,285
  Consolidated Natural
   Gas..................                     $4,336         $(1,591)(B)   2,745
  East Midlands.........      1,009                                       1,009
  Nonutility............        792                                         792
                             ------          ------         -------      ------
Total operating revenues
 and income.............      6,086           4,336          (1,591)      8,831
                             ------          ------         -------      ------
OPERATING EXPENSES
  Fuel, net.............        953                                         953
  Purchased power
   capacity, net........        806                                         806
  Purchased gas.........                      1,925          (1,025)(B)     900
  Liquids, capacity and
   other products
   purchased............                        711            (566)(B)     145
  Supply and
   distribution--East
   Midlands.............        655                                         655
  Impairment of
   regulatory assets....        159                                         159
  Other operation and
   maintenance..........      1,381             776             (16)(C)   2,141
  Depreciation,
   depletion &
   amortization.........        734             332              (1)(C)   1,065
  Other taxes...........        307             182                         489
                             ------          ------         -------      ------
Total operating
 expenses...............      4,995           3,926          (1,608)      7,313
                             ------          ------         -------      ------
Operating income........      1,091             410              17       1,518
                             ------          ------         -------      ------
OTHER INCOME AND EXPENSE
  Gain on Sale of East
   Midlands.............        332                                         332
  Other.................         94              49                         143
                             ------          ------         -------      ------
Total other income......        426              49              --         475
                             ------          ------         -------      ------
Income before fixed
 charges, income taxes
 and minority
 interests..............      1,517             459              17       1,993
                             ------          ------         -------      ------
FIXED CHARGES
  Interest charges......        583             116                         699
  Preferred dividends of
   Va. Power............         29                                          29
  Distributions--
   preferred securities
   of sub. trusts.......         36                                          36
                             ------          ------         -------      ------
Total fixed charges.....        648             116              --         764
                             ------          ------         -------      ------
Income before provision
 for income taxes and
 minority interests.....        869             343              17       1,229
Provision for income
 taxes..................        306             104               6(C)      416
Minority interests......         27                                          27
                             ------          ------         -------      ------
NET INCOME..............     $  536          $  239         $    11      $  786
                             ======          ======         =======      ======
Average Number of Shares
 Outstanding............      194.9            94.8            52.3(D)    342.0
                             ------          ------         =======      ------
EARNINGS PER SHARE
 (basic)................     $ 2.75          $ 2.52                      $ 2.30
                             ======          ======                      ======
EARNINGS PER SHARE
 (diluted)..............     $ 2.75          $ 2.49                      $ 2.29
                             ======          ======                      ======

   See Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial
                                  Statements.

                  Dominion Resources and Subsidiary Companies

    Unaudited Pro Forma Combined Condensed Consolidated Statement of Income

                                      Year Ended December 31, 1997
                          -------------------------------------------------------
                            Dominion
                            Resources          CNG         Pro Forma    Pro Forma
                          (As Reported) (As Reclassified) Adjustments   Combined
                          ------------- ----------------- -----------   ---------
                                 (in millions--except per share amounts)
OPERATING REVENUES AND
 INCOME
  Virginia Power........     $4,664                                      $ 4,664
  Consolidated Natural
   Gas..................                     $5,710         $(2,505)(B)    3,205
  East Midlands.........      1,970                                        1,970
  Nonutility............        628                                          628
                             ------          ------         -------      -------
Total operating revenues
 and income.............      7,262           5,710          (2,505)      10,467
                             ------          ------         -------      -------
OPERATING EXPENSES
  Fuel, net.............      1,204                                        1,204
  Purchased power
   capacity, net........        717                                          717
  Purchased gas.........                      2,960          (1,846)(B)    1,114
  Liquids, capacity and
   other products
   purchased............                        870            (659)(B)      211
  Supply and
   distribution--East
   Midlands.............      1,466                                        1,466
  Impairment of
   regulatory assets....         38                                           38
  Restructuring.........         18                                           18
  Impairment of gas and
   oil producing
   properties...........                         10                           10
  Other operation and
   maintenance..........      1,244             799             (11)(C)    2,032
  Depreciation,
   depletion &
   amortization.........        819             330              (3)(C)    1,146
  Other taxes...........        283             196                          479
                             ------          ------         -------      -------
Total operating
 expenses...............      5,789           5,165          (2,519)       8,435
                             ------          ------         -------      -------
Operating income........      1,473             545              14        2,032
                             ------          ------         -------      -------
OTHER INCOME AND EXPENSE
  Windfall Profits Tax..       (157)                                        (157)
  Other.................         38              13                           51
                             ------          ------         -------      -------
Total other income......       (119)             13              --         (106)
                             ------          ------         -------      -------
Income before fixed
 charges, income taxes
 and minority
 interests..............      1,354             558              14        1,926
                             ------          ------         -------      -------
FIXED CHARGES
  Interest charges......        627             107                          734
  Preferred dividends of
   Va. Power............         12                                           12
  Distributions--
   preferred securities
   of sub. trusts.......         36                                           36
                             ------          ------         -------      -------
Total fixed charges.....        675             107              --          782
                             ------          ------         -------      -------
Income before provision
 for income taxes and
 minority interests.....        679             451              14        1,144
Provision for income
 taxes..................        233             147               5(C)       385
Minority interests......         47                                           47
                             ------          ------         -------      -------
NET INCOME..............     $  399          $  304         $     9      $   712
                             ======          ======         =======      =======
Average Number of Shares
 Outstanding............      185.2            94.9            52.3(D)     332.4
                             ======          ======         =======      =======
EARNINGS PER SHARE
 (basic)................     $ 2.15          $ 3.21                      $  2.14
                             ======          ======                      =======
EARNINGS PER SHARE
 (diluted) .............     $ 2.15          $ 3.15                      $  2.09
                             ======          ======                      =======



   See Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial
                                  Statements.

                  Dominion Resources and Subsidiary Companies

    Unaudited Pro Forma Combined Condensed Consolidated Statement of Income

                                      Year Ended December 31, 1996
                          ------------------------------------------------------
                            Dominion
                            Resources          CNG         Pro Forma   Pro Forma
                          (As Reported) (As Reclassified) Adjustments  Combined
                          ------------- ----------------- -----------  ---------
                                 (in millions--except per share amounts)
OPERATING REVENUES AND
 INCOME
  Virginia Power........     $4,382                                     $4,382
  Consolidated Natural
   Gas..................                     $3,794          $(820)(B)   2,974
  Nonutility............        433                                        433
                             ------          ------          -----      ------
Total operating revenues
 and income.............      4,815           3,794           (820)      7,789
                             ------          ------          -----      ------
OPERATING EXPENSES
  Fuel, net.............        979                                        979
  Purchased power
   capacity, net........        701                                        701
  Purchased gas.........                      1,615           (652)(B)     963
  Liquids, capacity and
   other products
   purchased............                        347           (168)(B)     179
  Impairment of
   regulatory assets....         27                                         27
  Restructuring.........         65                                         65
  Other operation and
   maintenance..........      1,054             789             (7)(C)   1,836
  Depreciation,
   depletion &
   amortization.........        615             304             (6)(C)     913
  Other taxes...........        275             191                        466
                             ------          ------          -----      ------
Total operating
 expenses...............      3,716           3,246           (833)      6,129
                             ------          ------          -----      ------
Operating income........      1,099             548             13       1,660
                             ------          ------          -----      ------
OTHER INCOME AND
 EXPENSE................         35               9             --          44
                             ------          ------          -----      ------
Income before fixed
 charges, income taxes
 and minority
 interests..............      1,134             557             13       1,704
                             ------          ------          -----      ------
FIXED CHARGES
  Interest charges......        387             103                        490
  Preferred dividends of
   Va. Power............         11                                         11
  Distributions--
   preferred securities
   of sub. trusts.......         35                                         35
                             ------          ------          -----      ------
Total fixed charges.....        433             103             --         536
                             ------          ------          -----      ------
Income before provision
 for income taxes and
 minority interests.....        701             454             13       1,168
Provision for income
 taxes..................        219             156              5 (C)     380
Minority interests......         10                                         10
                             ------          ------          -----      ------
NET INCOME..............     $  472          $  298          $   8      $  778
                             ======          ======          =====      ======
Average Number of Shares
 Outstanding............      178.3            94.1           51.9 (D)   324.3
                             ======          ======          =====      ======
EARNINGS PER SHARE
 (basic)................     $ 2.65          $ 3.17                     $ 2.40
                             ======          ======                     ======
EARNINGS PER SHARE
 (diluted)..............     $ 2.65          $ 3.13                     $ 2.35
                             ======          ======                     ======

   See Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial
                                  Statements.

                  Dominion Resources and Subsidiary Companies

       Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet

                               December 31, 1998

                                 Dominion                                Pro
                                 Resources      CNG (As     Pro Forma   Forma
                               (As Reported) Reclassified) Adjustments Combined
            ASSETS             ------------- ------------- ----------- --------
                                                (in millions)
CURRENT ASSETS
  Cash and cash equivalents...    $   426       $  138                 $   564
  Accounts receivable, net....      1,034          575                   1,609
  Materials and supplies......
    Plant and general.........        142           28                     170
    Fossil fuel...............         95                                   95
    Gas stored................                     121                     121
  Mortgage loans in
   warehouse..................        140                                  140
  Commodity contract assets...        180                                  180
  Other.......................        268          316         $16 (G)     600
                                  -------       ------         ---     -------
                                    2,285        1,178          16       3,479
                                  -------       ------         ---     -------
INVESTMENTS
  Loans receivable, net.......      1,687                                1,687
  Other investments...........      1,944          302                   2,246
                                  -------       ------         ---     -------
                                    3,631          302          --       3,933
                                  -------       ------         ---     -------
PROPERTY, PLANT AND EQUIPMENT
  Utility and other plant.....     17,396        5,096                  22,492
  Accumulated depreciation,
   depletion and
   amortization...............      7,254        2,001                   9,255
                                  -------       ------         ---     -------
    Net utility and other
     plant....................     10,142        3,095          --      13,237
                                  -------       ------         ---     -------
  Exploration and production
   properties.................        710        4,081         (10)(C)   4,781
  Accumulated depreciation and
   amortization...............        215        2,735         (17)(C)   2,933
                                  -------       ------         ---     -------
    Net exploration and
     production properties....        495        1,346           7       1,848
                                  -------       ------         ---     -------
                                   10,637        4,441           7      15,085
                                  -------       ------         ---     -------
DEFERRED CHARGES AND OTHER
 ASSETS
  Goodwill....................        150                                  150
  Regulatory assets...........        620          224                     844
  Other.......................        194          235                     429
                                  -------       ------         ---     -------
                                      964          459          --       1,423
                                  -------       ------         ---     -------
    TOTAL ASSETS..............    $17,517       $6,380         $23     $23,920
                                  =======       ======         ===     =======

   See Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial
                                  Statements.

                  Dominion Resources and Subsidiary Companies

       Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet

                               December 31, 1998

                           Dominion                     Pro              Pro
                           Resources     CNG (As       Forma            Forma
     LIABILITIES AND      As Reported Reclassified) Adjustments        Combined
  SHAREHOLDERS' EQUITY    ----------- ------------- -----------        --------
                                          (in millions)
CURRENT LIABILITIES
  Securities due within
   one year..............   $ 1,623      $  111                        $ 1,734
  Short-term debt........       301         559                            860
  Accounts payable.......       699         489        $  40 (G)         1,228
  Commodity contract
   liabilities...........       266                                        266
  Other..................       630         403                          1,033
                            -------      ------        -----           -------
                              3,519       1,562           40             5,121
                            -------      ------        -----           -------
LONG-TERM DEBT...........     5,071       1,380                          6,451
                            -------      ------        -----           -------

DEFERRED CREDITS AND
 OTHER LIABILITIES
  Deferred income taxes..     1,793         781            2 (C)         2,576
  Investment tax
   credits...............       221          24                            245
  Other..................       213         233                            446
                            -------      ------        -----           -------
                              2,227       1,038            2             3,267
                            -------      ------        -----           -------
  Total liabilities......    10,817       3,980           42            14,839
                            -------      ------        -----           -------
MINORITY INTEREST........       311                                        311
                            -------      ------        -----           -------
OBLIGATED MANDATORILY
 REDEEMABLE PREFERRED
 SECURITIES OF SUBSIDIARY
 TRUSTS..................       385                                        385
                            -------      ------        -----           -------
PREFERRED STOCK:
  Subject to mandatory
   redemption............       180                                        180
                            -------      ------        -----           -------
  Not subject to
   mandatory redemption..       509                                        509
                            -------      ------        -----           -------
COMMON SHAREHOLDERS'
 EQUITY
  Common stock...........     3,933         238          672 (D)(I)      4,843
  Retained earnings......     1,386       1,597         (119)(G)(C)(D)   2,864
  Accumulated other
   comprehensive income..       (20)         (7)                           (27)
  Other paid in capital..        16         572         (572)(F)            16
                            -------      ------        -----           -------
                              5,315       2,400          (19)            7,696
                            -------      ------        -----           -------
TOTAL LIABILITIES AND
 SHAREHOLDERS' EQUITY....   $17,517      $6,380        $  23           $23,920
                            =======      ======        =====           =======

   See Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial
                                  Statements.

                        Consolidated Natural Gas Company

                       Unaudited Reclassifying Condensed
                        Consolidated Statement of Income

                                              Year Ended December 31, 1998
                                         --------------------------------------
                                                        CNG
                                          CNG (As  (Reclassifying    CNG (As
                                         Reported) Entries)(H/1/) Reclassified)
                                         --------- -------------- -------------
                                             (in millions--except per share
                                                        amounts)
OPERATING REVENUES AND INCOME
  Gas sales.............................  $1,868       $1,049        $2,917
  Gas transportation and storage........     546          (10)          536
  Other.................................     346          537           883
                                          ------       ------        ------
Total operating revenues and income.....   2,760        1,576         4,336
                                          ------       ------        ------
OPERATING EXPENSES
  Purchased gas.........................     900        1,025         1,925
  Liquids, capacity, and other products
   purchased............................     145          566           711
  Other operation and maintenance.......     709           67           776
  Depreciation, depletion &
   amortization.........................     330            2           332
  Taxes, other than income taxes........     179            3           182
                                          ------       ------        ------
Total operating expenses................   2,263        1,663         3,926
                                          ------       ------        ------
Operating income before income taxes....     497          (87)          410
INCOME TAXES............................     130          (26)          104
                                          ------       ------        ------
Operating income........................     367          (61)          306
OTHER INCOME............................      35           14            49
                                          ------       ------        ------
Income before interest charges..........     402          (47)          355
INTEREST CHARGES........................     114            2           116
                                          ------       ------        ------
INCOME FROM CONTINUING OPERATIONS.......     288          (49)          239
DISCONTINUED OPERATIONS.................     (49)          49           --
                                          ------       ------        ------
NET INCOME..............................  $  239         $--         $  239
                                          ======       ======        ======
Average Number of Shares Outstanding....    94.8         94.8          94.8
                                          ======       ======        ======
EARNINGS PER SHARE--basic
  Continuing Operations.................  $ 3.03       $(0.51)       $ 2.52
  Discontinued Operations...............   (0.51)        0.51           --
                                          ------       ------        ------
  EARNINGS PER SHARE....................  $ 2.52       $  --         $ 2.52
                                          ======       ======        ======
EARNINGS PER SHARE--diluted
  Continuing Operations.................  $ 3.00       $(0.51)       $ 2.49
  Discontinued Operations...............   (0.51)        0.51           --
                                          ------       ------        ------
  EARNINGS PER SHARE....................  $ 2.49       $  --         $ 2.49
                                          ======       ======        ======


   See Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial
                                  Statements.

                        Consolidated Natural Gas Company

                       Unaudited Reclassifying Condensed
                        Consolidated Statement of Income

                                           Year Ended December 31, 1997
                                  ----------------------------------------------
                                                     CNG
                                       CNG      (Reclassifying        CNG
                                  (As Reported) Entries)(H/1/) (As Reclassified)
                                  ------------- -------------- -----------------
                                     (in millions--except per share amounts)
OPERATING REVENUES AND INCOME
  Gas sales.....................     $2,284         $1,906          $4,190
  Gas transportation and
   storage......................        492            (12)            480
  Other.........................        401            639           1,040
                                     ------         ------          ------
Total operating revenues and
 income.........................      3,177          2,533           5,710
                                     ------         ------          ------
OPERATING EXPENSES
  Purchased gas.................      1,114          1,846           2,960
  Liquids, capacity, and other
   products purchased...........        211            659             870
  Impairment of gas and oil
   producing properties.........         10            --               10
  Other operation and
   maintenance..................        757             42             799
  Depreciation, depletion &
   amortization.................        325              5             330
  Taxes, other than income
   taxes........................        194              2             196
                                     ------         ------          ------
Total operating expenses........      2,611          2,554           5,165
                                     ------         ------          ------
Operating income before income
 taxes..........................        566            (21)            545
INCOME TAXES....................        156            (9)             147
                                     ------         ------          ------
Operating income................        410            (12)            398
OTHER INCOME....................         13            --               13
                                     ------         ------          ------
Income before interest charges..        423            (12)            411
INTEREST CHARGES................        104              3             107
                                     ------         ------          ------
INCOME FROM CONTINUING
 OPERATIONS.....................        319            (15)            304
DISCONTINUED OPERATIONS.........        (15)            15             --
                                     ------         ------          ------
NET INCOME......................     $  304         $  --           $  304
                                     ======         ======          ======
Average Number of Shares
 Outstanding....................       94.9           94.9            94.9
                                     ======         ======          ======
EARNINGS PER SHARE -basic
  Continuing Operations.........     $ 3.36         $(0.15)         $ 3.21
  Discontinued Operations.......      (0.15)          0.15             --
                                     ------         ------          ------
  EARNINGS PER SHARE............     $ 3.21         $  --           $ 3.21
                                     ======         ======          ======
EARNINGS PER SHARE -diluted
  Continuing Operations.........     $ 3.30         $(0.15)         $ 3.15
  Discontinued Operations.......      (0.15)          0.15             --
                                     ------         ------          ------
  EARNINGS PER SHARE............     $ 3.15         $  --           $ 3.15
                                     ======         ======          ======




   See Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial
                                  Statements.

                        Consolidated Natural Gas Company

                       Unaudited Reclassifying Condensed
                        Consolidated Statement of Income

                                           Year Ended December 31, 1996
                                  ----------------------------------------------
                                                     CNG
                                       CNG      (Reclassifying        CNG
                                  (As Reported) Entries)(H/1/) (As Reclassified)
                                  ------------- -------------- -----------------
                                     (in millions--except per share amounts)
OPERATING REVENUES AND INCOME
  Gas sales.....................     $2,150         $  695          $2,845
  Gas transportation and
   storage......................        479            (14)            465
  Other.........................        326            158             484
                                     ------         ------          ------
Total operating revenues and
 income.........................      2,955            839           3,794
                                     ------         ------          ------
OPERATING EXPENSES
  Purchased gas.................        963            652           1,615
  Liquids, capacity, and other
   products purchased...........        179            168             347
  Other operation and
   maintenance..................        757             32             789
  Depreciation, depletion &
   amortization.................        303              1             304
  Taxes, other than income
   taxes........................        191            --              191
                                     ------         ------          ------
Total operating expenses........      2,393            853           3,246
                                     ------         ------          ------
Operating income before income
 taxes..........................        562            (14)            548
INCOME TAXES....................        162             (6)            156
                                     ------         ------          ------
Operating income................        400             (8)            392
OTHER INCOME....................          9            --                9
                                     ------         ------          ------
Income before interest charges..        409             (8)            401
INTEREST CHARGES................        100              3             103
                                     ------         ------          ------
INCOME FROM CONTINUING
 OPERATIONS.....................        309            (11)            298
DISCONTINUED OPERATIONS.........        (11)            11             --
                                     ------         ------          ------
NET INCOME......................     $  298         $  --           $  298
                                     ======         ======          ======
Average Number of Shares
 Outstanding....................       94.1           94.1            94.1
                                     ======         ======          ======
EARNINGS PER SHARE--basic
  Continuing Operations.........     $ 3.29         $(0.12)         $ 3.17
  Discontinued Operations.......      (0.12)          0.12             --
                                     ------         ------          ------
  EARNINGS PER SHARE............     $ 3.17         $  --           $ 3.17
                                     ======         ======          ======
EARNINGS PER SHARE--diluted
  Continuing Operations.........     $ 3.24         $(0.11)         $ 3.13
  Discontinued Operations.......      (0.11)          0.11             --
                                     ------         ------          ------
  EARNINGS PER SHARE............     $ 3.13         $  --           $ 3.13
                                     ======         ======          ======

   See Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial
                                  Statements.

                        Consolidated Natural Gas Company

                       Unaudited Reclassifying Condensed
                           Consolidated Balance Sheet

                               December 31, 1998

                                            CNG
                              CNG      (Reclassifying                 CNG
                         (As Reported)    Entries)             (As Reclassified)
         ASSETS          ------------- --------------          -----------------
                                           (in millions)
PROPERTY, PLANT AND
 EQUIPMENT
  Gas utility and other
   plant................    $5,092         $   4 (H/1/)             $5,096
  Accumulated
   depreciation and
   amortization.........     1,999             2 (H/1/)              2,001
                            ------         -----                    ------
    Net gas utility and
     other plant........     3,093             2                     3,095
                            ------         -----                    ------
  Exploration and
   production
   properties...........     4,081                                   4,081
  Accumulated
   depreciation and
   amortization.........     2,735                                   2,735
                            ------         -----                    ------
    Net exploration and
     production
     properties.........     1,346            --                     1,346
                            ------         -----                    ------
  Net property, plant
   and equipment........     4,439             2                     4,441
                            ------         -----                    ------

CURRENT ASSETS
  Cash and cash
   equivalents..........       135             3 (H/1/)                138
  Accounts receivable
    Customers...........       363           212 (H/2/)(H/1/)          575
    Unbilled revenues
     and other..........       222          (222)(H/2/)                  0
    Allowance for
     doubtful accounts..       (23)           23 (H/2/)                  0
  Inventories, at cost
    Gas stored--current
     portion............       121                                     121
    Materials and
     supplies...........        28                                      28
  Unrecovered gas
   costs................        35           (35)(H/3/)                  0
  Deferred income
   taxes--current.......        22           (22)(H/3/)                  0
  Prepayments and other
   current assets.......       259            57 (H/3/)                316
                            ------         -----                    ------
    Total current
     assets.............     1,162            16                     1,178
                            ------         -----                    ------
REGULATORY AND OTHER
 ASSETS
  Other investments.....       302                                     302
  Regulatory assets.....                     224 (H/4/)                224
  Deferred charges and
   other assets.........       459          (224)(H/4/)                235
                            ------         -----                    ------
    Total regulatory and
     other assets.......       761            --                       761
                            ------         -----                    ------
      TOTAL ASSETS......    $6,362         $  18                    $6,380
                            ======         =====                    ======

   See Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial
                                  Statements.

                        Consolidated Natural Gas Company

                       Unaudited Reclassifying Condensed
                           Consolidated Balance Sheet

                               December 31, 1998

                                                CNG
                                  CNG (As  (Reclassifying             CNG (As
    STOCKHOLDERS' EQUITY AND     Reported)    Entries)             Reclassified)
          LIABILITIES            --------- --------------          -------------
                                             (in millions)
CAPITALIZATION
Common stockholders' equity
  Common Stock..................  $  264       $ (26)(H/6/)           $  238
  Capital in excess of par......     572                                 572
  Retained earnings.............   1,591           6 (H/5/)(H/9/)      1,597
  Accumulated other
   comprehensive income.........                  (7)(H/9/)               (7)
  Treasury stock................     (26)         26 (H/6/)               --
  Unearned compensation.........      (1)          1 (H/5/)               --
                                  ------       -----                  ------
    Total common stockholders
     equity.....................   2,400          --                   2,400
Long-term debt..................   1,380                               1,380
                                  ------       -----                  ------
    Total capitalization........   3,780          --                   3,780
                                  ------       -----                  ------

CURRENT LIABILITIES
  Current maturities on long-
   term debt....................     111                                 111
  Commercial paper..............     559                                 559
  Accounts payable..............     424          65 (H/7/)(H/1/)        489
  Estimated rate contingencies..      78         (78)(H/8/)                0
  Accounts payable to
   customers....................      48         (48)(H/7/)                0
  Taxes accrued.................     123        (123)(H/8/)                0
  Dividends declared............      46         (46)(H/8/)                0
  Other current liabilities.....     155         248 (H/8/)(H/1/)        403
                                  ------       -----                  ------
    Total liabilities...........   1,544          18                   1,562
                                  ------       -----                  ------
DEFERRED CREDITS
  Deferred income taxes.........     781                                 781
  Accumulated deferred
   investment tax credits.......      24                                  24
  Deferred credits and other
   liabilities..................     233                                 233
                                  ------       -----                  ------
    Total deferred credits......   1,038          --                   1,038
                                  ------       -----                  ------
    TOTAL STOCKHOLDERS' EQUITY
     AND LIABILITIES............  $6,362       $  18                  $6,380
                                  ======       =====                  ======

   See Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial
                                  Statements.

                     Notes to Unaudited Pro Forma Combined

                            Condensed Consolidated
                             Financial Statements

A. There were no material intercompany transactions between Dominion Resources, including its subsidiaries, and CNG, including its subsidiaries, during the periods presented.

Proforma Adjustments:

B. Dominion Resources' policy is to record revenues from its commodity trading activities net of related costs of sales. This adjustment conforms CNG's trading activities to reflect this policy.

C. Dominion Resources uses the successful efforts method to account for its oil and gas activities. CNG utilizes the full cost method of accounting for its oil and gas operations. The pro forma statements reflect Dominion Resources' change from the successful efforts method to the full cost method which resulted in a $11 million, $9 million, and $8 million increase in earnings in the income statement for the years ended December 31, 1998, 1997, and 1996, respectively, and a $7 million increase in total assets in the balance sheet.

D. The unaudited pro forma combined condensed consolidated financial statements reflect the conversion of each outstanding share of CNG common stock into 1.52 shares of Dominion Resources common stock, as provided in the merger agreement, and are presented as if the companies were combined during all periods included therein. The combined authorized shares reflect the number of shares which would be authorized assuming the share issuance proposed herein had been approved on December 31, 1998.

   The pro forma statements also reflect the Stock Out of all outstanding CNG stock options and performance shares, estimated to be $100 million (pre-tax) based on a fair value model.

E. The pro forma average number of outstanding shares of Dominion Resources common stock was calculated by multiplying the average number of outstanding shares of CNG common stock during the year by the exchange ratio of 1.52 and adding the result to the average number of outstanding shares of Dominion Resources common stock during the year.

F. The pro forma adjustment to common stock and paid-in capital represents the effects of recording the merger as of the balance sheet date using the pooling of interests method of accounting whereby the common stock and paid-in capital amounts are adjusted to reflect the difference in par value of Dominion Resources common stock without par value compared with CNG common stock with a $2.75 par value and the exchange ratio of 1.52 shares of Dominion Resources common stock for each share of CNG common stock.

G. The companies expect to record a charge in 1999 to cover the direct costs of the merger (including fees of financial advisors, legal counsel and independent auditors), the cost associated with employment agreements, and the costs associated with merger integration. The direct costs of the merger are estimated to be $24 million, net of applicable income taxes, and has been charged to retained earnings in the Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet as if they had been incurred as of December 31, 1998 and will be charged against income. These charges were not considered in the pro forma combined condensed statements of income. The estimated charges and nature of costs included therein are subject to change, as more accurate estimates become available.

   The pro forma financial statements do not reflect the non-recurring costs and expenses associated with integrating the operations of the two companies, nor any of the anticipated recurring expense savings arising from the integration. Costs of integration will result in significant non-recurring charges to the combined results of operations after consummation of the merger; however, the actual amount of such charges cannot be determined until the transition plan relating to the integration of operations is completed.

H. Reclassifying Entries:

   The CNG unaudited reclassifying condensed consolidated financial statements reflect the reclassifying entries necessary to adjust CNG's condensed consolidated balance sheet and income statement presentations to be consistent with the presentation expected to be used by Dominion Resources after the merger is completed. The following describes such reclassifying entries:

  (1) To reclassify discontinued operations
  (2) To reclassify accounts receivable
  (3) To reclassify other current assets
  (4) To reclassify regulatory assets
  (5) To reclassify unearned compensation
  (6) To reclassify treasury stock
  (7) To reclassify accounts payable to customers
  (8) To reclassify other current liabilities
  (9) To reclassify other comprehensive income

I. Pursuant to the terms of CNG's stock incentive plans, holders of vested options and awards are granted limited stock appreciation rights upon a change of control. For a period of 60 days subsequent to the change of control, the employee may elect to receive shares of CNG stock in exchange for vested options or awards. The number of shares received would be based on the formula included in the associated plans, which considers the option price, award value, and CNG stock price during the 30-day period prior to the change of control.

  CNG will incur charges to compensation expense in 1999 resulting from the exercise of the rights whether or not the merger is consummated. The amount of the charge will be determined based on the value of the shares per the formula, the option price or value of the award exchanged, and the number of rights exercised. It is not possible to estimate the likelihood that such rights will be exercised or to estimate the CNG stock price during the period. Therefore, no adjustments have been included in the accompanying pro forma combined condensed consolidated financial statements. However, based on the current equivalent per share price for CNG shares and assuming that all employees exercised their rights during the 60 day period, the total charge to compensation expense would be approximately $60 million.

J. The estimated provision for income taxes related to the pro forma adjustments are based on an assumed combined federal and state income tax rate of 40%.

                                 LEGAL MATTERS

  The legality of the Dominion Resources shares being offered hereby is being passed upon for Dominion Resources by James F. Stutts, Esquire, its Vice President and General Counsel.

                                    EXPERTS

  The financial statements of Dominion Resources, Inc. and subsidiaries as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 incorporated by reference in this joint proxy statement/prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

  The consolidated financial statements of Consolidated Natural Gas Company and its subsidiaries incorporated in this joint proxy statement/prospectus by reference to the Annual Report on Form 10-K of Consolidated Natural Gas Company for the year ended December 31, 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

  The estimates of gas and oil reserves included in the aforesaid Annual Report on Form 10-K of Consolidated Natural Gas Company for the year ended December 31, 1998 are incorporated in this joint proxy statement/prospectus by reference thereto in reliance upon the report of Ralph E. Davis Associates, Inc., independent geologists, as experts.

                      SUBMISSION OF SHAREHOLDER PROPOSALS

  Dominion Resources shareholders must follow certain advance notice procedures in order to submit a shareholder proposal. For the proposal to be considered at the 2000 Annual Meeting, it must be in writing and received by the Corporate Secretary by January 15, 2000. For the proposal to be included in the Dominion Resources 2000 proxy statement, the Corporate Secretary must receive it no later than December 15, 1999. Dominion Resources plans to hold its 2000 Annual Meeting on April 21, 2000. Proposals should be sent to the Corporate Secretary, Dominion Resources, Inc., 120 Tredegar Street, Richmond, Virginia 23219.

  In order for proposals of CNG shareholders intended to be presented at the annual meeting of shareholders to be held Tuesday, April 11, 2000 (if the merger is not consummated prior to such time) and to be considered for inclusion in the CNG proxy statement and form of proxy relating to that meeting, such proposals must be received by CNG on or before November 3, 1999. The CNG Corporate Secretary must be notified on or before January 19, 2000 of any shareholder proposal intended to be submitted to the 2000 Annual Meeting but not included in CNG's proxy materials for that meeting. Proposals should be sent to the Corporate Secretary, Consolidated Natural Gas Company, CNG Tower, 625 Liberty Avenue, Pittsburgh, Pennsylvania 15222-3199.

  If Dominion Resources and CNG shareholders do not provide the proper notice described above, the Chairman of their meeting may exclude the matter, and it will not be acted upon at the meeting. If the Chairman does not exclude the matter, the proxies may vote in the manner they believe is appropriate, as the Securities and Exchange Commission's rules allow.

                      WHERE YOU CAN FIND MORE INFORMATION

  Dominion Resources and CNG file annual, quarterly and special reports, proxy statements and other information with the SEC. SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document filed at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

  The SEC allows companies to "incorporate by reference" the information filed with them, which means that important information can be disclosed to you by referring to those documents. The information incorporated by reference is an important part of this joint proxy statement/prospectus, and information that is filed by the companies later with the Securities and Exchange Commission will automatically update and supersede this information. The documents listed below and any future filings made with the SEC under Sections 13(a), 14 or 15(d) of the Securities Exchange Act of 1934 are incorporated by reference.

  Filed by Dominion Resources:

    Form 8-K filed March 29, 1999
    Form 10-K filed March 1, 1999
    Form 8-B (Item 4) dated April 29,
    1983 (Description of Dominion
    Resources common stock)

  Filed by CNG:

    Form 10-K filed March 15, 1999
    Form 8-K filed March 1, 1999

  You may request a copy of these filings at no cost, by writing or telephoning the respective companies at the following address:

    Corporate Secretary
    Dominion Resources, Inc.
    120 Tredegar Street
    Richmond, Virginia 23219
    (804) 819-2000

    Corporate Secretary
    Consolidated National Gas Company
    625 Liberty Avenue
    Pittsburgh, Pennsylvania 15222-3199
    (412) 690-1000

  You should rely on the information incorporated by reference or provided in this joint proxy statement/prospectus or any prospectus supplement. No one else is authorized to provide you with different information. No offer is being made of these securities in any state where the offer is not permitted. You should not assume that the information in this joint proxy statement/prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                                                                         Annex A

                              Amended and Restated

                               AGREEMENT AND PLAN
                                   OF MERGER

                                 by and between

                            DOMINION RESOURCES, INC.

                                      and

                        CONSOLIDATED NATURAL GAS COMPANY

                           Dated as of March 31, 1999

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----

                                   ARTICLE I

 The Merger..............................................................   1
 Section 1.1  The Merger................................................    1
 Section 1.2  The Alternative Merger....................................    2
 Section 1.3  Effective Time of the Merger..............................    2

                                   ARTICLE II

 Treatment of Shares.....................................................   2
 Section 2.1  Effect of Merger on Capital Stock.........................    2
 Section 2.2  Exchange of Common Stock Certificates.....................    2

                                  ARTICLE III

 The Closing.............................................................   4
 Section 3.1  Closing...................................................    4

                                   ARTICLE IV

 Representations and Warranties of DRI...................................   4
 Section 4.1  Organization and Qualification............................    4
 Section 4.2  Subsidiaries..............................................    5
 Section 4.3  Capitalization............................................    5
              Authority; Non-Contravention; Statutory Approvals;
 Section 4.4   Compliance...............................................    5
 Section 4.5  Reports and Financial Statements..........................    6
 Section 4.6  Absence of Certain Changes or Events......................    7
 Section 4.7  Registration Statement and Proxy Statement................    7
 Section 4.8  Employee Matters; ERISA...................................    7
 Section 4.9  Regulation as a Utility...................................    8
 Section 4.10 Vote Required.............................................    8
 Section 4.11 Accounting Matters........................................    8
 Section 4.12 Opinion of Financial Advisor..............................    8
 Section 4.13 Ownership of CNG Common Stock.............................    8
 Section 4.14 Anti-Takeover Provisions..................................    8
 Section 4.15 Nuclear Operations........................................    8
 Section 4.16 NRC Actions...............................................    8
 Section 4.17 Environmental Protection..................................    9
 Section 4.18 Trading Position Risk Management..........................    9
 Section 4.19 Litigation................................................    9
 Section 4.20 Dividends.................................................    9
 Section 4.21 Merger Sub................................................    9

                                   ARTICLE V

 Representations and Warranties of CNG...................................   9
 Section 5.1  Organization and Qualification............................   10
 Section 5.2  Subsidiaries..............................................   10
 Section 5.3  Capitalization............................................   10

                                                                          Page
                                                                          ----
              Authority; Non-Contravention; Statutory Approvals;
 Section 5.4   Compliance...............................................   10
 Section 5.5  Reports and Financial Statements..........................   11
 Section 5.6  Absence of Certain Changes or Events......................   11
 Section 5.7  Registration Statement and Proxy Statement................   12
 Section 5.8  Employee Matters; ERISA...................................   12
 Section 5.9  Regulation as a Utility...................................   12
 Section 5.10 Vote Required.............................................   12
 Section 5.11 Accounting Matters........................................   13
 Section 5.12 Opinion of Financial Advisor..............................   13
 Section 5.13 Ownership of DRI Common Stock.............................   13
 Section 5.14 CNG Rights Agreement......................................   13
 Section 5.15 Anti-Takeover Provisions..................................   13
 Section 5.16 Environmental Protection..................................   13
 Section 5.17 Trading Position Risk Management..........................   13
 Section 5.18 Litigation................................................   13

                                   ARTICLE VI

 Conduct of Business Pending the Merger..................................  14
 Section 6.1  Ordinary Course of Business...............................   14
 Section 6.2  Dividends.................................................   14
 Section 6.3  Issuance of Securities....................................   14
 Section 6.4  Charter Documents.........................................   15
 Section 6.5  Acquisitions..............................................   15
 Section 6.6  No Dispositions...........................................   15
 Section 6.7  Indebtedness..............................................   15
 Section 6.8  Capital Expenditures......................................   15
 Section 6.9  Compensation, Benefits....................................   16
 Section 6.10 1935 Act..................................................   16
 Section 6.11 Accounting................................................   16
 Section 6.12 Pooling...................................................   16
 Section 6.13 Tax-Free Status...........................................   16
 Section 6.14 Discharge of Liabilities..................................   16
 Section 6.15 Cooperation, Notification.................................   16
 Section 6.16 Rate Matters..............................................   16
 Section 6.17 Third-Party Consents......................................   17
 Section 6.18 No Breach, Etc............................................   17
 Section 6.19 Tax-Exempt Status.........................................   17
 Section 6.20 Transition Management.....................................   17
 Section 6.21 Insurance.................................................   17
 Section 6.22 Permits...................................................   17

                                  ARTICLE VII

 Additional Agreements...................................................  17
 Section 7.1  Access to Information.....................................   17
 Section 7.2  Joint Proxy Statement and Registration Statement..........   18
 Section 7.3  Regulatory Matters........................................   18
 Section 7.4  Shareholder Approvals.....................................   19
 Section 7.5  Directors' and Officers' Indemnification..................   19

                                                                           Page
                                                                           ----
 Section 7.6  Disclosure Schedules......................................    20
 Section 7.7  Public Announcements......................................    21
 Section 7.8  Rule 145 Affiliates.......................................    21
 Section 7.9  Certain Employee Agreements...............................    21
 Section 7.10 Incentive, Stock and Other Plans..........................    21
 Section 7.11 No Solicitations..........................................    22
 Section 7.12 DRI Board of Directors....................................    22
 Section 7.13 Corporate Offices.........................................    23
 Section 7.14 Expenses..................................................    23
 Section 7.15 Community Support.........................................    23
 Section 7.16 Further Assurances........................................    23

                                  ARTICLE VIII

 Conditions..............................................................   23
              Conditions to Each Party's Obligation to Effect the
 Section 8.1   Merger...................................................    23
 Section 8.2  Conditions to Obligation of CNG to Effect the Merger......    24
 Section 8.3  Conditions to Obligation of DRI to Effect the Merger......    25

                                   ARTICLE IX

 Termination, Amendment and Waiver.......................................   25
 Section 9.1  Termination...............................................    25
 Section 9.2  Effect of Termination.....................................    27
 Section 9.3  Termination Fee; Expenses.................................    27
 Section 9.4  Amendment.................................................    28
 Section 9.5  Waiver....................................................    28

                                   ARTICLE X

 General Provisions......................................................   29
              Non-Survival of Representations, Warranties, Covenants and
 Section 10.1  Agreements...............................................    29
 Section 10.2 Brokers...................................................    29
 Section 10.3 Notices...................................................    29
 Section 10.4 Miscellaneous.............................................    30
 Section 10.5 Interpretation............................................    30
 Section 10.6 Counterparts; Effect......................................    30
 Section 10.7 Parties in Interest.......................................    30
 Section 10.8 Specific Performance......................................    30
 Section 10.9 Waiver of Jury Trial......................................    30

                             AMENDED AND RESTATED
                         AGREEMENT AND PLAN OF MERGER

  AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER, dated as of March 31, 1999 (this "Agreement"), by and between DOMINION RESOURCES, INC., a corporation organized under the laws of the Commonwealth of Virginia ("DRI"), and CONSOLIDATED NATURAL GAS COMPANY, a corporation formed under the laws of the State of Delaware ("CNG").

  WHEREAS, the respective Boards of Directors of DRI and CNG have approved the business combination of DRI and CNG provided for in this Agreement pursuant to which either (a) a wholly-owned, newly formed subsidiary of DRI will merge with and into CNG, with CNG being the surviving entity, as a result of which DRI will own all of the issued and outstanding stock of CNG (the "Merger") or
(b) at the election of DRI, after consultation with CNG, CNG will merge with and into DRI, with DRI being the surviving entity (the "Alternative Merger", each such business combination being hereinafter referred to as the Merger unless the context requires otherwise), in each case, pursuant to the terms and conditions of this Agreement;

  WHEREAS, for accounting purposes, it is intended that the Merger will be accounted for as a pooling of interests in accordance with generally accepted accounting principles ("GAAP") and applicable regulations of the Securities and Exchange Commission (the "SEC");

  WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a transaction described in Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that the shareholders of CNG will not recognize any gain or loss as a result thereof, except with respect to any cash received in lieu of fractional shares; and

  NOW THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

                                   ARTICLE I

                                  The Merger

  Section 1.1 The Merger.

    (a) Formation of the Merger Subsidiary. To effectuate the transactions contemplated herein, upon receipt of any required approvals, DRI shall cause the organization of DRI Merger Corp., a corporation organized under the laws of the State of Delaware ("Merger Sub"), the certificate of incorporation and bylaws of which shall be in such forms as shall be determined by DRI and the authorized capital stock of which shall initially consist of 100 shares of common stock with no par value, which shall be issued to DRI at a price of $1.00 per share.

    (b) Certain Other Actions. In connection with the organization of the Merger Sub, as soon as practicable following the creation of the Merger Sub, DRI shall: (a) designate the respective directors and officers of the Merger Sub, (b) cause the directors and officers of the Merger Sub to take such steps as may be necessary or appropriate to complete the organization of the Merger Sub, (c) cause the Agreement to be approved and executed by the Merger Sub, (d) adopt (as sole shareholder of the Merger Sub) the Agreement, and (e) cause the Merger Sub to perform its obligations under the Agreement. Upon the approval and execution of this Agreement by the Merger Sub as described in the preceding sentence, the Merger Sub will become a party to this Agreement.

    (c) The Merger. Pursuant to the terms and subject to the conditions of the Agreement, at the Effective Time (as defined in Section 1.3), the Merger Sub shall be merged into CNG in accordance with the laws of the State of Delaware. CNG shall be the surviving corporation in the Merger and shall continue its existence under the laws of the State of Delaware. As a result of the Merger, CNG shall become a wholly-owned subsidiary of DRI. The effects and consequences of the Merger shall be as set forth in this Agreement and Section 259 of the Delaware General Corporation Law (the "DGCL").

  Section 1.2 The Alternative Merger. (a) At the election of DRI, after consultation with CNG, in lieu of the Merger described in Section 1.1 and pursuant to the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Section 1.3), CNG shall be merged into DRI in accordance with the laws of the Commonwealth of Virginia and the State of Delaware. DRI shall be the surviving corporation in the Merger and shall continue its existence under the laws of the Commonwealth of Virginia. The effects and consequences of the Merger shall be as set forth in this Agreement and in Section 13.1-721 of the Virginia Stock Corporation Act (the "VSCA").

  Section 1.3 Effective Time of the Merger. (a) In the event that DRI and CNG enter into the Merger pursuant to Section 1.1, a certificate of merger with respect to the Merger, in form acceptable to DRI and CNG, shall be executed and filed with the Secretary of State of the State of Delaware pursuant to
Section 251 of the DGCL.

  (b) In the event that DRI and CNG enter into the Alternative Merger pursuant to Section 1.2, on the Closing Date (as defined in Section 3.1), articles of merger with respect to the Alternative Merger, in form acceptable to DRI and CNG, shall be executed and filed with the State Corporation Commission of the Commonwealth of Virginia pursuant to Section 13.1-720 of the VSCA and a certificate of merger, in form acceptable to DRI and CNG, shall be executed and filed with the Secretary of State of Delaware pursuant to Section 252 of the Delaware General Corporation Law.

  (c) The Merger shall become effective at the time that DRI and CNG shall agree as specified in either (i) the certificate of merger filed pursuant to
Section 1.3(a) in the event that DRI and CNG enter into the Merger, or (ii) the articles of merger and certificate of merger filed pursuant to Section 1.3(b) in the event that DRI and CNG enter into the Alternative Merger (either such time being hereinafter called the "Effective Time").

                                  ARTICLE II

                              Treatment of Shares

  Section 2.1 Effect of Merger on Capital Stock. At the Effective Time, by virtue of the Merger or the Alternative Merger and without any action on the part of any holder of any capital stock of DRI, CNG or the Merger Sub, in the event of the Merger, or any capital stock of DRI or CNG, in the event of the Alternative Merger:

    (a) Cancellation of Certain CNG Common Stock. Each share of CNG common stock, par value $2.75 per share ("CNG Common Stock"), together with any CNG Rights (as defined in Section 5.14) that are owned by CNG, DRI or any of their subsidiaries (as defined in Section 4.1), shall be cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor.

    (b) Conversion of CNG Common Stock. Each share of CNG Common Stock issued and outstanding immediately prior to the Effective Time (other than shares cancelled pursuant to Section 2.1(a)) shall be converted into the right to receive 1.52 share(s) (the "Conversion Ratio") of duly authorized, validly issued, fully paid and nonassessable DRI common stock, no par value ("DRI Common Stock"). Upon such conversion, each holder of any shares of CNG Common Stock (whether held in book entry or certificated form) shall cease to have any rights with respect thereto, except the right to receive the shares of DRI Common Stock to be issued in consideration therefor (and cash in lieu of fractional shares pursuant to Section 2.2(d)) upon the conversion of such CNG Common Stock in accordance with Section 2.2.

    (c) DRI Common Stock to Remain Outstanding. Each share of DRI Common Stock issued and outstanding immediately prior to the Effective Time shall remain outstanding following the Effective Time.

    (d) Conversion of Merger Sub Shares in the Merger. In the event that DRI and CNG enter into the Merger pursuant to Section 1.1, each share of Merger Sub common stock, no par value, shall be converted into the right to receive one share of CNG Common Stock.

  Section 2.2 Exchange of Common Stock Certificates.

  (a) Deposit with Exchange Agent. As soon as practicable after the Effective Time, DRI shall deposit with a bank, trust company or other agent selected by DRI (the "Exchange Agent") certificates representing shares of DRI Common Stock required to effect the conversion of CNG Common Stock into DRI Common Stock as provided in Section 2.1(b).

  (b) Exchange Procedures. As soon as practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates ("Certificate") which immediately prior to the Effective Time represented issued and outstanding shares of CNG Common Stock ("CNG Shares"),
(i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon actual delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the exchange of Certificates for certificates representing shares of DRI Common Stock ("DRI Shares") or for effecting the exchange of Certificates for DRI Shares to be held in book entry form. As soon as practicable after the Effective Time, the Exchange Agent shall also mail to each holder of record of CNG Shares held in book entry form ("Book Entry Shares") instructions for use in effecting the conversion of said Book Entry Shares into DRI Shares. Upon delivery of a Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as the Exchange Agent shall require, or, in the case of Book Entry Shares, compliance with the instructions for conversion thereof, the holder of such Certificate or Book Entry Shares shall be entitled to receive in exchange therefor that number of whole DRI Shares and the amount of cash in lieu of fractional share interests (pursuant to Section 2.2(d)) which such holder has the right to receive pursuant to the provisions of this Article II. In the event of a transfer of ownership of CNG Shares which is not registered in the transfer records of CNG, the proper number of DRI Shares will be issued to a transferee if, in addition to the other requirements for conversion, the Exchange Agent receives all documents required to evidence and effect such transfer and evidence satisfactory to the Exchange Agent that any applicable stock transfer taxes have been paid. Until delivered as contemplated by this Section 2.2, each Certificate, and until converted as contemplated by this Section 2.2, all Book Entry Shares, shall be deemed at any time after the Effective Time to represent only the right to receive DRI Shares and cash in lieu of any fractional shares of DRI Common Stock as contemplated by this Section 2.2.

  (c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made after the Effective Time with respect to DRI Shares with a record date after the Effective Time shall be paid to the holder of any undelivered Certificate or unconverted Book Entry Shares with respect to the DRI Shares represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.2(d), until the holder of record of such Certificate or unconverted Book Entry Shares (or a transferee as described in Section 2.2(b)) shall have delivered such Certificate or effected the conversion of such Book Entry Shares as contemplated in Section 2.2(b). Subject to the effect of unclaimed property, escheat and other applicable laws, following delivery of any such Certificate or conversion of any such Book Entry Shares, there shall be paid to the record holder (or transferee) of the whole DRI Shares issued in exchange or conversion therefor, without interest, (i) at the time of such delivery, the amount of any cash payable in lieu of a fractional share of DRI Common Stock to which such holder (or transferee) is entitled pursuant to Section 2.2(d) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole DRI Shares and
(ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to delivery or conversion and a payment date subsequent to delivery or conversion payable with respect to such whole DRI Shares, as the case may be.

  (d) No Fractional Shares. (i) No certificates or scrip representing fractional shares of DRI Common Stock shall be issued upon the exchange of Certificates or conversion of Book Entry Shares, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of DRI. All holders of CNG Common Stock who would otherwise be entitled to receive a fractional share of DRI Common Stock shall receive, in lieu thereof upon exchange or conversion of its CNG Shares, an amount of cash determined by multiplying the fraction of a share of DRI Common Stock to which such shareholder would otherwise be entitled by the closing sales price of DRI Common Stock as reported under "NYSE Composite Transition Reports," in The Wall Street Journal on the trading day immediately prior to the Effective Time. From time to time, DRI shall, subject to Section 2.2(f) hereof, deliver to the Exchange Agent cash in such amounts as shall be necessary to pay to the holders of CNG Shares cash in lieu of fractional shares of DRI Common Stock.

  (e) Closing of Transfer Books. From and after the Effective Time, the stock transfer books of CNG with respect to shares of CNG Common Stock issued and outstanding prior to the Effective Time shall be closed and no transfer of any such shares shall thereafter be made. If, after the Effective Time, Certificates are presented to DRI, they shall be cancelled and exchanged for certificates representing the appropriate number of whole DRI Shares and cash in lieu of fractional shares of DRI Common Stock as provided in this Section 2.2.

  (f) Termination of Exchange Agent. Any certificates representing DRI Shares deposited with the Exchange Agent pursuant to Section 2.2(a) and not exchanged or converted within six (6) months after the Effective Time pursuant to this
Section 2.2 shall be returned by the Exchange Agent to DRI, which shall thereafter act as Exchange Agent. All funds held by the Exchange Agent for payment to the holders of undelivered Certificates or unconverted Book Entry Shares and unclaimed at the end of six (6) months from the Effective Time shall be remitted to DRI, after which time any holder of undelivered Certificates or unconverted Book Entry Shares shall look as a general creditor only to DRI for payment of such funds which may be due to such holder, subject to applicable law. DRI shall not be liable to any person for such shares or funds delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

                                  ARTICLE III

                                  The Closing

  Section 3.1 Closing. The closing (the "Closing") of the Merger shall take place at the offices of LeBoeuf, Lamb, Greene & MacRae, L.L.P., 125 West 55th Street, New York, New York 10019-5389, or such other place as may be mutually agreed upon by the parties hereto at 10:00 A.M., local time, on the second business day immediately following the date on which the last of the conditions set forth in Article VIII is fulfilled or waived, or at such other time and date as CNG and DRI shall mutually agree (the "Closing Date").

                                  ARTICLE IV

                     Representations and Warranties of DRI

  Except as disclosed in the DRI SEC Reports (as defined in Section 4.5) filed prior to the date hereof or as set forth on the Disclosure Schedule delivered by DRI to CNG prior to the execution of this Agreement (the "DRI Disclosure Schedule"), DRI represents and warrants to CNG as follows:

  Section 4.1 Organization and Qualification. DRI and each of its Significant Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, has all requisite corporate power and authority, to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its assets and properties makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified and in good standing will not, when taken together with all other such failures, have a material adverse effect on the business, operations, properties, assets, condition (financial or otherwise), prospects or results of operations of DRI and its subsidiaries taken as a whole or on the consummation of this Agreement (any such material adverse effect being hereinafter referred to as a "DRI Material Adverse Effect"). True, accurate and complete copies of the articles of incorporation and bylaws of DRI, as in effect on the date hereof, have been delivered to CNG. As used in this Agreement, the term "subsidiary" with respect to any person shall mean any corporation or other entity (including partnerships and other business associations) in which such person directly or indirectly owns outstanding capital stock or other voting securities having the power, under ordinary circumstances, to elect a majority of the directors or similar members of the governing body of such corporation or other entity, or otherwise to direct the management and policies of such corporation or other entity. As used in this Agreement, a "Significant Subsidiary" means any subsidiary of DRI or CNG, as the case may be, that constitutes a "significant subsidiary" of such party within the meaning of Rule 1-02 of Regulation S-X of the SEC.

  Section 4.2 Subsidiaries. Exhibit 21 to the Annual Report of DRI on Form 10-K for the fiscal year ended December 31, 1997 includes all subsidiaries of DRI which as of the date of this Agreement are Significant Subsidiaries. All the outstanding shares of capital stock of, or other equity interests in, each such Significant Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable and are owned directly or indirectly by DRI, free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever (collectively, "Liens"). None of the subsidiaries of DRI is a "public utility company", a "holding company", a "subsidiary company" or an "affiliate" of any public utility company within the meaning of the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"). There are no outstanding subscriptions, options, calls, contracts, voting trusts, proxies or other commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement, obligating any Significant Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of its capital stock or obligating it to grant, extend or enter into any such agreement or commitment. As used in this Agreement, the term "joint venture" with respect to any person shall mean any corporation or other entity (including partnerships and other business associations and joint ventures) in which such person or one or more of its subsidiaries owns an equity interest that is less than a majority of any class of the outstanding voting securities or equity, other than equity interests held for passive investment purposes that are less than 5% of any class of the outstanding voting securities or equity.

  Section 4.3 Capitalization. The authorized capital stock of DRI consists of 300,000,000 shares of DRI Common Stock and 20,000,000 shares of preferred stock. As of the close of business on January 31, 1999, 193,962,097 shares of DRI Common Stock and no shares of preferred stock were issued and outstanding. All of the issued and outstanding shares of the capital stock of DRI are validly issued, fully paid, nonassessable and free of preemptive rights. As of the date hereof, there are no outstanding subscriptions, options, calls, contracts, voting trusts, proxies or other commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement, obligating DRI or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of the capital stock or other voting securities of DRI or obligating DRI or any of its subsidiaries to grant, extend or enter into any such agreement or commitment.

  Section 4.4 Authority; Non-Contravention; Statutory Approvals; Compliance.

  (a) Authority. DRI has all requisite power and authority to enter into this Agreement and, subject to the DRI Shareholders' Approval (as defined in Section 4.10) and the DRI Required Statutory Approvals (as defined in Section 4.4(c)), to consummate the transactions contemplated hereby. The Board of Directors of DRI has (a) determined that the Merger is fair and in the best interest of DRI and its shareholders, (b) approved and adopted this Agreement, and (c) resolved to recommend to the holders of DRI Common Stock that they give the DRI Shareholders' Approval. The execution and delivery of this Agreement and the consummation by DRI of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of DRI, subject to obtaining the DRI Shareholders' Approval. This Agreement has been duly and validly executed and delivered by DRI and, assuming the due authorization, execution and delivery of this Agreement by CNG, constitutes the legal, valid and binding obligation of DRI enforceable against DRI in accordance with its terms.

  (b) Non-Contravention. The execution and delivery of this Agreement by DRI do not and the consummation of the transactions contemplated hereby will not, violate, conflict with or result in a breach of any provision of, or constitute a default (with or without notice or lapse of time or both) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination, cancellation or acceleration of any material obligation under or the loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets (any such violation, conflict, breach, default, right of termination, cancellation or acceleration, loss or creation being hereinafter referred to as a "Violation") by DRI or any of its Significant Subsidiaries under any provisions of (i) the articles of incorporation, bylaws or similar governing documents of DRI or any of its Significant Subsidiaries, (ii) subject to obtaining the DRI Required Statutory Approvals and the receipt of the DRI Shareholders' Approval, any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any court, governmental or regulatory body (including a stock exchange or other self-regulatory body) or authority, domestic or foreign (each, a "Governmental Authority") applicable to DRI or any of its Significant Subsidiaries or any of their respective properties or assets, or (iii) subject to obtaining the third-party consents or other approvals set forth in Section 4.4(b) of the DRI Disclosure Schedule (the "DRI Required Consents"), any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind to which DRI or any of its Significant Subsidiaries is now a party or by which any of them or any of their respective properties or assets may be bound or affected, excluding from the foregoing clauses (ii) and (iii) such Violations as would not have, individually or in the aggregate, a DRI Material Adverse Effect.

  (c) Statutory Approvals. No declaration, filing or registration with, or notice to or authorization, consent, finding by or approval of, any Governmental Authority is necessary for the execution and delivery of this Agreement by DRI or the consummation by DRI of the transactions contemplated hereby, which, if not obtained, made or given, would have, individually or in the aggregate, a DRI Material Adverse Effect (the "DRI Required Statutory Approvals"), it being understood that references in this Agreement to "obtaining" such DRI Required Statutory Approvals shall mean making such declarations, filings or registrations; giving such notice; obtaining such consents or approvals; and having such waiting periods expire as are necessary to avoid a violation of law.

  (d) Compliance. Neither DRI nor any of its subsidiaries nor, to the best knowledge of DRI, any of its joint ventures, is in violation of or under investigation with respect to, or has been given notice or been charged with any violation of, any law, statute, order, rule, regulation, ordinance or judgment (including, without limitation, any "Environmental Laws") of any Governmental Authority, except for violations that, individually or in the aggregate, do not have, and, to the best knowledge of DRI, are not reasonably likely to have, a DRI Material Adverse Effect. DRI, its subsidiaries and, to the best knowledge of DRI, its joint ventures have all permits, licenses, franchises and other governmental authorizations, consents and approvals necessary to conduct their respective businesses as currently conducted (collectively, "Permits"), except those Permits the failure to obtain which would not have, individually or in the aggregate, a DRI Material Adverse Effect. As used in this Agreement, the term "Environmental Laws" means any law, statute, order, rule, regulation, ordinance or judgment relating to pollution or protection of human health or the environment (including, without limitation, ambient air, indoor air, surface water, ground water, land surface or subsurface strata and natural resources) including, without limitation, those relating to the release or threatened release of Hazardous Materials or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials. As used in this Agreement, the term "Hazardous Materials" means chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, materials or constituents, petroleum or petroleum products or any other substances or materials subject to regulation under Environmental Laws.

  Section 4.5 Reports and Financial Statements. The filings required to be made by DRI and its subsidiaries since January 1, 1996 under the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Federal Power Act (the "Power Act"), the Atomic Energy Act of 1954, as amended (the "Atomic Energy Act"), the 1935 Act and applicable state laws and regulations have been filed with the SEC, the Federal Energy Regulatory Commission (the "FERC"), the Nuclear Regulatory Commission (the "NRC") or the applicable state regulatory authorities, as the case may be, including all forms, statements, reports, agreements (oral or written) and all documents, exhibits, amendments and supplements appertaining thereto, and complied in all material respects with all applicable requirements of the appropriate act and the rules and regulations thereunder. DRI has made available to CNG a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by DRI with the SEC under the Securities Act and the Exchange Act since January 1, 1996 and through the date hereof (as such documents have since the time of their filing been amended, the "DRI SEC Reports"). The DRI SEC Reports, including without limitation any financial statements or schedules included therein, at the time filed, and any forms, reports or other documents filed by DRI with the SEC after the date hereof, did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim financial statements of DRI included in the DRI SEC Reports (collectively, the "DRI Financial Statements") have been prepared, and will be prepared, in accordance with GAAP (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q under the Exchange Act) and fairly present the consolidated financial position of DRI as of the respective dates thereof or the consolidated results of operations and cash flows for the respective periods then ended, as the case may be, subject, in the case of the unaudited interim financial statements, to normal, recurring audit adjustments.

  Section 4.6 Absence of Certain Changes or Events. From September 30, 1998 through the date hereof, each of DRI and each of its subsidiaries has conducted its business only in the ordinary course of business consistent with past practice and no event has occurred which has had, and no fact or condition exists that would have or, to the best knowledge of DRI, is reasonably likely to have, a DRI Material Adverse Effect.

  Section 4.7 Registration Statement and Proxy Statement. None of the information supplied or to be supplied by or on behalf of DRI for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by DRI in connection with the issuance of shares of DRI Common Stock in the Merger (the "Registration Statement") will, at the time the Registration Statement becomes effective under the Securities Act, and as the same may be amended, at the effective time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the joint proxy in definitive form, relating to the meetings of the shareholders of CNG and DRI to be held in connection with the Merger and the prospectus relating to DRI Common Stock to be issued in the Merger (the "Joint Proxy Statement/Prospectus") will at the date such Joint Proxy Statement/Prospectus is mailed to such shareholders and, as the same may be amended or supplemented, at the times of such meetings, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Registration Statement and the Joint Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder.

  Section 4.8 Employee Matters; ERISA.

  (a) Each "employee benefit plan" (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), bonus, deferred compensation, stock option, employment, severance, change in control or other written agreement relating to employment, fringe benefits or perquisites for current or former employees of DRI or any of its subsidiaries, maintained or contributed to by DRI or any of its subsidiaries at any time during the seven-calendar year period immediately preceding the date hereof (collectively, the "DRI Employee Benefit Plans") is listed in Section 4.8(a) of the DRI Disclosure Schedule.

  (b) With respect to the DRI Employee Benefit Plans, individually and in the aggregate, no event has occurred and, there exists no condition or set of circumstances, in connection with which DRI or any of its subsidiaries could be subject to any liability that is reasonably likely to have a DRI Material Adverse Effect (except liability for benefits claims and funding obligations payable in the ordinary course) under ERISA, the Code or any other applicable law.

  (c) Each DRI Employee Benefit Plan has been administered in accordance with its terms, except for any failures to so administer any DRI Employee Benefit Plans as would not, individually or in the aggregate, have a DRI Material Adverse Effect. DRI, its subsidiaries and all the DRI Employee Benefit Plans are in compliance with the applicable provisions of ERISA, the Code and all other applicable laws and the terms of all applicable collective bargaining agreements as they relate to the DRI Employee Benefit Plans, except for any failures to be in such compliance as would not, individually or in the aggregate, have a DRI Material Adverse Effect. Each DRI Employee Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS and, to the knowledge of DRI, no event has occurred and no condition exists which could reasonably be expected to result in the revocation of any such determination.

  (d) Except for all equity-based and other awards, the vesting and exercisability of which will, by their terms, be accelerated as a result of the transactions contemplated hereunder, no employee of DRI will be entitled to any additional benefits or any acceleration of the time of payment or vesting of any benefits under any DRI Employee Benefit Plan as a result of the transactions contemplated by this Agreement.

  Section 4.9 Regulation as a Utility. Neither DRI nor any subsidiary company or affiliate of DRI is subject to regulation as a public utility or public service company (or similar designation) by any state in the United States, by the United States or any agency or instrumentality of the United States or by any foreign country. As used in this Section 4.9 and in Section 5.9, the terms "subsidiary company" and "affiliate" shall have the respective meanings ascribed to them in the 1935 Act.

  Section 4.10 Vote Required. (a) The approval of the Merger by a majority of all votes cast by the holders of DRI Common Stock at a duly called meeting of such shareholders at which a quorum is present (the "DRI Shareholders' Approval") is the only vote of the holders of any class or series of the capital stock of DRI required to approve this Agreement, the Merger and the other transactions contemplated hereby.

  (b) None of the shareholders of DRI are entitled to exercise any appraisal rights in connection with the DRI Shareholders Approval.

  Section 4.11 Accounting Matters. DRI has not, through the date hereof, taken or agreed to take any action that would prevent DRI from accounting for the business combination to be effected by the Merger as a pooling-of-interests in accordance with GAAP and applicable SEC regulations.

  Section 4.12 Opinion of Financial Advisor. DRI has received the opinion of Lehman Brothers Inc., dated the date hereof, to the effect that, as of the date hereof, the Conversion Ratio is fair from a financial point of view to the holders of DRI Common Stock.

  Section 4.13 Ownership of CNG Common Stock. DRI does not "beneficially own" (as such term is defined in Rule 13d-3 under the Exchange Act) any shares of CNG Common Stock.

  Section 4.14 Anti-Takeover Provisions. None of the business combination provisions of Article 13.1 of Chapter 9 of the VSCA or any similar provisions of the VSCA or the articles of incorporation or bylaws of DRI are applicable to the transactions contemplated by this Agreement. No other "fair price," "moratorium," "control share acquisition" or similar anti-takeover statute or regulation is applicable to DRI, the Merger or any other transaction contemplated hereby.

  Section 4.15 Nuclear Operations. To the knowledge of DRI, the operations of DRI's and its subsidiaries' nuclear generating stations are and have at all times been conducted in compliance with applicable health, safety, regulatory and other legal requirements, except for those requirements the failure with which to comply would not, individually or in the aggregate, have a DRI Material Adverse Effect. To the knowledge of DRI, DRI's and its subsidiaries' nuclear generating stations maintain emergency plans designed to respond to an unplanned release therefrom of radioactive materials into the environment and liability insurance to the extent required by law, and such further insurance (other than liability insurance) as is consistent with DRI's view of the risks inherent in the operation of a nuclear power facility. To the knowledge of DRI, plans for the decommissioning of each of DRI's and its subsidiaries' nuclear generating stations and for the short-term storage of spent nuclear fuel conform with applicable regulatory or other legal requirements (other than those with which the failure to comply would not, individually or in the aggregate, have a DRI Material Adverse Effect), and such plans have at all times been funded to the extent required by law, which is consistent with DRI's reasonable budget projections for such plans. To the knowledge of DRI, neither DRI nor any of its subsidiaries has incurred any liability as a result of operating nuclear power facilities for third parties which liability, individually or in the aggregate, would have a DRI Material Adverse Effect.

  Section 4.16 NRC Actions. Neither DRI nor any of its subsidiaries has been given written notice of or been charged with actual or potential violation of, or is the subject of any ongoing proceeding, inquiry, special inspection, diagnostic evaluation or other NRC action (excluding rulemakings of general application that may affect the conduct of DRI's business regarding DRI's nuclear power facilities) of which DRI or any of its subsidiaries has received written notice, under the Atomic Energy Act, any applicable regulations thereunder or the terms and conditions of any license granted to DRI or any of its subsidiaries regarding DRI's or any of its subsidiaries' nuclear power facilities or any third party's nuclear power facility operated by DRI or any of its subsidiaries that would have, or DRI reasonably believes would be reasonably likely to have, a DRI Material Adverse Effect.

  Section 4.17 Environmental Protection. Except as would not have, individually or in the aggregate, a DRI Material Adverse Effect, (A) neither DRI nor any of its subsidiaries is in violation of, or has received any written notice that it is subject to liability under, any Environmental Laws,
(B) DRI and its subsidiaries have, or have filed timely application for, all permits, licenses, authorizations and approvals required under any applicable Environmental Laws, all of which are in full force and effect, and are each in compliance with their requirements, (C) there are no pending, or to the knowledge of DRI, threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance, violation or potential responsibility or liability, investigation or proceeding pursuant to any Environmental Law against DRI or any of its subsidiaries, or to the knowledge of DRI, any of their respective predecessors-in-interest for which DRI or any of its subsidiaries is or may be liable and (D) there are no past or present events, conditions or circumstances which would reasonably be expected to form the basis of an order or other requirement to conduct responsive or corrective action, or an action, suit or proceeding by any private party or governmental agency, against or affecting, or requiring capital or operating expenditures by, DRI or any of its subsidiaries, in each case pursuant to any Environmental Laws.

  Section 4.18 Trading Position Risk Management. DRI has established a risk management committee which, from time to time, establishes risk parameters to restrict the level of risk that DRI and its subsidiaries are authorized to take with respect to the net position resulting from physical commodity transactions, exchange traded futures and options and over-the-counter derivative instruments. The risk management committee of DRI regularly monitors the compliance of DRI and its subsidiaries with such risk parameters.

  Section 4.19 Litigation. (i) There are no suits, actions or proceedings pending or, to the best knowledge of DRI threatened against or affecting DRI or any of its subsidiaries and (ii) there are no judgments, decrees, injunctions, rules or orders of any court, governmental department, commission, agency, instrumentality or authority or any arbitrator outstanding against DRI or any of its subsidiaries that, in each case, individually or in the aggregate, would have, or are reasonably likely to have, a DRI Material Adverse Effect.

  Section 4.20 Dividends. It is the present intention of DRI's Board of Directors to maintain the dividends on DRI Common Stock at its current annual rate.

  Section 4.21 Merger Sub. If the Merger Sub is organized pursuant to Section
1.1 of this Agreement, following such organization and at the Effective Time, all of the issued and outstanding shares of the capital stock of the Merger Sub will be (a) owned directly by DRI and (b) be duly authorized, validly issued, full paid, nonassessable and free of preemptive rights. The Merger Sub will be a direct wholly-owned Subsidiary of DRI that (a) will be formed for the sole purpose of effecting the Merger, (b) will have no material assets,
(c) will engage in no other material activities prior to the Effective Time and (d) will have no Subsidiaries.

                                   ARTICLE V

                     Representations and Warranties of CNG

  Except as disclosed in the CNG SEC Reports (as defined in Section 5.5) filed prior to the date hereof or as set forth on the Disclosure Schedule delivered by CNG to DRI prior to the execution of this Agreement (the "CNG Disclosure Schedule"), CNG represents and warrants to DRI as follows:

  Section 5.1 Organization and Qualification. CNG and each of its Significant Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, has all requisite corporate power and authority, to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its assets and properties makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified and in good standing will not, when taken together with all other such failures, have a material adverse effect on the business, operations, properties, assets, condition (financial or otherwise), prospects or results of operations of CNG and its subsidiaries taken as a whole or on the consummation of this Agreement (any such material adverse effect being hereinafter referred to as a "CNG Material Adverse Effect"). True, accurate and complete copies of the articles of incorporation and bylaws of CNG, as in effect on the date hereof, have been delivered to DRI.

  Section 5.2 Subsidiaries. Exhibit 21 to the Annual Report of CNG on Form 10-K for the fiscal year ended December 31, 1997 includes all subsidiaries of CNG which as of the date of this Agreement are Significant Subsidiaries. All the outstanding shares of capital stock of, or other equity interests in, each such Significant Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable and are owned directly or indirectly by CNG, free and clear of all Liens. There are no outstanding subscriptions, options, calls, contracts, voting trusts, proxies or other commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement, obligating any Significant Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of its capital stock or obligating it to grant, extend or enter into any such agreement or commitment.

  Section 5.3 Capitalization. The authorized capital stock of CNG consists of 400,000,000 shares of CNG Common Stock and 5,000,000 shares of preferred stock. As of the close of business on January 31, 1999, 95,397,649 shares of CNG Common Stock and no shares of preferred stock were issued and outstanding. All of the issued and outstanding shares of the capital stock of CNG are validly issued, fully paid, nonassessable and free of preemptive rights. Except for the CNG Rights (as defined in Section 5.14), as of the date hereof, there are no outstanding subscriptions, options, calls, contracts, voting trusts, proxies or other commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement, obligating CNG or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of the capital stock or other voting securities of CNG or obligating CNG or any of its subsidiaries to grant, extend or enter into any such agreement or commitment.

  Section 5.4 Authority; Non-Contravention; Statutory Approvals; Compliance.

  (a) Authority. CNG has all requisite power and authority to enter into this Agreement and, subject to the CNG Shareholders' Approval (as defined in Section 5.10) and the CNG Required Statutory Approvals (as defined in Section 5.4(c), to consummate the transactions contemplated hereby. The Board of Directors of CNG has (a) determined that the Merger is fair and in the best interest of CNG and its shareholders, (b) approved and adopted this Agreement, and (c) resolved to recommend to the holders of CNG Common Stock that they give the CNG Shareholders' Approval. The execution and delivery of this Agreement and the consummation by CNG of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of CNG, subject to obtaining the CNG Shareholders' Approval. This Agreement has been duly and validly executed and delivered by CNG and, assuming the due authorization, execution and delivery of this Agreement by DRI, constitutes the legal, valid and binding obligation of CNG enforceable against CNG in accordance with its terms.

  (b) Non-Contravention. The execution and delivery of this Agreement by CNG do not and the consummation of the transactions contemplated hereby will not result in any Violation by CNG or any of its Significant Subsidiaries under any provisions of (i) the articles of incorporation, bylaws or similar governing documents of CNG or any of its Significant Subsidiaries, (ii) subject to obtaining the CNG Required Statutory

Approvals and the receipt of the CNG Shareholders' Approval, any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any Governmental Authority applicable to CNG or any of its Significant Subsidiaries or any of their respective properties or assets, or
(iii) subject to obtaining the third-party consents or other approvals disclosed in Section 5.4(b) of the CNG Disclosure Schedule (the "CNG Required Consents"), any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind to which CNG or any of its Significant Subsidiaries is now a party or by which any of them or any of their respective properties or assets may be bound or affected, excluding from the foregoing clauses (ii) and (iii) such Violations as would not have, individually or in the aggregate, a CNG Material Adverse Effect.

  (c) Statutory Approvals. No declaration, filing or registration with, or notice to or authorization, consent, finding by or approval of, any Governmental Authority is necessary for the execution and delivery of this Agreement by CNG or the consummation by CNG of the transactions contemplated hereby which if not obtained, made or given, would have, individually or in the aggregate, a CNG Material Adverse Effect (the "CNG Required Statutory Approvals"), it being understood that references in this Agreement to "obtaining" such CNG Required Statutory Approvals shall mean making such declarations, filings or registrations; giving such notice; obtaining such consents or approvals; and having such waiting periods expire as are necessary to avoid a violation of law.

  (d) Compliance. Neither CNG nor any of its subsidiaries nor, to the best knowledge of CNG, any of its joint ventures, is in violation of or under investigation with respect to, or has been given notice or been charged with any violation of, any law, statute, order, rule, regulation, ordinance or judgment (including, without limitation, any Environmental Laws) of any Governmental Authority, except for violations that, individually or in the aggregate, do not have, and, to the best knowledge of CNG, are not reasonably likely to have, a CNG Material Adverse Effect. CNG, its subsidiaries and, to the best knowledge of CNG, its joint ventures have all Permits, except those Permits the failure to obtain which would not have, individually or in the aggregate, a CNG Material Adverse Effect.

  Section 5.5 Reports and Financial Statements. The filings required to be made by CNG and its subsidiaries since January 1, 1996 under the Securities Act, the Exchange Act, the Power Act, the Natural Gas Act (the "Gas Act"), the Natural Gas Policy Act of 1978 (the "Gas Policy Act"), the 1935 Act and applicable state laws and regulations have been filed with the SEC, the FERC or the applicable state regulatory authorities, as the case may be, including all forms, statements, reports, agreements (oral or written) and all documents, exhibits, amendments and supplements appertaining thereto, and complied in all material respects with all applicable requirements of the appropriate act and the rules and regulations thereunder. CNG has made available to DRI a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by CNG with the SEC under the Securities Act and the Exchange Act, since January 1, 1996 and through the date hereof (as such documents have since the time of their filing been amended, the "CNG SEC Reports"). The CNG SEC Reports, including without limitation any financial statements or schedules included therein, at the time filed, and any forms, reports or other documents filed by CNG with the SEC after the date hereof, did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim financial statements of CNG included in the CNG SEC Reports (collectively, the "CNG Financial Statements") have been prepared, and will be prepared, in accordance with GAAP (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q under the Exchange Act) and fairly present the consolidated financial position of CNG as of the respective dates thereof or the consolidated results of operations and cash flows for the respective periods then ended, as the case may be, subject, in the case of the unaudited interim financial statements, to normal, recurring audit adjustments.

  Section 5.6 Absence of Certain Changes or Events. From September 30, 1998 through the date hereof, each of CNG and each of its subsidiaries has conducted its business only in the ordinary course of business consistent with past practice and no event has occurred which has had, and no fact or condition exists that would have or, to the best knowledge of CNG, is reasonably likely to have, a CNG Material Adverse Effect.

  Section 5.7 Registration Statement and Proxy Statement. None of the information supplied or to be supplied by or on behalf of CNG for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, and as the same may be amended, at the effective time of such amendment, contain any untrue statement or a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Joint Proxy Statement/Prospectus will, at the date such Joint Proxy Statement/Prospectus is mailed to the shareholders of CNG and DRI and, as the same may be amended or supplemented, at the times of the meetings of such shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Registration Statement and the Joint Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder.

  Section 5.8 Employee Matters; ERISA.

  (a) Each "employee benefit plan" (as defined in Section 3(3) of ERISA), bonus, deferred compensation, stock option, employment, severance, change in control or other written agreement relating to employment, fringe benefits or perquisites for current or former employees of CNG or any of its subsidiaries, maintained or contributed to by CNG or any of its subsidiaries at any time during the seven-calendar year period immediately preceding the date hereof (collectively, the "CNG Employee Benefit Plans") is listed in Section 5.8(a) of the CNG Disclosure Schedule.

  (b) With respect to the CNG Employee Benefit Plans, individually and in the aggregate, no event has occurred and, to the knowledge of CNG, there exists no condition or set of circumstances, in connection with which CNG or any of its subsidiaries could be subject to any liability that is reasonably likely to have a CNG Material Adverse Effect (except liability for benefits claims and funding obligations payable in the ordinary course) under ERISA, the Code or any other applicable law.

  (c) Each CNG Employee Benefit Plan has been administered in accordance with its terms, except for any failures to so administer any CNG Employee Benefit Plans as would not, individually or in the aggregate, have a CNG Material Adverse Effect, CNG, its subsidiaries and all the CNG Employee Benefit Plans are in compliance with the applicable provisions of ERISA, the Code and all other applicable laws and the terms of all applicable collective bargaining agreements as they relate to the CNG Employee Benefit Plans, except for any failures to be in such compliance as would not, individually or in the aggregate, have a CNG Material Adverse Effect. Each CNG Employee Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS and, to the knowledge of CNG, no event has occurred and no condition exists which could reasonably be expected to result in the revocation of any such determination.

  (d) Except for all equity-based and other awards, the vesting and exercisability of which will, by their terms, be accelerated as a result of the transactions contemplated hereunder, no employee of CNG will be entitled to any additional benefits or any acceleration of the time of payment or vesting of any benefits under any CNG Employee Benefit Plan as a result of the transactions contemplated by this Agreement.

  Section 5.9 Regulation as a Utility. Neither CNG nor any subsidiary company or affiliate of CNG is subject to regulation as a public utility or public service company (or similar designation) by any state in the United States, by the United States or any agency or instrumentality of the United States or by any foreign country.

  Section 5.10 Vote Required. (a) The approval of the Merger by a majority of all votes entitled to be cast by the holders of CNG Common Stock (the "CNG Shareholders' Approval"), is the only vote of the holders of any class or series of the capital stock of CNG required to approve this Agreement, the Merger and the other transactions contemplated hereby.

  (b) None of the shareholders of CNG are entitled to exercise any appraisal rights in connection with the CNG Shareholders' Approval.

  Section 5.11 Accounting Matters. CNG has not, through the date hereof, taken or agreed to take any action that would prevent CNG from accounting for the business combination to be effected by the Merger as a pooling-of-interests in accordance with GAAP and applicable SEC regulations.

  Section 5.12 Opinion of Financial Advisor. CNG has received the opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated dated the date hereof, to the effect that, as of the date hereof, the Conversion Ratio to be received by the holders of CNG Common Stock is fair from a financial point of view to the holders of CNG Common Stock.

  Section 5.13 Ownership of DRI Common Stock. CNG does not "beneficially own" (as such term is defined in Rule 13d-3 under the Exchange Act) any shares of DRI Common Stock.

  Section 5.14 CNG Rights Agreement. CNG shall take all necessary action with respect to all of the outstanding rights to purchase common stock of CNG (the "CNG Rights") issued pursuant to the Rights Agreement dated as of January 23, 1996 between CNG and First Chicago Trust Company of New York, as Rights Agent (the "CNG Rights Agreement"), so that CNG, as of the time immediately prior to the Effective Time, will have no obligations under the CNG Rights or the CNG Rights Agreement, except for the payment of any redemption price, if required, and so that the holders of the CNG Rights will have no rights under the CNG Rights or the CNG Rights Agreement, except for the payment of any redemption price, if required. The execution, delivery and performance of this Agreement will not result in a distribution of, or otherwise, trigger, the CNG Rights under the CNG Rights Agreement.

  Section 5.15 Anti-Takeover Provisions. None of the business combination provisions of Section 203 of the Delaware General Corporation Law or the certificate of incorporation or bylaws of CNG are applicable to the transactions contemplated by this Agreement. No other "fair price," "moratorium," "control share acquisition" or similar anti-takeover statute or regulation is applicable to CNG, the Merger or any other transaction contemplated hereby.

  Section 5.16 Environmental Protection. Except as would not have, individually or in the aggregate, a CNG Material Adverse Effect, (A) neither CNG nor any of its subsidiaries is in violation of, or has received any written notice that it is subject to liability under, any Environmental Laws,
(B) CNG and its subsidiaries have or have filed timely application for, all permits, licenses, authorizations and approvals required under any applicable Environmental Laws, all of which are in full force and effect, and are each in compliance with their requirements, (C) there are no pending or, to the knowledge of CNG, threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance, violation or potential responsibility or liability, investigation or proceedings pursuant to any Environmental Law against CNG or any of its subsidiaries, or to the knowledge of CNG, any of their respective predecessors-in-interest for which CNG or any of its subsidiaries is or may be liable and (D) there are no past or present events, conditions or circumstances which would reasonably be expected to form the basis of an order or other requirement to conduct responsive or corrective action, or an action, suit or proceeding by any private party or governmental agency, against or affecting, or requiring capital or operating expenditures by, CNG or any of its subsidiaries, in each case pursuant to any Environmental Laws.

  Section 5.17 Trading Position Risk Management. CNG has established a risk management department which, from time to time, establishes risk parameters to restrict the level of risk that CNG and its subsidiaries are authorized to take with respect to the net position resulting from physical commodity transactions, exchange traded futures and options and over-the-counter derivative instruments. The risk management department of CNG regularly monitors the compliance by CNG and its subsidiaries with such risk parameters.

  Section 5.18 Litigation. (i) There are no suits, actions or proceedings pending or, to the best knowledge of CNG threatened against or affecting CNG or any of its subsidiaries and (ii) there are no judgments, decrees, injunctions, rules or orders of any court, governmental department, commission, agency, instrumentality or authority or any arbitrator outstanding against CNG or any of its subsidiaries that, in each case, individually or in the aggregate, would have, or are reasonably likely to have, a CNG Material Adverse Effect.

                                  ARTICLE VI

                    Conduct of Business Pending the Merger

  DRI and CNG have each delivered to the other a budget for the years 1999 and 2000 (respectively, the "DRI Budget" and the "CNG Budget"), which DRI or CNG, as the case may be, may update or otherwise modify in writing for purposes of this Article VI only with the consent in writing of CNG or DRI, as the case may be. After the date hereof and prior to the Effective Time or earlier termination of this Agreement, each of DRI and CNG agrees as to itself and its subsidiaries, except as expressly contemplated or permitted in this Agreement, or to the extent the other party shall otherwise consent in writing, as follows:

  Section 6.1 Ordinary Course of Business. Each of DRI and CNG shall, and each shall cause its respective subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course consistent with past practice and use all commercially reasonable efforts to preserve intact their present business organizations and goodwill, preserve the goodwill and relationships with customers, suppliers and others having business dealings with them, subject to prudent management of workforce needs and ongoing or planned programs relating to downsizing, re-engineering and similar programs to the end that their goodwill and ongoing businesses shall not be impaired in any material respect at the Effective Time.

  Section 6.2 Dividends. Neither DRI nor CNG shall, nor shall either permit any of its subsidiaries to: (a) declare or pay any dividends on or make other distributions in respect of any of their capital stock other than (i) in the case of subsidiaries, to such subsidiary's shareholders, (ii) regular dividends on DRI Common Stock with usual record and payment dates not in excess of an annual rate of $2.58 per share, and (iii) regular dividends on CNG Common Stock with usual record and payment dates not in excess of an annual rate of $1.94 per share; (b) split, combine or reclassify any of their capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock; or (c) redeem, repurchase or otherwise acquire any shares of their capital stock other than (but in all cases subject to Section 6.12) (i) redemptions, repurchases and other acquisitions of shares of capital stock in the ordinary course of business consistent with past practice including, without limitation, repurchases, redemptions and other acquisitions in connection with the administration of employee benefit and dividend reinvestment plans as in effect on the date hereof in the ordinary course of the operation of such plans, (ii) intercompany acquisitions of capital stock,
(iii) purchases under DRI's existing share repurchase program and (iv) the redemption, if required, of the CNG Rights pursuant to the CNG Rights Agreement.

  Section 6.3 Issuance of Securities. Except as provided in the DRI Budget or the CNG Budget, as the case may be, neither DRI nor CNG shall, nor shall either permit any of its subsidiaries to, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of their capital stock of any class or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares or convertible or exchangeable securities, other than (a) the issuance of common stock, stock options, restricted stock or stock appreciation or similar rights pursuant to
(i) the existing Dominion Direct Investment, Incentive Compensation Plan, Directors' Stock Compensation Plan, Directors' Stock Accumulation Plan, Directors' Deferred Cash Compensation Plan, Executive Deferred Compensation Plan, Employee Savings Plan, Subsidiary Savings Plan, Hourly Employee Savings Plan and other existing plans and practices of DRI or (ii) the existing 1991 Stock Incentive Plan, 1997 Stock Incentive Plan, 1995 Employee Stock Incentive Plan, Non-Employee Directors Restricted Stock Plan, Dividend Reinvestment Plan, Employee Stock Ownership Plan and other existing plans and practices of CNG, in each case consistent in kind and amount with past practice and in the ordinary course of business under such plans substantially in accordance with their present terms, (b) the issuance by a subsidiary of shares of its capital stock to its shareholders, (c) the issuance or sale of treasury stock to satisfy the requirements to use the pooling of interests method of accounting for the transaction, and (d) the issuance by DRI of shares of its capital stock in connection with any acquisition permitted pursuant to Section 6.5, except that such issuance by DRI shall not exceed an aggregate value of $800,000,000 without the prior written consent of CNG.

  Section 6.4 Charter Documents. Except as disclosed in Section 6.4 of the DRI Disclosure Schedule or the CNG Disclosure Schedule, neither DRI nor CNG shall amend or propose to amend its articles of incorporation or by-laws, except as contemplated herein, in any way adverse to the other party. Notwithstanding the foregoing, DRI may increase the number of authorized shares of DRI Common Stock and may amend its articles of incorporation to eliminate the staggered terms of its Board of Directors.

  Section 6.5 Acquisitions. Except as disclosed in Section 6.5 of the DRI Disclosure Schedule or the CNG Disclosure Schedule and except as provided in the DRI Budget or the CNG Budget, as the case may be, neither DRI nor CNG shall, nor shall either permit any of its subsidiaries to, acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets (i) which would, in the case of either DRI and its subsidiaries or CNG and its subsidiaries, require a vote of the shareholders of DRI or CNG, as the case may be, or (ii) which would exceed $100,000,000 individually or $300,000,000 in the aggregate (including, in each case, any recourse indebtedness assumed in connection therewith) and which, in the case of CNG have not been approved in writing by DRI, which approval shall not be unreasonably withheld, or in the case of DRI, with respect to which DRI has not consulted with CNG or in the case of non-energy industry related acquisitions in excess of $2,000,000,000 in the aggregate, to which CNG has not consented, which consent shall not be unreasonably withheld. Notwithstanding the foregoing, neither party shall acquire any nuclear power facilities without the prior written consent of the other party.

  Section 6.6 No Dispositions. Except as disclosed in Section 6.6 of the DRI Disclosure Schedule or the CNG Disclosure Schedule, and other than (a) dispositions not exceeding $100,000,000 individually or $300,000,000 in the aggregate, in the case of, on the one hand, DRI and its subsidiaries and, on the other hand, CNG and its subsidiaries, (b) as may be required by law to consummate the transactions contemplated hereby, (c) in the ordinary course of business consistent with past practices, or (d) in the case of CNG, as may be approved in writing by DRI, which approval shall not be unreasonably withheld, or, in the case of DRI, with respect to which DRI has consulted with CNG, neither DRI nor CNG shall, nor shall either permit any of its subsidiaries to, sell, lease, license, encumber or otherwise dispose of, any of its assets that are material, individually or in the aggregate, to such party and its subsidiaries taken as a whole.

  Section 6.7 Indebtedness. Except as disclosed in Section 6.7 of the DRI Disclosure Schedule or the CNG Disclosure Schedule and except as provided in the DRI Budget or the CNG Budget, as the case may be, neither DRI nor CNG shall, nor shall either permit any of its subsidiaries to, incur or guarantee any indebtedness (including any debt borrowed or guaranteed or otherwise assumed, including, without limitation, the issuance of debt securities or warrants or rights to acquire debt) other than (a) short-term indebtedness in the ordinary course of business consistent with past practice, (b) long-term indebtedness in connection with the refinancing of existing indebtedness either at its stated maturity or at a lower cost of funds, (c) additional indebtedness aggregating in any year not more than 110% of the amount provided therefor in the DRI Budget with respect to DRI and its subsidiaries or in the CNG Budget with respect to CNG and its subsidiaries, and (d) in the case of CNG, as may be approved in writing by DRI, which approval shall not be unreasonably withheld, or, in the case of DRI, with respect to which DRI has consulted with CNG.

  Section 6.8 Capital Expenditures. Except as disclosed in Section 6.8 of the DRI Disclosure Schedule or the CNG Disclosure Schedule or as required by law, neither DRI nor CNG shall, nor shall either permit any of its subsidiaries to, make any capital expenditures, other than (a) capital expenditures to repair or replace facilities destroyed or damaged due to casualty or accident (whether or not covered by insurance), (b) additional capital expenditures in any year of not more than 110% of the amount provided therefor in the DRI Budget for that year with respect to DRI and its subsidiaries and in the CNG Budget for that year with respect to CNG and its subsidiaries, and (c) in the case of CNG, as may be approved in writing by DRI, which approval shall not be unreasonably withheld, or, in the case of DRI, with respect to which DRI has consulted with CNG.

  Section 6.9 Compensation, Benefits. Except as disclosed in Section 6.9 of the CNG Disclosure Schedule or the CNG Budget, CNG shall not, nor shall it permit any of its subsidiaries to, (i) enter into, adopt or amend (except as may be required by applicable law), or increase the amount or accelerate the payment or vesting of any benefit or amount payable under, any employee benefit plan or other contract, agreement, commitment, arrangement, plan or policy maintained by, contributed to or entered into by such party or any of its subsidiaries, or increase, or enter into any contract, agreement, commitment or arrangement to increase in any manner, the compensation or fringe benefits, or otherwise to extend, expand or enhance the engagement, employment or any related rights, of any director, officer or other employee of such party or any of its subsidiaries, except pursuant to binding legal commitments or as a result of normal collective bargaining processes, and except for normal (including incentive) increases, extensions, expansions, enhancements, amendments, replacements or adoptions in the ordinary course of business consistent with past practice that, in the aggregate, do not result in a material increase in benefits or compensation expense to such party and its subsidiaries taken as a whole or (ii) enter into or amend any employment, severance or special pay arrangement with respect to termination of employment or other similar contract, agreement or arrangement with any director or officer other than in the ordinary course of business consistent with past practice.

  Section 6.10 1935 Act. None of the parties hereto shall, nor shall any such party permit any of its Significant Subsidiaries to, except as required or contemplated by this Agreement, engage in any activities that would cause a change in its status, or that of its Significant Subsidiaries, under the 1935 Act.

  Section 6.11 Accounting. Neither DRI nor CNG shall, nor shall either permit any of its subsidiaries to, make any changes in their accounting methods, except as required by law, rule, regulation or GAAP.

  Section 6.12 Pooling. DRI and CNG shall use their respective best efforts, and shall cause each of their respective subsidiaries to use its best efforts, to take such actions as may be necessary to permit the parties to account for the Merger, and shall not and shall not permit any of their respective subsidiaries to, take any actions that would, or would reasonably likely to, prevent the parties from accounting for the Merger, as a pooling of interests in accordance with GAAP and applicable SEC regulations.

  Section 6.13 Tax-Free Status. Neither DRI nor CNG shall, nor shall either permit any of its subsidiaries to, take any actions that would, or would be reasonably likely to, adversely affect the qualification of the Merger as a transaction described in Section 368(a)(1)(A) of the Code.

  Section 6.14 Discharge of Liabilities. Neither DRI nor CNG shall pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice (which includes the payment of judgments and settlements and the refinancing of existing indebtedness for borrowed money either at its stated maturity or at a lower cost of funds) or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of such party included in such party's reports filed with the SEC, or incurred in the ordinary course of business consistent with past practice or as disclosed in Section 6.7 of the DRI Disclosure Schedule or the CNG Disclosure Schedule.

  Section 6.15 Cooperation, Notification. Each of DRI and CNG shall: (a) confer on a regular and frequent basis with one or more representatives of the other to discuss the general status of its ongoing operations; (b) promptly notify the other of any significant changes in its business, properties, assets, condition (financial or other), prospects or results of operations;
(c) advise the other of any change or event that has had or, insofar as reasonably can be foreseen, is reasonably likely to result in, a DRI Material Adverse Effect or a CNG Material Adverse Effect, as the case may be; and (d) promptly provide the other with copies of all filings made by it or any of its subsidiaries with any state or federal court, administrative agency, commission or other Governmental Authority in connection with this Agreement and the transactions contemplated hereby.

  Section 6.16 Rate Matters. Other than currently pending rate filings, each of DRI and CNG shall, and shall cause its subsidiaries to, discuss with the other any changes in its or its subsidiaries' regulated rates or charges (other than fuel and gas rates or charges), standards of service or accounting from those in effect on the date hereof and consult with the other prior to making any filing (or any amendment thereto), or effecting any agreement, commitment, arrangement or consent, whether written or oral, formal or informal, with respect thereto, and neither DRI nor CNG shall make any filing to change its rates on file with any state regulatory authority or the FERC that would have a material adverse effect on the benefits associated with the Merger.

  Section 6.17 Third-Party Consents. DRI shall, and shall cause its subsidiaries to, use all commercially reasonable efforts to obtain all DRI Required Consents. DRI shall promptly notify CNG of any failure or anticipated failure to obtain any such consents and, if requested by CNG, shall provide copies of all DRI Required Consents obtained by DRI to CNG. CNG shall, and shall cause its subsidiaries to, use all commercially reasonable efforts to obtain all CNG Required Consents. CNG shall promptly notify DRI of any failure or anticipated failure to obtain any such consents and, if requested by DRI, shall provide copies of all CNG Required Consents obtained by CNG to DRI.

  Section 6.18 No Breach, Etc. No party shall, nor shall any party permit any of its subsidiaries to, take any action that would or is reasonably likely to result in a material breach of any provision of this Agreement or in any of its representations and warranties set forth in this Agreement being untrue on and as of the Closing Date.

  Section 6.19 Tax-Exempt Status. No party hereto shall, nor shall any party permit any subsidiary to, take any action that would likely jeopardize the qualification of the outstanding revenue bonds issued for the benefit of DRI (or any subsidiary thereof) or for the benefit of CNG (or any subsidiary thereof) that qualify on the date hereof under Section 142(a) of the Code as "exempt facility bonds" or as tax-exempt industrial development bonds under
Section 103(b)(4) of the Internal Revenue Code of 1954, as amended prior to the Tax Reform Act of 1986.

  Section 6.20 Transition Management. (a) DRI and CNG shall create a special transition management task force (the "Task Force") to be headed by Thomas E. Capps, Chairman and Chief Executive Officer of DRI, and in addition, to consist of two members nominated by CNG and two additional members nominated by DRI. The Task Force shall report its findings to the Board of Directors of each of DRI and CNG.

  (b) The functions of the Task Force shall include (i) serving as a conduit for the flow of information and documents between DRI and CNG as contemplated by Section 6.15, (ii) development of transition plans, corporate organizational and management plans, workforce combination proposals, and such other matters as may be appropriate and (iii) otherwise assisting DRI and CNG in making an orderly transition.

  Section 6.21 Insurance. Each of DRI and CNG shall, and shall cause its subsidiaries to, maintain with financially responsible insurance companies insurance in such amounts and against such risks and losses as are customary for companies engaged in their respective industries, taking into account, in the case of DRI, DRI's methods of generating electric power and fuel sources.

  Section 6.22 Permits. Each party shall, and shall cause its subsidiaries to, use commercially reasonable efforts to maintain in effect all existing Permits (as defined in Section 4.4) pursuant to which such party or such party's subsidiaries operate.

                                  ARTICLE VII

                             Additional Agreements

  Section 7.1 Access to Information. Upon reasonable notice and during normal business hours, each party shall, and shall cause its subsidiaries to, afford to the officers, directors, employees, accountants, counsel, investment banker, financial advisor and other representatives of the other (collectively, "Representatives") reasonable access, during normal business hours throughout the period prior to the Effective Time, to all of its properties, books, contracts, commitments and records (including, but not limited to, tax returns) and, during such period, each party shall, and shall cause its subsidiaries to, furnish promptly to the other (i) a copy of each reasonably available report, schedule and other document filed or received by it or any of its subsidiaries pursuant to the requirements of federal or state securities laws or filed with the SEC, the FERC, the NRC, the Department of Justice, the Federal Trade Commission, or any other federal or any state regulatory agency or commission, and (ii) all information concerning themselves, their subsidiaries, directors, officers and shareholders and such matters as may be reasonably requested by the other party in connection with any filings, applications or approvals required or contemplated by this Agreement. All documents and information furnished pursuant to this Section
7.1 shall be subject to the Confidentiality Agreement between the parties (the "Confidentiality Agreement"). The party requesting copies of any documents from any other party hereto shall be responsible for all out-of-pocket expenses incurred by the party to whom such request is made in complying with such request, including any cost of reproducing and delivering any required information.

  Section 7.2 Joint Proxy Statement and Registration Statement.

  (a) Preparation and Filing. As promptly as reasonably practicable after the date hereof, DRI shall, in consultation with CNG, prepare and file with the SEC the Registration Statement and the Joint Proxy Statement/Prospectus (together the "Joint Proxy/Registration Statement"). DRI shall take such actions as may be reasonably required to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after such filing and shall also take such action as may be reasonably required to cause the shares of DRI Common Stock issuable in connection with the Merger to be registered or to obtain an exemption from registration under applicable state "blue sky" or securities laws. Each of the parties shall furnish all information concerning itself that is required or customary for inclusion in the Joint Proxy/Registration Statement. No representation, covenant or agreement contained in this Agreement is made by any party hereto with respect to information supplied by any other party hereto for inclusion in the Joint Proxy/Registration Statement. The parties shall take such actions as may be reasonably required to cause Joint Proxy/Registration Statement to comply as to form in all material respects with the Securities Act, the Exchange Act and the 1935 Act and the rules and regulations thereunder. DRI shall take such action as may be reasonably required to cause the shares of DRI Common Stock to be issued in the Merger to be approved for listing on the NYSE and any other stock exchanges agreed to by the parties, each upon official notice of issuance.

  (b) Letter of DRI's Accountants. DRI shall use best efforts to cause to be delivered to DRI and CNG letters of Deloitte & Touche LLP, one dated a date within two (2) business days before the effective date of the Registration Statement and one dated the Closing Date, and addressed to DRI and CNG, in form and substance reasonably satisfactory to DRI and CNG and customary in scope and substance for "cold comfort" letters delivered by independent public accountants in connection with registration statements and proxy statements similar to the Joint Proxy/Registration Statement.

  (c) Letter of CNG's Accountants. CNG shall use best efforts to cause to be delivered to CNG and DRI letters of PricewaterhouseCoopers LLP, one dated a date within two (2) business days before the effective date of the Registration Statement and one dated the Closing Date, and addressed to CNG and DRI, in form and substance satisfactory to CNG and DRI and customary in scope and substance for "cold comfort" letters delivered by independent public accountants in connection with registration statements and proxy statements similar to the Joint Proxy/Registration Statement.

  Section 7.3 Regulatory Matters.

  (a) HSR Filings. Each party hereto shall file or cause to be filed with the Federal Trade Commission and the Department of Justice any notifications required to be filed by them or their respective "ultimate parent" companies under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules and regulations promulgated thereunder with respect to the transactions contemplated hereby. Such parties will use all commercially reasonable efforts to make such filings promptly and shall respond promptly to any requests for additional information made by either of such agencies.

  (b) Other Regulatory Approvals. Each party hereto shall cooperate and use its best efforts to promptly prepare and file all necessary documentation, to effect all necessary applications, notices, petitions, filings and other documents, and to use all commercially reasonable efforts to obtain all necessary permits, consents, approvals and authorizations of all Governmental Authorities and all other persons necessary or advisable to consummate the transactions contemplated by this Agreement, including, without limitation, the DRI Required Statutory Approvals and the CNG Required Statutory Approvals. CNG shall have the right to review and approve in advance all characterizations of the information relating to CNG, on the one hand, and DRI shall have the right to review and approve in advance all characterizations of the information relating to DRI, on the other hand, in either case, which appear in any filing made in connection with the transactions contemplated by this Agreement or the Merger, such approvals not to be unreasonably withheld. DRI and CNG shall each consult with the other with respect to the obtaining of all such necessary or advisable permits, consents, approvals and authorizations of Governmental Authorities and shall keep each other informed of the status thereof.

  Section 7.4 Shareholder Approvals.

  (a) Approval of CNG Shareholders. CNG shall, as promptly as reasonably practicable after the date hereof (i) take all steps reasonably necessary to call, give notice of, convene and hold a special meeting of its shareholders (the "CNG Special Meeting") for the purpose of securing the CNG Shareholders' Approval, (ii) distribute to its shareholders the Joint Proxy Statement/Prospectus in accordance with applicable federal and state law and with its certificate of incorporation and bylaws, (iii) recommend to its shareholders that they give the CNG Shareholders' Approval (provided that nothing contained in this Section 7.4 shall require the Board of Directors of CNG to take any action or refrain from taking any action that such Board determines in good faith and with the advice of counsel as set forth in a written, reasoned opinion would result in a breach of its fiduciary duties under applicable law), and (iv) cooperate and consult with DRI with respect to each of the foregoing matters.

  (b) Approval of DRI Shareholders. DRI shall, as promptly as reasonably practicable after the date hereof (i) take all steps reasonably necessary to call, give notice of, convene and hold a special meeting of its shareholders (the "DRI Special Meeting") for the purpose of securing the DRI Shareholders' Approval, (ii) distribute to its shareholders the Joint Proxy Statement/Prospectus in accordance with applicable federal and state law and its articles of incorporation and bylaws, (iii) recommend to its shareholders that they give the DRI Shareholders' Approval (provided that nothing contained in this Section 7.4 shall require the Board of Directors of DRI to take any action or refrain from taking any action that such Board determines in good faith and with the advice of counsel as set forth in a written, reasoned opinion would result in a breach of its fiduciary duties under applicable law), and (iv) cooperate and consult with CNG with respect to each of the foregoing matters.

  (c) Meeting Date. The DRI Special Meeting and the CNG Special Meeting shall be held on the same day unless otherwise agreed by DRI and CNG.

  Section 7.5 Directors' and Officers' Indemnification.

  (a) Indemnification. To the extent, if any, not provided by an existing right of indemnification or other agreement or policy, from and after the Effective Time, DRI shall, to the fullest extent provided by CNG prior to the Closing and not prohibited by applicable law, indemnify, defend and hold harmless the present and former directors, officers and management employees of CNG and its subsidiaries (each an "Indemnified Party" and, collectively, the "Indemnified Parties") against (i) all losses, expenses (including reasonable attorneys' fees and expenses), claims, damages, costs, liabilities, judgments or (subject to the proviso of the next succeeding sentence) amounts that are paid in settlement of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or management employee of CNG or any subsidiary thereof, whether pertaining to any matter existing or occurring at or prior to or after the Effective Time and whether asserted or claimed prior to, at or after the Effective Time and
(ii) all liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to this Agreement or the transactions contemplated hereby. In the event of any such loss, expense, claim, damage, cost, liability, judgment or settlement (whether or not arising before the Effective Time), (x) DRI shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to DRI, promptly after statements therefor are received, and otherwise advance to the Indemnified Parties upon request reimbursement of documented expenses reasonably incurred, in either case, to the extent not prohibited by the laws of the Commonwealth of Virginia, (y) DRI shall cooperate in the defense of any such matter and (z) any determination required to be made with respect to whether an Indemnified Party's conduct complies with the standards under applicable law or as set forth in DRI's articles of incorporation or bylaws shall be made by independent counsel mutually acceptable to DRI and the Indemnified Party; provided, however, that DRI shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld or delayed). The Indemnified Parties as a group may retain only one law firm (other than local counsel) with respect to each related matter except to the extent there is, in the sole opinion of counsel to an Indemnified Party, under applicable standards of professional conduct, a conflict on any significant issue between positions of any two or more Indemnified Parties, in which case each Indemnified Party with a conflicting position on a significant issue shall be entitled to separate counsel. In the event any Indemnified Party is required to bring any action to enforce rights or to collect moneys due under this Agreement and is successful in such action, DRI shall reimburse such Indemnified Party for all of its expenses in bringing and pursuing such action. Each Indemnified Party shall be entitled to the advancement of expenses to the full extent contemplated in this Section 7.5(a) in connection with any such action.

  (b) Insurance. For a period of six (6) years after the Effective Time, DRI shall cause to be maintained in effect the policies of directors' and officers' liability insurance maintained by CNG; provided that DRI may substitute therefor policies of at least the same coverage containing terms that are no less advantageous with respect to matters occurring at or prior to the Effective Time to the extent such liability insurance can be maintained annually at a cost to DRI not greater than 200% of the current annual premiums for the policies currently maintained by CNG for its directors' and officers' liability insurance; provided further, that if such insurance cannot be so maintained or obtained at such cost, DRI shall maintain or obtain as much of such insurance for CNG as can be so maintained or obtained at a cost equal to 200% of the respective current annual premiums of CNG for its directors' and officers' liability insurance and other indemnity agreements.

  (c) Successors. In the event DRI or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in either such case, proper provision shall be made so that the successors and assigns of DRI shall assume the obligations set forth in this Section 7.5.

  (d) Survival of Indemnification. To the fullest extent not prohibited by law, from and after the Effective Time, all rights to indemnification now existing in favor of the employees, agents, directors or officers of CNG and its subsidiaries with respect to their activities as such prior to or at the Effective Time, as provided in their respective articles of incorporation or bylaws or indemnification agreements in effect on the date of such activities or otherwise in effect on the date hereof, shall survive the Merger and shall continue in full force and effect for a period of not less than six (6) years from the Effective Time.

  Section 7.6 Disclosure Schedules. On or before the date of this Agreement,
(i) CNG has delivered to DRI a schedule (the "CNG Disclosure Schedule") accompanied by a certificate signed by the chief financial officer of CNG stating that the CNG Disclosure Schedule is being delivered pursuant to this
Section 7.6(i) and (ii) DRI has delivered to CNG a schedule (the "DRI Disclosure Schedule") accompanied by a certificate signed by the chief financial officer of DRI stating that the DRI Disclosure Schedule is being delivered pursuant to this Section 7.6(ii). The CNG Disclosure Schedule and the DRI Disclosure Schedule are collectively referred to herein as the "Disclosure Schedules". The Disclosure Schedules constitute an integral part of this Agreement and modify the respective representations, warranties, covenants or agreements of the parties hereto contained herein to the extent that such representations, warranties, covenants or agreements expressly refer to the Disclosure Schedules. Any and all statements, representations, warranties or disclosures set forth in the Disclosure Schedules shall be deemed to have been made on and as of the date of this Agreement.

  Section 7.7 Public Announcements. DRI and CNG shall cooperate with each other in the development and distribution of all news releases and other public information disclosures with respect to this Agreement or any of the transactions contemplated hereby and, subject to each party's disclosure obligations imposed by law or any applicable national securities exchange, shall not issue any public announcement or statement prior to consultation with the other party.

  Section 7.8 Rule 145 Affiliates. (a) Prior to the Closing Date, CNG shall identify in a letter to DRI all persons who are, at the Closing Date, "affiliates" of CNG, as such term is used in Rule 145 under the Securities Act. CNG shall use its best efforts to cause its affiliates to deliver to DRI on or prior to the Closing Date a written agreement substantially in the form attached as Exhibit A.

  (b) Prior to the Closing Date, DRI shall identify in a letter to CNG all persons who are at the Closing Date, "affiliates" of DRI, as such term is used in Rule 145 under the Securities Act. DRI shall use its best efforts to cause its affiliates to deliver to CNG on or prior to the Closing Date a written agreement substantially in the form attached as Exhibit B.

  Section 7.9 Certain Employee Agreements. (a) Subject to Section 7.10, DRI and its subsidiaries shall honor, without modification, all contracts, agreements, collective bargaining agreements and commitments of CNG that apply to any current or former employees or current or former directors of CNG; provided, however, that this undertaking is not intended to prevent DRI from enforcing such contracts, agreements, collective bargaining agreements and commitments in accordance with their terms or from exercising any right to amend, modify, suspend, revoke or terminate any such contract, agreement, collective bargaining agreement or commitment.

  (b) Before undertaking any reductions in workforce following the Effective Time, DRI will consider whether such reductions have a disproportionate effect on employees of CNG and its subsidiaries in light of the circumstances and the objectives to be achieved and the needs of the combined businesses of DRI and CNG.

  (c) Subject to applicable law and obligations under applicable collective bargaining agreements, DRI shall maintain for a period of at least two (2) years after the Closing Date, without interruption, such employee compensation, welfare and benefit plans, programs, policies and fringe benefits as will, in the aggregate, provide benefits to the employees or former employees of CNG and its subsidiaries, respectively, who were employees immediately prior to the Closing Date that are no less favorable than those provided pursuant to such employee compensation, welfare and benefit plans, programs, policies and fringe benefits of CNG and its subsidiaries, as in effect on the Closing Date.

  Section 7.10 Incentive, Stock and Other Plans. With respect to each of CNG's 1991 Stock Incentive Plan, 1997 Stock Incentive Plan, 1995 Employee Stock Incentive Plan, Non-Employee Directors Restricted Stock Plan and Employee Stock Ownership Plan and each other employee benefit plan, program or arrangement under which the delivery of CNG Common Stock is required to be used for purposes of the payment of benefits, grant of awards or exercise of options (each a "Stock Plan"), at the election of DRI, either (A) (i) DRI and CNG shall take such action as may be necessary so that, after the Effective Time, such Stock Plan shall provide for the issuance only of DRI Common Stock and, with respect to outstanding options and/or awards, provide that the holder thereof shall be entitled to a number of shares of DRI Common Stock equal to the number such holder would have received if such option or award had been exercised prior to the Effective Date with appropriate adjustments to the exercise price and (ii) DRI shall (x) take all corporate action necessary or appropriate to obtain shareholder approval with respect to such Stock Plan to the extent such approval is required for purposes of the Code or other applicable law, or, to the extent DRI deems it desirable, to enable such Stock Plan to comply with Rule 16b-3 promulgated under the Exchange Act, (y) reserve for issuance under such Stock Plan or otherwise provide a sufficient number of shares of DRI Common Stock for delivery upon payment of benefits, grants of awards or exercise of options under such Stock Plan and (z) as soon as practicable after the Effective Time, file one or more registration statements under the Securities Act with respect to the shares of DRI Common Stock subject to such Stock Plan to the extent such filing is required under applicable law and use its best efforts to maintain the effectiveness of such registration statement(s) (and the current status of the prospectuses contained therein or related thereto) so long as such benefits, grants or awards remain payable or such options remain outstanding, as the case may be, or (B) DRI and CNG shall use their respective best efforts to take such action as may be necessary so that, at the Effective Time, all benefits, grants of awards and options are converted to the right to receive at the Effective Time a number of shares of DRI Common Stock having a value equal to the fair value of each such benefit, grant of award or option as determined in good faith by DRI, and based on the closing sales price of DRI Common Stock as reported under "NYSE Composite Transaction Reports" in The Wall Street Journal on the day immediately prior to the Effective Time. With respect to those individuals who subsequent to the Merger will be subject to the reporting requirements under Section 16(a) of the Exchange Act, DRI shall administer the Stock Plans, where applicable, in a manner that complies with Rule 16b-3 under the Exchange Act. DRI shall obtain any shareholder approvals that may be necessary for the deduction of any compensation payable under any Stock Plan or other compensation arrangement.

  Section 7.11 No Solicitations. No party hereto shall, and each such party shall cause its subsidiaries not to, permit any of its Representatives to, and shall use its best efforts to cause such persons not to, directly or indirectly, initiate, solicit or encourage, or take any action to facilitate the making of any offer or proposal that constitutes or is reasonably likely to lead to any Takeover Proposal (as defined below), or, in the event of any unsolicited Takeover Proposal, engage in negotiations or provide any confidential information or data to any person relating to any Takeover Proposal. Each party shall notify the other orally and in writing of any such inquiries, offers or proposals (including, without limitation, the terms and conditions of any such proposal and the identity of the person making it) within 24 hours of the receipt thereof and shall give the other five (5) days' advance notice of any agreement to be entered into with or any information to be supplied to any person making such inquiry, offer or proposal. Each party hereto shall immediately cease and cause to be terminated all existing discussions and negotiations, if any, with any other persons conducted heretofore with respect to any Takeover Proposal. Notwithstanding anything in this Section 7.11 to the contrary, in the event of an unsolicited Takeover Proposal, unless the DRI Shareholders' Approval and the CNG Shareholders' Approval have both been obtained, DRI or CNG may participate in discussions or negotiations with, furnish information to, and afford access to the properties, books and records of such party and its subsidiaries to any person in connection with a possible Takeover Proposal with respect to such party by such person, if and to the extent that (A) the Board of Directors of such party has reasonably concluded in good faith (after consultation with its financial advisors) that the person or group making the Takeover Proposal will have adequate sources of financing to consummate the Takeover Proposal and that the Takeover Proposal is more favorable to such party's shareholders than the Merger, (B) the Board of Directors of such party is advised in a written, reasoned opinion of outside counsel that a failure to do so would result in a breach of its fiduciary duties under applicable law and (C) such party has entered into a confidentiality agreement with the person or group making the Takeover Proposal containing terms and conditions no less favorable to such party than the Confidentiality Agreement. As used in this Section 7.11, "Takeover Proposal" shall mean any tender or exchange offer, proposal for a merger, consolidation or other business combination involving any party or any of its material subsidiaries, or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, any party or any of its material subsidiaries, other than pursuant to the transactions contemplated by this Agreement.

  Section 7.12 DRI Board of Directors. The DRI Board of Directors will take such action as may be necessary to cause the number of directors comprising the full Board of Directors of DRI at the Effective Time to be seventeen persons, ten of whom shall be designated by DRI prior to the Effective Time and seven of whom shall be designated by CNG prior to the Effective Time, to be divided as equally as possible among classes of directors if, at the Effective Time, DRI has a staggered Board of Directors. The Board of Directors of DRI will have at least three committees consisting of an audit committee, an organization, compensation and nominating committee and a finance committee and such other committees as the Board of Directors of DRI may determine is appropriate under the circumstances. The finance committee will be chaired by a director nominated by CNG. In addition, CNG will have a proportionate number of representatives on each committee. Further, if the Closing Date occurs prior to August 1, 2000 and if George A. Davidson, Jr. is then Chairman of the CNG Board of Directors, he shall be Chairman of the DRI Board of Directors from the Closing Date to August 1, 2000 and

Thomas E. Capps shall be Vice Chairman of the DRI Board of Directors. If, George A. Davidson, Jr. does not become Chairman of the DRI Board of Directors pursuant to the preceding sentence, Thomas E. Capps shall continue as Chairman of the DRI Board of Directors. If George A. Davidson, Jr. becomes Chairman of the DRI Board of Directors, Thomas E. Capps shall reassume his position as Chairman of the DRI Board of Directors upon the earlier of George A. Davidson, Jr.'s retirement or August 1, 2000.

  Section 7.13 Corporate Offices. Following the Effective Time, DRI shall maintain its corporate offices in Richmond, Virginia but shall continue to maintain a significant operating office in Pittsburgh, Pennsylvania.

  Section 7.14 Expenses. Subject to Section 7.1 and Section 9.3, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, except that those expenses incurred in connection with printing the Joint Proxy/Registration Statement, as well as the filing fee relating thereto, shall be shared equally by DRI, on the one hand, and CNG, on the other hand. In addition, prior to the Effective Time, CNG may establish an escrow account and pay into such account cash in an amount sufficient to permit payment from such escrow account of any and all real estate transfer taxes that may be due from CNG or its shareholders in connection with the transactions contemplated by this Agreement.

  Section 7.15 Community Support. DRI acknowledges that after the Effective Time, it intends to provide charitable contributions and community support within the service areas of the parties and their respective subsidiaries at levels consistent with past practice.

  Section 7.16 Further Assurances.

  (a) Each of CNG and DRI shall, and shall cause its subsidiaries to, execute such further documents and instruments and take such further actions as may reasonably be requested by the other in order to consummate the Merger and other transactions contemplated by this Agreement, and to use its best efforts to take or cause to be taken all actions, and to do or cause to be done all things, necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Merger and the other transactions contemplated hereby (subject to the votes of its shareholders described in Sections 4.10 and 5.10, respectively), including fully cooperating with the other in obtaining the CNG Required Statutory Approvals, the DRI Required Statutory Approvals and all other approvals and authorizations of any Governmental Authorities necessary or advisable to consummate the transactions contemplated hereby.

  (b) CNG and DRI shall be responsible for the taking of any action necessary or advisable to obtain the CNG Required Statutory Approvals and to obtain the DRI Required Statutory Approvals, respectively. CNG and DRI agree to cooperate in obtaining the necessary approvals from the NRC, the FERC and the SEC under the 1935 Act, the Securities Act and the Exchange Act and from the applicable state authorities. CNG and DRI shall each provide the other with copies of any filings made with any Governmental Authorities in connection with the foregoing.

                                 ARTICLE VIII

                                  Conditions

  Section 8.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of the following conditions, except, to the extent permitted by applicable law, that such conditions may be waived in writing pursuant to Section 9.5:

    (a) Shareholder Approvals. The CNG Shareholders' Approval and the DRI Shareholders' Approval shall have been obtained.

    (b) No Injunction. No temporary restraining order or preliminary or permanent injunction or other order by any federal or state court preventing consummation of the Merger shall have been issued and continuing in effect, and the Merger and the other transactions contemplated hereby shall not have been prohibited under any applicable federal or state law or regulation.

    (c) Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order suspending such effectiveness shall have been issued and remain in effect.

    (d) Listing of Shares. The shares of DRI Common Stock issuable in the Merger pursuant to Article II shall have been approved for listing on the NYSE, subject to official notice of issuance.

    (e) Pooling. Each of DRI and CNG shall have received letters of its independent public accountants, one dated the date the Registration Statement is declared effective and the other dated the Closing Date, in form and substance reasonably satisfactory to CNG and DRI, respectively, stating that the Merger will qualify as a pooling-of-interests transaction under GAAP and applicable SEC regulations.

    (f) Statutory Approvals. The DRI Required Statutory Approvals and the CNG Required Statutory Approvals shall have been obtained at or prior to the Effective Time, such approvals shall have become Final Orders (as hereinafter defined), and no Final Order shall impose terms or conditions that would have, or would be reasonably likely to have a material adverse effect on the business, operations, properties, assets, condition (financial or otherwise), prospects or results of operations of DRI and CNG and their subsidiaries on a consolidated basis as if the Merger had been consummated (but without giving effect to the impact of such material adverse effect). A "Final Order" means action by the relevant regulatory authority that has not been reversed, stayed, enjoined, set aside, annulled or suspended, with respect to which any waiting period prescribed by law before the transactions contemplated hereby may be consummated has expired, and as to which all conditions to the consummation of such transactions prescribed by law, regulation or order have been satisfied, and as to which all opportunities for rehearing are exhausted (whether or not any appeal thereof is pending).

  Section 8.2 Conditions to Obligation of CNG to Effect the Merger. The obligation of CNG to effect the Merger shall be further subject to the satisfaction, on or prior to the Closing Date, of the following conditions, except as may be waived by CNG in writing pursuant to Section 9.5:

    (a) Performance of Obligations of DRI. DRI shall have performed in all material respects its agreements and covenants contained in or contemplated by this Agreement required to be performed by it at or prior to the Effective Time.

    (b) Representations and Warranties. The representations and warranties of DRI set forth in this Agreement shall be true and correct as of the date hereof and as of the Closing Date as if made on and as of the Closing Date, except as otherwise contemplated by this Agreement, except for such failures of representations or warranties to be true and correct (without giving effect to any materiality qualification or standard contained in any such representation or warranties) which, individually or in the aggregate, would not be reasonably likely to result in a DRI Material Adverse Effect.

    (c) Closing Certificates. CNG shall have received a certificate signed by the Chief Executive Officer and Chief Financial Officer of DRI, dated the Closing Date, to the effect that, to the best of each such officer's knowledge, the conditions set forth in Section 8.2(a) and Section 8.2(b) have been satisfied.

    (d) DRI Material Adverse Effect. No DRI Material Adverse Effect shall have occurred and there shall exist no fact or circumstance that would have, or would be reasonably likely to have, a DRI Material Adverse Effect.

    (e) Tax Opinion. CNG shall have received an opinion of counsel, in form and substance satisfactory to CNG, dated the Closing Date, which opinion may be based on appropriate representations of DRI and CNG that are in form and substance reasonably satisfactory to such counsel, to the effect that the Merger will be treated as a transaction described in Section 368(a) of the Code and that no gain or loss will be recognized by the stockholders of CNG who exchange CNG Common Stock solely for DRI Common Stock pursuant to the Merger (except with respect to cash received in lieu of fractional shares).

    (f) DRI Required Consents. The DRI Required Consents shall have been obtained.

  Section 8.3 Conditions to Obligation of DRI to Effect the Merger. The obligation of DRI to effect the Merger shall be further subject to the satisfaction, on or prior to the Closing Date, of the following conditions, except as may be waived by DRI in writing pursuant to Section 9.5:

    (a) Performance of Obligations of CNG. CNG shall have performed in all material respects its agreements and covenants contained in or contemplated by this Agreement required to be performed by it at or prior to the Effective Time.

    (b) Representations and Warranties. The representations and warranties of CNG set forth in this Agreement shall be true and correct in all material respects as of the date hereof and as of the Closing Date as if made on and as of the Closing Date, except as otherwise contemplated by this Agreement, except for such failures of representations or warranties to be true and correct (without giving effect to any materiality qualification or standard contained in any such representations or warranties) which, individually or in the aggregate, would not be reasonably likely to result in a CNG Material Adverse Effect.

    (c) Closing Certificates. DRI shall have received a certificate signed by the Chief Executive Officer and Chief Financial Officer of CNG, dated the Closing Date, to the effect that, to the best of each such officer's knowledge, the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

    (d) CNG Material Adverse Effect. No CNG Material Adverse Effect shall have occurred and there shall exist no fact or circumstance that would have, or would be reasonably likely to have, a CNG Material Adverse Effect.

    (e) Tax Opinion. DRI shall have received an opinion of counsel, in form and substance satisfactory to DRI, dated the Closing Date, which opinion may be based on appropriate representations of DRI and CNG that are in form and substance reasonably satisfactory to such counsel, to the effect that the Merger will be treated as a transaction described in Section 368(a) of the Code.

    (f) CNG Required Consents. The CNG Required Consents shall have been obtained.

                                  ARTICLE IX

                       Termination, Amendment and Waiver

  Section 9.1 Termination. This Agreement may be terminated at any time prior to the Closing Date, whether before or after approval by the shareholders of the respective parties hereto contemplated by this Agreement:

    (a) by mutual written consent of the Boards of Directors of DRI and CNG;

    (b) by DRI or CNG, by written notice to the other, if the Effective Time shall not have occurred on or before January 31, 2000; provided, however, that such date shall automatically be extended to July 31, 2000 if, on January 31, 2000: (i) the condition set forth in Section 8.1(f) has not been satisfied or waived; (ii) the other conditions to the consummation of the transactions contemplated hereby are then capable of being satisfied; and (iii) any approvals required by Section 8.1(f) that have not yet been obtained are being pursued with diligence; provided further, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the termination date;

    (c) by DRI or CNG, by written notice to the other party, if the DRI Shareholders' Approval shall not have been obtained at a duly held DRI Special Meeting, including any adjournments thereof, or the CNG
  Shareholders' Approval shall not have been obtained at a duly held CNG Special Meeting, including any adjournments thereof;

    (d) by DRI or CNG, if any state or federal law, order, rule or regulation is adopted or issued, that has the effect, as supported by the written, reasoned opinion of outside counsel for such party, of prohibiting the Merger or causing a DRI Material Adverse Effect or CNG Material Adverse Effect, or if any court of competent jurisdiction in the United States or any State shall have issued an order, judgment or decree permanently restraining, enjoining or otherwise prohibiting the Merger or causing a DRI Material Adverse Effect or CNG Material Adverse Effect, and such order, judgment or decree shall have become final and nonappealable;

    (e) by CNG, upon two (2) days' prior notice to DRI, if, as a result of a tender offer by a party other than DRI or any of its affiliates or any written offer or proposal with respect to a merger, sale of a material portion of its assets or other business combination (each, a "Business Combination") by a party other than DRI or any of its affiliates, the Board of Directors of CNG determines in good faith that the fiduciary obligations of such directors under applicable law require that such tender offer or other written offer or proposal be accepted; provided, however, that (i)
  (A) the Board of Directors of CNG has reasonably concluded in good faith (after consultation with its financial advisors) that the person or group proposing the Business Combination will have adequate sources of financing to consummate the Business Combination and that the Business Combination is more favorable to CNG's shareholders than the Merger and (B) the Board of Directors of CNG shall have been advised in a written, reasoned opinion by outside counsel that, notwithstanding a binding commitment to consummate an agreement of the nature of this Agreement entered into in the proper exercise of their applicable fiduciary duties, and notwithstanding all concessions that may be offered by DRI in negotiations entered into pursuant to clause (ii) below, such fiduciary duties would also require the directors to reconsider such commitment as a result of such tender offer or such written offer or proposal and (ii) prior to any such termination, CNG shall, and shall cause its respective financial and legal advisors to, negotiate with DRI to make such adjustments in the terms and conditions of this Agreement as would enable CNG to proceed with the transactions contemplated herein; provided further, that DRI and CNG acknowledge and affirm that, notwithstanding anything in this Section 9.1(e) to the contrary, DRI and CNG intend this Agreement to be an exclusive agreement and, accordingly, nothing in this Agreement is intended to constitute a solicitation of an offer or proposal for a Business Combination, it being acknowledged and agreed that any such offer or proposal would interfere with the strategic advantages and benefits that DRI and CNG expect to derive from the Merger and other transactions contemplated hereby;

    (f) by DRI, upon two (2) days' prior notice to CNG, if, as a result of a tender offer by a party other than CNG or any of its affiliates or any written offer or proposal with respect to a Business Combination by a party other than CNG or any of its affiliates, the Board of Directors of DRI determines in good faith that the fiduciary obligations of such directors under applicable law require that such tender offer or other written offer or proposal be accepted; provided, however, that (i) (A) the Board of Directors of DRI has reasonably concluded in good faith (after consultation with its financial advisors) that the person or group proposing the Business Combination will have adequate sources of financing to consummate the Business Combination and that the Business Combination is more favorable to DRI's shareholders than the Merger and (B) the Board of Directors of DRI shall have been advised in a written, reasoned opinion by outside counsel that, notwithstanding a binding commitment to consummate an agreement of the nature of this Agreement entered into in the proper exercise of their applicable fiduciary duties, and notwithstanding all concessions that may be offered by CNG in negotiations entered into pursuant to clause (ii) below, such fiduciary duties would also require the directors to reconsider such commitment as a result of such tender offer or such written offer or proposal and (ii) prior to any such termination, DRI shall, and shall cause its respective financial and legal advisors to, negotiate with CNG to make such adjustments in the terms and conditions of this Agreement as would enable DRI to proceed with the transactions contemplated herein; provided further, that DRI and CNG acknowledge and affirm that, notwithstanding anything in this Section 9.1(f) to the contrary, DRI and CNG intend this Agreement to be an exclusive agreement and, accordingly, nothing in this Agreement is intended to constitute a solicitation of an offer or proposal for a Business Combination, it being acknowledged and agreed that any such offer or proposal would interfere with the strategic advantages and benefits that DRI and CNG expect to derive from the Merger and other transactions contemplated hereby;

    (g) by CNG, by written notice to DRI, if (i) there exist breaches of the representations and warranties of DRI made herein as of the date hereof which breaches, individually or in the aggregate, would or would be reasonably likely to result in a DRI Material Adverse Effect, and such breaches shall not have been remedied within twenty (20) days after receipt by DRI of notice in writing from CNG, specifying the nature of such breaches and requesting that they be remedied, (ii) DRI (and/or its appropriate subsidiaries) shall not have in all material respects performed and complied with its agreements and covenants contained in Section 6.2 (Dividends), Section 6.3 (Issuance of Securities) and Section 6.7 (Indebtedness) or shall have failed to perform and comply with, in all material respects, its other agreements and covenants hereunder and such failure to perform or comply with shall not have been remedied within twenty (20) days after receipt by DRI of a notice in writing from CNG, specifying the nature of such failure and requesting that it be remedied; or (iii) the Board of Directors of DRI or any committee thereof (A) shall withdraw or modify in any manner adverse to CNG its approval or recommendation of this Agreement or the Merger, (B) shall fail to reaffirm such approval or recommendation upon CNG's request, (C) shall approve or recommend any acquisition of DRI or a material portion of DRI's assets or any tender offer for shares of capital stock of DRI, in each case, by a party other than CNG or any of its affiliates or (D) shall resolve to take any of the actions specified in clause (A), (B) or (C).

    (h) by DRI, by written notice to CNG, if (i) there exist breaches of the representations and warranties of CNG made herein as of the date hereof which breaches, individually or in the aggregate, would or would be reasonably likely to result in a CNG Material Adverse Effect, and such breaches shall not have been remedied within twenty (20) days after receipt by CNG of notice in writing from DRI, specifying the nature of such breaches and requesting that they be remedied, (ii) CNG (and/or its appropriate subsidiaries) shall not have in all material respects performed and complied with its agreements and covenants contained in Section 6.2 (Dividends), Section 6.3 (Issuance of Securities) and Section 6.7 (Indebtedness) or shall have failed to perform and comply with, in all material respects, its other agreements and covenants hereunder and such failure to perform or comply with shall not have been remedied within twenty (20) days after receipt by CNG of a notice in writing from DRI, specifying the nature of such failure and requesting that it be remedied; or (iii) the Board of Directors of CNG or any committee thereof (A) shall withdraw or modify in any manner adverse to DRI its approval or recommendation of this Agreement or the Merger, (B) shall fail to reaffirm such approval or recommendation upon DRI's request, (C) shall approve or recommend any acquisition of CNG or a material portion of CNG's assets or any tender offer for shares of capital stock of CNG, in each case, by a party other than DRI or any of its affiliates or (D) shall resolve to take any of the actions specified in clause (A), (B) or (C).

  Section 9.2 Effect of Termination. In the event of termination of this Agreement by either DRI or CNG pursuant to Section 9.1, there shall be no liability on the part of either DRI or CNG or their respective officers or directors hereunder, except that Section 7.14 and Section 9.3 and the agreement contained in the second to the last sentence of Section 7.1 shall survive any such termination.

  Section 9.3 Termination Fee; Expenses.

  (a) Expenses Payable upon Breach. If this Agreement is terminated pursuant to one (but not both) of Section 9.1(g)(i) or (ii)or Section 9.1(h)(i) or
(ii), then (i) the breaching party (the "Nonterminating Party") shall promptly (but not later than five business days after receipt of notice of the amount due from the other party) pay to the terminating party an amount equal to all documented out-of-pocket expenses and fees incurred by such terminating party (including, without limitation, fees and expenses payable to all legal, accounting, financial, public relations and other professional advisors arising out of, in connection with or related to the Merger or the transactions contemplated by this Agreement) not to exceed $25 million in the aggregate ("Out-of-Pocket Expenses"); provided, however, that, if this Agreement is terminated by a party as a result of a willful breach or failure to perform or comply with agreements and covenants by the Nonterminating Party, the Nonterminating Party shall in addition to the other parties' Out-of-Pocket Expenses, be liable to the other party for such party's actual damages as a result of such breach.

  (b) Termination Fee Payable upon Acceptance of a Proposal. If this Agreement is terminated pursuant to one of Section 9.1(e) or Section 9.1(f) but not the other on the basis of a good faith determination made as provided in such
Section 9.1(e) or Section 9.1(f) that the fiduciary obligations of the directors of the terminating party under applicable law require acceptance of a tender offer or other written offer or proposal with respect to a Business Combination and such terminating party (or an affiliate thereof) enters into an agreement (whether or not such agreement is embodied in a definitive manner) to consummate a Business Combination with a third party within two (2) years of such termination, then the terminating party shall promptly (but not later than five (5) business days after receipt of notice of the amount due from the other party), but prior to entering into such agreement with the third party, pay to the other party an amount equal to Out-of-Pocket Expenses plus $200 million.

  (c) Termination Fee In Certain Other Events. If this Agreement is terminated
(i) pursuant to Section 9.1(g)(iii) or Section 9.1(h)(iii), or (ii)(x) pursuant to Section 9.1(b), (y) following a failure of the shareholders of CNG or DRI to grant the necessary approvals described in Section 4.10 or Section 5.10, as the case may be (a "Shareholder Disapproval"), or (z) as a result of a material breach of Section 7.4, and in the case of a termination pursuant to clause (ii) hereof, at the time of such termination (or, in the case of any termination following a Shareholder Disapproval, prior to the shareholder meeting at which such Shareholder Disapproval occurred), there shall have been a third-party tender offer for shares of, or a third-party offer or proposal with respect to a Business Combination involving, CNG or DRI (as the case may be, the "Target Party") or the affiliates thereof which, at the time of such termination (or of the meeting of the Target Party's shareholders, as the case may be) shall not have been (A) rejected by the Target Party and its Board of Directors and (B) withdrawn by the third party, then promptly (but not later than five business days after receipt of notice of the amount due from the other party) after the termination of this Agreement (1) if DRI is the Target Party or the termination is pursuant to Section 9(g)(iii), DRI shall pay to CNG a termination fee equal to $200 million plus Out-of-Pocket Expenses and
(2) if CNG is the Target Party or the termination is pursuant to Section 9(h)(iii), CNG shall pay to DRI a termination fee equal to $200 million plus Out-of-Pocket Expenses; provided, however, that no such amounts shall be payable if and to the extent the party to make such payment shall have paid such amounts pursuant to Section 9.3(a) or Section 9.3(b).

  (d) Expenses. The parties agree that the agreements contained in this
Section 9.3 are an integral part of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty. If one party fails to promptly pay to the other any fees due hereunder, such defaulting party shall pay the costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of any unpaid fee at the publicly announced prime rate of Citigroup, N.A. in effect from time to time from the date such fee was required to be paid.

  Section 9.4 Amendment. This Agreement may be amended by the parties hereto pursuant to action of the respective Boards of Directors of each of DRI and CNG, at any time before or after approval hereof by the shareholders of DRI and CNG and prior to the Effective Time, but after such approvals, no such amendment shall (a) alter or change the amount or kind of shares, rights or any of the proceedings of the exchange and/or conversion under Article II, or
(b) alter or change any of the terms and conditions of this Agreement if any of the alterations or changes, alone or in the aggregate, would materially and adversely affect the rights of holders of CNG Common Stock, except for alterations or changes that could otherwise be adopted by the Board of Directors of DRI and/or CNG, without the further approval of such shareholders, as applicable. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

  Section 9.5 Waiver. At any time prior to the Effective Time, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by a duly authorized officer of each party.

                                   ARTICLE X

                              General Provisions

  Section 10.1 Non-Survival of Representations, Warranties, Covenants and Agreements. None of the representations, warranties, covenants and agreements in this Agreement shall survive the Merger, except the covenants and agreements contained in this Section 10.1 and in Article II (Treatment of Shares), the second to the last sentence of Section 7.1 (Access to Information), Section 7.5 (Directors' and Officers' Indemnification), Section
7.9 (Certain Employee Agreements), Section 7.10 (Incentive, Stock and Other Plans), Section 7.12 (DRI Board of Directors), Section 7.13 (Corporate Offices), Section 7.14 (Expenses), Section 7.15 (Community Support) and
Section 10.7 (Parties in Interest), each of which shall survive in accordance with its terms.

  Section 10.2 Brokers. DRI represents and warrants that, except for Lehman Brothers Inc., its investment banking firm, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of DRI. CNG represents and warrants that, except for Merrill Lynch, Pierce, Fenner & Smith Incorporated, its investment banking firm, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of CNG.

  Section 10.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) if delivered personally, or (b) if sent by overnight courier service (receipt confirmed in writing), or (c) if delivered by facsimile transmission (with receipt confirmed), or (d) five days after being mailed by registered or certified mall (return receipt requested) to the parties, in each case to the following addresses (or at such other address for a party as shall be specified by like notice):

    (i) If to CNG, to:

      Stephen E. Williams
      Senior Vice President and General Counsel
      Consolidated Natural Gas Company
      CNG Tower
      625 Liberty Avenue
      Pittsburgh, Pennsylvania 15222
      Fax: (412) 690-7633

    with a copy to:

      Cahill Gordon & Reindel
      80 Pine Street
      New York, New York 10005
      Attn: Gary W. Wolf
      Fax: (212) 269-5420

    (ii)  If to DRI, to:

      James F. Stutts
      Vice President and General Counsel
      Dominion Resources, Inc.
      120 Tredegar Street
      Richmond, Virginia 23219
      Fax: (804) 819-2233
    with a copy to:

      LeBoeuf, Lamb, Greene & MacRae L.L.P.
      125 West 55th Street
      New York, New York 10019
      Attn: Douglas W. Hawes
      Fax: (212) 424-8500

    and

      McGuire, Woods, Battle & Booth LLP
      901 East Cary Street
      Richmond, Virginia 23219
      Attn: Robert L. Burrus
      Fax: (804) 698-2170

  Section 10.4 Miscellaneous. This Agreement (including the documents and instruments referred to herein): (a) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof other than the Confidentiality Agreement; and (b) shall not be assigned by operation of law or otherwise. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts executed in and to be fully performed in such State, without giving effect to its conflicts of laws statutes, rules or principles. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect. The parties hereto shall negotiate in good faith to replace any provision of this Agreement so held invalid or unenforceable with a valid provision that is as similar as possible in substance to the invalid or unenforceable provision.

  Section 10.5 Interpretation. When reference is made in this Agreement to Articles, Sections or Exhibits, such reference shall be to an Article, Section or Exhibit of this Agreement, as the case may be, unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes", or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." Whenever "or" is used in this Agreement it shall be construed in the nonexclusive sense.

  Section 10.6 Counterparts; Effect. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

  Section 10.7 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and, except for rights of Indemnified Parties as set forth in Section 7.5 (Directors' and Officers' Indemnification), nothing in this Agreement, express or implied, is intended to confer upon any person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

  Section 10.8 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

  Section 10.9 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTION CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED

EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

  IN WITNESS WHEREOF, DRI and CNG have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first above written.

                                          Dominion Resources, inc.

                                                    /s/ Thos. E. Capps
                                          By: _________________________________
                                          Name: Thos. E. Capps
                                          Title: Chairman and Chief Executive
                                           Officer

                                          Consolidated Natural Gas Company

                                                /s/ George A. Davidson, Jr.
                                          By: _________________________________
                                          Name: George A. Davidson, Jr.
                                          Title: Chairman and Chief Executive
                                           Officer

                             INDEX OF DEFINED TERMS

Term                                                                        Page
----                                                                        ----
1935 Act...................................................................  A-5
affiliate..................................................................  A-8
Agreement..................................................................  A-1
Alternative Merger.........................................................  A-1
Articles of Merger.........................................................  A-6
Atomic Energy Act..........................................................  A-6
Book Entry Shares..........................................................  A-3
Business Combination....................................................... A-26
Certificate................................................................  A-3
Certificate of Merger......................................................  A-4
Closing....................................................................  A-4
Closing Date...............................................................  A-4
CNG........................................................................  A-1
CNG Budget................................................................. A-14
CNG Common Stock...........................................................  A-2
CNG Disclosure Schedule....................................................  A-9
CNG Employee Benefit Plans................................................. A-12
CNG Financial Statements................................................... A-11
CNG Material Adverse Effect................................................ A-10
CNG Required Consents...................................................... A-11
CNG Required Statutory Approvals........................................... A-11
CNG Rights................................................................. A-13
CNG Rights Agreement....................................................... A-13
CNG SEC Reports............................................................ A-11
CNG Shareholders' Approval................................................. A-12
CNG Shares.................................................................  A-3
CNG Special Meeting........................................................ A-19
Code.......................................................................  A-1
Confidentiality Agreement.................................................. A-18
Conversion Ratio...........................................................  A-2
DGCL.......................................................................  A-1
Disclosure Schedules....................................................... A-20
DRI........................................................................  A-1
DRI Budget................................................................. A-14
DRI Common Stock...........................................................  A-2
DRI Disclosure Schedule....................................................  A-4
DRI Employee Benefit Plans.................................................  A-7
DRI Financial Statements...................................................  A-4
DRI Material Adverse Effect................................................  A-4
DRI Required Consents......................................................  A-6
DRI Required Statutory Approvals...........................................  A-6
DRI SEC Reports............................................................  A-6
DRI Shareholders' Approval.................................................  A-8
DRI Shares.................................................................  A-3
DRI Special Meeting........................................................ A-19
Effective Time.............................................................  A-2
Environmental Laws.........................................................  A-6
ERISA......................................................................  A-7
Exchange Act...............................................................  A-6

Term                                                                        Page
----                                                                        ----
Exchange Agent.............................................................  A-2
FERC.......................................................................  A-6
Final Order................................................................ A-24
GAAP.......................................................................  A-1
Gas Act.................................................................... A-11
Gas Policy Act............................................................. A-11
Governmental Authority.....................................................  A-6
Hazardous Materials........................................................  A-6
HSR Act.................................................................... A-18
Indemnified Parties........................................................ A-19
Indemnified Party.......................................................... A-19
Joint Proxy Statement/Prospectus...........................................  A-7
Joint Proxy/Registration Statement......................................... A-18
Joint venture..............................................................  A-5
Liens......................................................................  A-5
Merger.....................................................................  A-1
Merger Sub.................................................................  A-1
Nonterminating Party....................................................... A-27
NRC........................................................................  A-6
NYSE Composite Transition Reports..........................................  A-3
Out-of-Pocket Expenses..................................................... A-27
Permits....................................................................  A-6
Power Act..................................................................  A-6
Registration Statement.....................................................  A-7
Representatives............................................................ A-17
SEC........................................................................  A-1
Securities Act.............................................................  A-6
Shareholder Disapproval.................................................... A-28
Significant Subsidiary.....................................................  A-4
Stock Plan................................................................. A-21
Subsidiary.................................................................  A-4
subsidiary company.........................................................  A-8
Takeover Proposal.......................................................... A-22
Target Party............................................................... A-28
Task Force................................................................. A-17
Violation..................................................................  A-5
VSCA.......................................................................  A-2

                                                                      EXHIBIT A

                                    [Date]

Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219

Ladies and Gentlemen:

  I have been advised that as of the date hereof, I may be deemed to be an "affiliate" of Consolidated Natural Gas Company, a Delaware corporation (the "Company"), as such term (i) is defined for purposes of paragraphs (c) and (d) of Rule 145 of the Rules and Regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), or (ii) is used in and for purposes of Accounting Series Releases 130 and 135, as amended, of the Commission. Pursuant to the terms of the Agreement and Plan of Merger dated as of February 19, 1999, as it may be amended, supplemented or modified from time to time (the "Merger Agreement"), between the Company and Dominion Resources, Inc., a Virginia corporation ("DRI"), the Company will be merged into DRI (the "Merger"). Capitalized terms used herein but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

  I further understand that the Merger will be treated for financial accounting purposes as a "pooling of interests" in accordance with generally accepted accounting principles and that the Staff of the Commission has issued certain guidelines that should be followed to ensure the pooling of entities.

  I hereby represent and warrant that, since 30 days prior to the closing and including the date hereof, I have not sold, transferred or otherwise disposed of any shares of Common Stock, par value $2.75 per share, of the Company (the "Company Common Stock").

  In consideration of the agreements contained herein, DRI's reliance on this letter in connection with the consummation of the Merger and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, I hereby represent, warrant and agree that (i) I will not make any sale, transfer or other disposition of Company Common Stock prior to the earlier of the Effective Time or the termination of the Merger Agreement, (ii) I will not make any sale, transfer or other disposition of Common Stock, no par value of DRI (the "DRI Common Stock") received by me pursuant to the Merger until after such time as results covering at least 30 days of combined operations of the Company and DRI have been published by DRI, in the form of a quarterly earnings report, an effective registration statement filed with the Commission, a report to the Commission on Form 10-K, 10-Q or 8-K, or any other public filing or announcement which includes such combined results of operations, and (iii) I will not make any sale, transfer or other disposition of any shares of DRI Common Stock received by me pursuant to the Merger in violation of the Securities Act or the rules and regulations thereunder. I have been advised that the issuance of the shares of DRI Common Stock pursuant to the Merger will have been registered with the Commission under the Securities Act on a Registration Statement on Form S-4. I have also been advised, however, that since I may be deemed to be an affiliate of the Company at the time the Merger is submitted for a vote of the shareholders of the Company, the DRI Common Stock received by me may be disposed by me only (i) pursuant to an effective registration under the Securities Act, (ii) in conformity with the volume and other limitations of Rule 145 promulgated by the Commission under the Securities Act, or (iii) in reliance upon an exemption from registration that is available under the Securities Act.

  I also understand that instructions will be given to DRI's transfer agent with respect to the DRI Common Stock to be received by me pursuant to the Merger and that there will be placed on the certificates representing such shares of DRI Common Stock, or any substitutes therefor, a legend stating in substance as follows:

    "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933,

  AS AMENDED, APPLIES AND MAY ONLY BE SOLD OR OTHERWISE TRANSFERRED IN COMPLIANCE WITH THE REQUIREMENTS OF RULE 145 OR PURSUANT TO A REGISTRATION STATEMENT UNDER THAT ACT OR AN EXEMPTION FROM SUCH REGISTRATION."

  It is understood and agreed that the legend set forth above shall be removed upon surrender of certificates bearing such legend by delivery of substitute certificates without such legend if I shall have delivered to DRI an opinion of counsel, in form and substance reasonably satisfactory to DRI, to the effect that (i) the sale or disposition of the shares represented by the surrendered certificates may be effected without registration of the offering, sale and delivery of such shares under the Securities Act, and (ii) the shares to be so transferred may be publicly offered, sold and delivered by the transferee thereof without compliance with the registration provisions of the Securities Act.

  I further understand and agree that DRI is under no obligation to register the sale, transfer or other disposition of the DRI Common Stock by me or on my behalf under the Securities Act or to take any other action necessary in order to make compliance with an exemption form such registration available.

  Execution of this letter should not be considered an admission on my part that I am an "affiliate" of the Company as described in the first paragraph of this letter, or as a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this letter.

  This letter agreement constitutes the complete understanding between DRI and me concerning the subject matter hereof. Any notice required to be sent to either party hereunder shall be sent by registered or certified mail, return receipt requested, using the addresses set forth herein or such other address as shall be furnished in writing by the parties. This letter agreement shall be governed by and construed and interpreted in accordance with, the laws of the State of New York.

  If you are in agreement with the foregoing, please so indicate by signing below and returning a copy of this letter to the undersigned, at which time this letter shall become a binding agreement between us.

                                          Very truly yours,

                                          _____________________________________
                                          Name:

Accepted this   day
of    , 19

Dominion Resources, Inc.


By: _________________________________
  Name:
  Title

                                                                      EXHIBIT B

                                    [Date]

Consolidated Natural Gas Company
CNG Tower
625 Liberty Avenue
Pittsburgh, PA 15222

Gentlemen:

  I have been advised that as of the date hereof, I may be deemed to be an "affiliate" of Dominion Resources, Inc., a Virginia corporation ("DRI"), as such term (i) is defined for purposes of paragraphs (c) and (d) of Rule 145 of the Rules and Regulations of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended, or (ii) is used in and for purposes of Accounting Series Releases 130 and 135, as amended, of the Commission. Pursuant to the terms of the Agreement and Plan of Merger, dated as of February 19, 1999, as it may be amended, supplemented or modified from time to time, between DRI and Consolidated Natural Gas Company ("CNG"), CNG will be merged with and into DRI (the "Merger"). Capitalized terms used herein but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

  I further understand that the Merger will be treated for financial accounting purposes as a "pooling of interests" in accordance with generally accepted accounting principles and that the Staff of the Commission has issued certain guidelines that should be followed to ensure the pooling of the entities.

  I hereby represent and warrant that, since 30 days prior to the closing and including the date hereof, I have not sold, transferred or otherwise disposed of any shares of Common Stock, no par value, of DRI ("DRI Common Stock").

  In consideration of the agreements contained herein, CNG's reliance on this letter in connection with the consummation of the Merger and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, I hereby represent, warrant and agree that I will not make any sale, transfer, or other disposition of DRI Common Stock until after such time as results covering at least 30 days of combined operations of DRI and CNG have been published by DRI, in the form of a quarterly earnings report, an effective registration statement filed with the Commission, a report to the Commission on Form 10-K, 10-Q or 8-K, or any other public filing or announcement which includes such combined results of operations.

  Execution of this letter should not be considered an admission on my part that I am an "affiliate" of DRI as described in the first paragraph of this letter, or as a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this letter.

  This letter agreement constitutes the complete understanding between the CNG and me concerning the subject matter hereof. Any notice required to be sent to either party hereunder shall be sent by registered or certified mail, return receipt requested, using the addresses set forth herein or such other address as shall be furnished in writing by the parties. This letter agreement shall be governed by and construed and interpreted in accordance with, the laws of the State of New York.

  If you are in agreement with the foregoing, please so indicate by signing below and returning a copy of this letter to the undersigned, at which time this letter shall become a binding agreement between us.

                                          Very truly yours,

                                          _____________________________________
                                          Name:

Accepted this  th day
of    , 19

Consolidated Natural Gas Company


By: _________________________________
  Name:
  Title:

                                                                        Annex B

                                                              February 19, 1999

Board of Directors
Dominion Resources, Inc.
901 East Byrd Street
Richmond, Virginia 23219

Members of the Board:

  We understand that Dominion Resources, Inc. ("DRI") and Consolidated Natural Gas Company ("CNG"), are proposing to enter into an Agreement and Plan of Merger, dated as of February 19, 1999 (the "Merger Agreement"), which provides for the merger (the "Merger") of CNG into DRI. Upon the effectiveness of the Merger, each issued and outstanding share of common stock of CNG (the "CNG Common Stock"), will be converted into the right to receive 1.52 (the "Exchange Ratio") shares of common stock of DRI (the "DRI Common Stock"), subject to adjustment as provided in the Merger Agreement. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

  We have been requested by the Board of Directors of DRI to render our opinion with respect to the fairness, from a financial point of view, to DRI of the Exchange Ratio to be paid in connection with the Merger. We have not been requested to opine as to, and our opinion does not in any manner address, DRI's underlying business decision to proceed with or effect the Merger.

  In arriving at our opinion, we reviewed and analyzed: (1) the Merger Agreement and the specific terms of the Merger, (2) such publicly available information concerning DRI and CNG that we believe to be relevant to our analysis, including their respective Annual Reports on Form 10-K for the fiscal year ended 1997 and Quarterly Reports on Form 10-Q for the quarter ended September 30, 1998, (3) financial and operating information with respect to the business, operations and prospects of DRI and CNG furnished to us by DRI and CNG, respectively, (4) a trading history of the DRI Common Stock from January 1, 1994 to the present and a comparison of that trading history with those of other companies that we deemed relevant, including CNG (5) a trading history of the CNG Common Stock from January 1, 1994 to the present and a comparison of that trading history with those of other companies that we deemed relevant, including DRI, (6) a comparison of the historical financial results and present financial condition of DRI and CNG with those of other companies that we deemed relevant, (7) a comparison of the financial terms of the Merger Agreement with the financial terms of certain other recent transactions that we deemed relevant, (8) the relative pro forma financial contributions of DRI and CNG to the combined company upon consummation of the Merger, (9) the potential pro forma impact of the Merger on DRI (including the cost savings, operating synergies and strategic benefits expected by the management's of DRI and CNG and DRI's outside consultant to result from the Merger), and (10) certain estimates of reserves and production by DRI and CNG. In addition, we have had discussions with the management of DRI and CNG concerning their respective businesses, operations, assets, financial conditions and prospects (including the cost savings, operating synergies and strategic benefits expected by the management's of DRI and CNG and DRI's outside consultant to result from the Merger) and have undertaken such other studies, analyses and investigations as we deemed appropriate.

  In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of DRI and CNG that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of DRI and CNG, upon advice of DRI and CNG, as the case may be, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of DRI and CNG, as the case may be, as to their respective future financial performance and that DRI and CNG will perform in accordance with such projections. With respect to the cost savings, operating synergies and strategic benefits projected by the managements of DRI and CNG to result from the Merger, we have assumed that such cost savings, operating synergies and strategic benefits will be realized substantially in accordance with such projections. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of DRI or CNG and have not made or obtained any evaluations or appraisals of the assets or liabilities of DRI or CNG. In addition, we have assumed that the Merger will qualify for "pooling-of-interests" accounting treatment. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

  Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Exchange Ratio is fair to DRI.

  We have acted as financial advisor to DRI in connection with the Merger and will receive a fee for our services, a portion of which is contingent upon the consummation of the Merger. In addition, DRI has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We also have performed investment banking services for DRI in the past and have received customary fees for such services. In the ordinary course of our business, we actively trade in the debt and equity securities of DRI and CNG for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

  This opinion is for the use and benefit of the Board of Directors of DRI and is rendered to the Board of Directors in connection with its consideration of the Merger. This opinion is not intended to be and does not constitute a recommendation to any stockholder of DRI as to how such stockholder should vote with respect to the Merger.

                                       Very truly yours,

                                       LEHMAN BROTHERS

                                                                        Annex C


                                                               Investment
                                                               Banking

                                                               Corporate and
                                                               Institutional
                                                               Client Group

                                                               One Houston
                                                               Center
                                                               1221 McKinney
                                                               Suite 2700
                                                               Houston, Texas
                                                               77010
                                                               713 759 2500
                                                               FAX 713 759
                                                               2580

                                                               February 19,
                                                               1999

Board of Directors
Consolidated Natural Gas Company
CNG Tower
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222-3199

Gentlemen:

  Consolidated Natural Gas Company (the "Company") and Dominion Resources, Inc. ("Dominion") propose to enter into an agreement (the "Agreement") pursuant to which the Company will be merged with and into Dominion in a transaction (the "Merger") in which each outstanding share of the Company's stock, par value $2.75 per share (the "Shares"), will be converted into the right to receive 1.520 shares (the "Exchange Ratio") of the common stock of Dominion (the "Dominion Shares"). The Merger is expected to be considered by the stockholders of the Company and Dominion at special stockholders' meetings and consummated following such meetings. The terms and conditions of the Merger are more fully set forth in the Agreement.

  You have asked us whether, in our opinion, the Exchange Ratio to be received in the Merger by the holders of the Shares other than Dominion and its affiliates is fair to such stockholders from a financial point of view.

  In arriving at the opinion set forth below, we have, among other things:

  (1) Reviewed the Company's Annual Reports, Forms 10-K and related financial information for the five fiscal years ended December 31, 1997 and the Company's Form 10-Q and the related unaudited financial information for the quarterly periods ending March 31, 1998, June 30, 1998 and September 30, 1998;

  (2) Reviewed Dominion's Annual Reports, Forms 10-K and related financial information for the five fiscal years ended December 31, 1997 and Dominion's Form 10-Q and the related unaudited financial information for the quarterly periods ending March 31, 1998, June 30, 1998 and September 30, 1998;

  (3) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of each of the Company and Dominion, furnished to us by the Company and Dominion;

  (4) Conducted discussions with members of senior management of the Company and Dominion concerning their respective businesses and prospects;

  (5) Reviewed the historical market prices and trading activity for the Shares and Dominion Shares and compared them with equivalent data of certain publicly traded companies which we deemed to be reasonably similar to the Company and Dominion, respectively;

  (6) Compared the results of operations of the Company and Dominion with those of certain companies which we deemed to be reasonably similar to the Company and Dominion, respectively;

  (7) Compared the proposed financial terms of the transactions contemplated by the Agreement with the financial terms of certain other mergers and acquisitions which we deemed to be relevant;

  (8) Reviewed a draft of the Agreement dated February 19, 1999; and

  (9) Reviewed such other financial studies and analyses and performed such other investigations and taken into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

  In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us by the Company and Dominion, discussed with or reviewed by or for us, or publicly available, and we have not assumed responsibility for independently verifying such information. We have not undertaken an independent evaluation or appraisal of any of the assets or liabilities, contingent or otherwise, of the Company or Dominion or any actuarial analysis with respect to Dominion, nor have we been furnished with any such evaluation, appraisal or actuarial analysis. We are not experts in the evaluation of allowances for credit or loan losses, and we have not made an independent evaluation of the adequacy of the allowance for credit or loan losses of Dominion nor reviewed any individual credit or loan files relating to Dominion. In addition, we have not assumed any obligation to conduct, nor have we conducted any physical inspection of the properties or facilities of the Company or Dominion. With respect to the financial forecast information of the Company and Dominion, including, without limitation, financial forecasts, evaluation of contingencies and projections regarding, among other things, future economic conditions pertaining to the Company, and the synergies and cost savings that may result from the Merger ("Merger Benefits"), furnished to or discussed with us by the Company and Dominion, we have assumed that they have been reasonably prepared and reflect the best currently available estimates, allocations and judgements of the senior management of the Company and Dominion as to the expected future financial performance of the Company, Dominion or the combined entity, as the case may be, the Merger Benefits and the other items referred to above. We express no opinion as to such financial forecast information, the Merger Benefits or other items or the assumptions upon which they were based. We have further assumed that the Merger will qualify as a tax-free reorganization for U.S. federal income tax purposes and will be accounted for as a pooling-of-interests under generally accepted accounting principles. We have also assumed that the final form of the Agreement will be substantially similar to the last drafts reviewed by us and that the Merger will be consummated in accordance with the Agreement.

  In connection with the preparation of this opinion, we have not been authorized by the Company or the Board of Directors of the Company to solicit, nor have we solicited, third-party indications of interest for the acquisition of all or any part of, or combination with, the Company. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

  We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services. We have, in the past, provided financial advisory and financing services to the Company and Dominion and have received fees for the rendering of such services.

  In the ordinary course of our business, we may actively trade the securities of the Company or Dominion for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

  It is understood that this letter is for the information of the Board of Directors of the Company, and does not constitute a recommendation to any shareholder of the Company as to how a shareholder should vote at the shareholders' meeting held in connection with the Merger.

  We are not expressing any opinion herein as to the prices at which the Dominion Shares will trade following the consummation of the Merger or the prices at which the Shares will trade between the date hereof and the consummation of the Merger.

  On the basis of, and subject to the foregoing, we are of the opinion that the Exchange Ratio to be received in the Merger by the holders of the Shares other than Dominion and its affiliates is fair to such stockholders from a financial point of view.

                                       Very truly yours,

                                       MERRILL LYNCH, PIERCE, FENNER & SMITH
                                       INCORPORATED

                PART II--INFORMATION NOT REQUIRED IN PROSPECTUS

                  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

   2 Amended and Restated Agreement and Plan of Merger, dated March 31, 1999, by and between Dominion Resources, Inc. and Consolidated Natural Gas
       Company (filed herewith as Annex A).
   3.1 Articles of Incorporation as in effect May 4, 1987 (Exhibit 3 (i), Form
       10-K for the fiscal year ended December 31, 1993, File No. 1-8489, incorporated by reference).
   3.2 Bylaws as in effect on March 5, 1999 (filed herewith).
   5   Opinion of James F. Stutts, Vice President and General Counsel of
       Dominion Resources regarding validity of securities being registered
       (filed herewith).
  11 Computation of Earnings Per Share of Common Stock primary and fully diluted can be found on page 13.
  23.1 Consent of PricewaterhouseCoopers LLP (filed herewith).
  23.2 Consent of Ralph E. Davis Associates, Inc. (filed herewith).
  23.3 Consent of Deloitte & Touche LLP (filed herewith).
  23.4 Consent of James F. Stutts, Vice President and General Counsel of
       Dominion Resources (included in Exhibit 5).
  24 Powers of Attorney (included on the signature page of this Form S-4 and incorporated herein by reference).

                   INDEMNIFICATION OF OFFICERS AND DIRECTORS

  Article VI of Dominion Resources' Articles of Incorporation mandates indemnification of its directors and officers to the full extent permitted by the Virginia Stock Corporation Act (the Virginia Act) and any other applicable law. The Virginia Act permits a corporation to indemnify its directors and officers against liability incurred in all proceedings, including derivative proceedings, arising out of their service to the corporation or to other corporations or enterprises that the officer or director was serving at the request of the corporation, except in the case of willful misconduct or a knowing violation of a criminal law. Dominion Resources is required to indemnify its directors and officers in all such proceedings if they have not violated this standard.

  In addition, Article VI of Dominion Resources' Articles of Incorporation limits the liability of its directors and officers to the full extent permitted by the Virginia Act as now and hereafter in effect. The Virginia Act places a limit on the liability of a director or officer in derivative or shareholder proceedings equal to the lesser of (i) the amount specified in the corporation's articles of incorporation or a shareholder-approved bylaw; or
(ii) the greater of (a) $100,000 or (b) twelve months of cash compensation received by the director or officer. The limit does not apply in the event the director or officer has engaged in willful misconduct or a knowing violation of a criminal law or a federal or state securities law. The effect of Dominion Resources' Articles of Incorporation, together with the Virginia Act, is to eliminate liability of directors and officers for monetary damages in derivative or shareholder proceedings so long as the required standard of conduct is met.

  Dominion Resources has purchased directors' and officers' liability insurance policies. Within the limits of their coverage, the policies insure
(1) the directors and officers of Dominion Resources against certain losses resulting from claims against them in their capacities as directors and officers to the extent that such losses are not indemnified by Dominion Resources and (2) Dominion Resources to the extent that it indemnifies such directors and officers for losses as permitted under the laws of Virginia.

                                 UNDERTAKINGS

  The undersigned registrant hereby undertakes:

    (1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

    (2) That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of
  Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) That for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering hereof.

    (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (5) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

    (6) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired or involved therein, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richmond, Commonwealth of Virginia, on the 5th day of April, 1999.

                                          DOMINION RESOURCES, INC.

                                          By:/s/Thos. E. Capps
                                             --------------------------------
                                             (Thos. E. Capps, Chairman of the
                                             Board of
                                             Directors, President and Chief
                                             Executive Officer)

  Pursuant to requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated and on the 5th day of April, 1999. The officers and directors whose signatures appear below hereby constitute Patricia A. Wilkerson or W. H. Riggs, Jr., either of whom may act, as their true and lawful attorneys-in-fact, with full power to sign on their behalf individually and in each capacity stated below and file all amendments and post-effective amendments to the registration statement making such changes in the registration statement as the registrant deems appropriate, and generally to do all things in their name and in their capacities as officers and directors to enable the registrant to comply with the provisions of the Securities Act of 1933 and all requirements of the Securities and Exchange Commission.

              Signature                           Title
              ---------                           -----
      /s/ John B. Adams, Jr.
                                     Director
-----------------------------------
        John B. Adams, Jr.

       /s/ John B. Bernhardt
                                     Director
-----------------------------------
         John B. Bernhardt

        /s/ Thos. E. Capps
                                     Chairman of the Board of
-----------------------------------   Directors, President and
          Thos. E. Capps              Chief Executive Officer

   /s/ Benjamin J. Lambert, III
                                     Director
-----------------------------------
     Benjamin J. Lambert, III

    /s/ Richard L. Leatherwood
                                     Director
-----------------------------------
      Richard L. Leatherwood

    /s/ Harvey L. Lindsay, Jr.
                                     Director
-----------------------------------
      Harvey L. Lindsay, Jr.

         /s/ K. A. Randall
                                     Director
-----------------------------------
           K. A. Randall

        /s/ William T. Roos
                                     Director
-----------------------------------
          William T. Roos

        /s/ Frank S. Royal
                                     Director
-----------------------------------
          Frank S. Royal

              Signature                           Title


       /s/ S. Dallas Simmons
                                     Director
-----------------------------------
         S. Dallas Simmons

       /s/ Robert H. Spilman
                                     Director
-----------------------------------
         Robert H. Spilman

       /s/ Judith B. Warrick
                                     Director
-----------------------------------
         Judith B. Warrick

       /s/ E. M. Roach, Jr.
                                     Executive Vice President
                                      (Chief Financial Officer)
-----------------------------------
         E. M. Roach, Jr.

        /s/ J. L. Trueheart
                                     Senior Vice President and
                                      Controller (Principal
-----------------------------------   Accounting Officer)
          J. L. Trueheart